

2025 ANNUAL REPORT

At PCA, we believe in **MAKING BUSINESS PERSONAL**, placing people at the core of everything we do. From our employees to the customers we serve to the communities in which we operate, we cultivate meaningful relationships that extend beyond simple transactions.

We are committed to understanding the unique needs of every individual we engage with. For our employees, this means supporting their growth, professional development and overall well-being. For our customers, it involves gaining a deep understanding of their businesses, collaborating closely, and delivering customized solutions and exceptional service that drive continued success. And for our communities, we aim to foster positive impact, contribute to local growth and ensure responsible practices.

We know that our success is driven by the strength of our relationships. By putting people first, whether it's our employees, customers or communities, we create lasting value for all our stakeholders and build a future defined by trust, collaboration and shared results.



"PCA HAS PROVEN TO BE A RELIABLE PARTNER THAT DELIVERS RESULTS AND BUILDS STRONG RELATIONSHIPS."



PACKAGING CORPORATION OF AMERICA

Packaging Corporation of America is a company dedicated to delivering innovative solutions, with a strong emphasis on maintaining a people-oriented culture throughout all business interactions.

PCA is the third largest producer of containerboard and corrugated products in North America. We manufacture many grades of kraft linerboard and corrugating medium at our containerboard mills and produce a wide variety of corrugated containers and displays at our converting facilities.



Boise is a leading producer of uncoated freesheet in North America. Our team is dedicated to providing high-quality products, outstanding customer service and industry-leading supply chain performance, with a product portfolio that includes office papers and printing and converting papers.

PCA's common stock is listed on the New York Stock Exchange under the ticker symbol **PKG**.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM   TO**

Commission file number 1-15399



(Exact Name of Registrant as Specified in its Charter)

Delaware	**36-4277050**
(State or Other Jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification No.)*
1 North Field Court, Lake Forest, Illinois	**60045**
(Address of Principal Executive Offices)	*(Zip Code)*

Registrant's telephone number, including area code:
(847) 482-3000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	PKG	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

At June 30, 2025, the last day of the Registrant's most recently completed second fiscal quarter, the aggregate market value of Registrant's common equity held by non-affiliates was approximately $16,692,388,603 based upon the closing sale price as reported on the New York Stock Exchange. This calculation of market value has been made for the purposes of this report only and should not be considered as an admission or conclusion by the Registrant that any person is in fact an affiliate of the Registrant.

On February 20, 2026, there were 89,213,394 shares of Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Specified portions of the Proxy Statement for the Registrant's 2026 Annual Meeting of Stockholders are incorporated by reference to the extent indicated in Part III of this Form 10-K.

Table of Contents

PART I

PART I

Item 1. *BUSINESS*

Packaging Corporation of America ("we," "us," "our," "PCA," or the "Company") is the third largest producer of containerboard products and a leading producer of uncoated freesheet (UFS) paper in North America. We operate ten mills and 91 corrugated products plants and related facilities. We are headquartered in Lake Forest, Illinois and operate in the United States.

We report in three reportable segments: Packaging, Paper and Corporate and Other. For segment financial information see Note 19, Segment Information, of the Notes to Consolidated Financial Statements in "Part II, Item 8, Financial Statements and Supplementary Data" of this Form 10-K.

On September 2, 2025, we completed the acquisition of the containerboard business of Greif, Inc. ("Greif" or "Greif Acquisition") for $1.8 billion in cash. The Greif containerboard business includes two containerboard mills with approximately 800,000 tons of production capacity and eight sheet feeder and corrugated plants located across the United States. The operating results of Greif Acquisition are included in PCA's results in the Packaging segment after the date of acquisition.

Production and Shipments

The following table summarizes the Packaging segment's containerboard production and corrugated products shipments and the Paper segment's UFS production.

		First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Containerboard Production (billion square feet)	2025	72.5	69.2	77.4	85.8	304.9
	2024	67.3	73.7	76.0	76.8	293.8
	2023	64.1	65.3	65.8	70.2	265.4
Containerboard Production (thousand tons)	2025	1,250	1,195	1,302	1,407	5,154
	2024	1,162	1,281	1,293	1,310	5,046
	2023	1,086	1,112	1,118	1,213	4,529
Corrugated Products Shipments (billion square feet)	2025	16.4	16.5	18.1	20.1	71.1
	2024	16.1	16.5	17.2	17.1	66.9
	2023	14.7	14.9	15.2	15.7	60.5
UFS Production (thousand tons)	2025	124	115	124	121	484
	2024	124	120	127	128	499
	2023	126	116	109	121	472

Below is a map of our locations:



★ Corporate Headquarters
❖ Converting Facilities
❍ Mills
■ Administrative Office

Packaging

Packaging Products

Our containerboard mills produce linerboard and corrugating medium, which are papers primarily used in the production of corrugated products. Our corrugated products manufacturing plants produce a wide variety of corrugated packaging products, including conventional shipping containers used to protect and transport manufactured goods, multi-color boxes and displays with strong visual appeal that help to merchandise the packaged product in retail locations, and honeycomb protective packaging. In addition, we are a large producer of packaging for meat, fresh fruit and vegetables, processed food, beverages, and other industrial and consumer products. Our products are sustainable and are produced from renewable raw materials, predominately using energy derived from biogenic fuels in our production processes and are recyclable at end-of-life.

During the year ended December 31, 2025, our Packaging segment produced 5.2 million tons (305 billion square feet (BSF)) of containerboard at our mills. Our corrugated products manufacturing plants sold 71 BSF of corrugated products.

Facilities

We manufacture containerboard, which includes a variety of performance and specialty grades, at our containerboard mills. Total annual containerboard capacity was approximately 5.8 million tons (358 BSF) as of December 31, 2025. The following provides more details of our containerboard mills:

Counce. Our Counce, Tennessee mill produces kraft linerboard on two machines. The mill can produce basis weights from 26 lb. to 90 lb.

DeRidder. Our DeRidder, Louisiana mill produces kraft linerboard on its No. 1 machine and kraft linerboard and corrugating medium on its No. 3 machine. The mill can produce linerboard in basis weights of 26 lb. to 69 lb. and medium in basis weights of 23 lb. to 33 lb.

Filer City. Our Filer City, Michigan mill produces corrugating medium on three machines. The mill can produce basis weights from 20 lb. to 47 lb.

Jackson. Our Jackson, Alabama mill produces kraft linerboard on its No. 3 machine and kraft linerboard and corrugating medium on its No. 1 machine. The mill can produce linerboard in basis weights from 22 lb. to 34 lb. and medium in basis weights from 23 lb. to 33 lb.

Massillon. We acquired the Massillon, Ohio mill with the Greif acquisition. The mill produces recycled corrugating medium on two machines. The mill can produce basis weights from 20 lb. to 40 lb.

Riverville. We acquired the Riverville, Virginia mill with the Greif acquisition. The mill produces corrugating medium on its No. 1 machine and corrugating medium and kraft linerboard and on its No. 2 machine. The mill can produce medium in basis weights from 23 lb. to 40 lb. and linerboard in basis weights from 26 lb. to 42 lb.

Tomahawk. Our Tomahawk, Wisconsin mill produces corrugating medium on two machines. The mill can produce basis weights from 23 lb. to 47 lb.

Valdosta. Our Valdosta, Georgia mill produces kraft linerboard on one machine. The mill can produce basis weights from 35 lb. to 96 lb.

Wallula. Our Wallula, Washington mill produces kraft linerboard and corrugating medium on its No. 3 machine. The mill can produce basis weights from 23 lb. to 26 lb. During the fourth quarter of 2025, the Company announced that it will permanently shut down the No. 2 paper machine and kraft pulping facilities at the Wallula mill. These activities were completed during the first quarter of 2026. The Company continues to operate the No. 3 paper machine and recycled pulping facilities at the mill.

As of December 31, 2025, we produced corrugated and protective packaging products at 91 facilities, and operated a technical and development center, six regional design centers, a rotogravure printing operation, and a complement of packaging supplies and distribution centers. Of the 91 manufacturing facilities, 56 are combining operations, commonly called corrugated plants, which manufacture corrugated sheets and finished corrugated packaging products, 28 are sheet plants, which procure combined sheets and manufacture finished corrugated packaging products, and seven are corrugated sheet-only manufacturers.

Corrugated products plants tend to be located in close proximity to customers to minimize freight costs. Each of our plants serves a market radius of approximately 150 miles. Our sheet plants are generally located in close proximity to our larger corrugated plants, which enables us to offer additional services and converting capabilities such as small volume and quick turnaround items.

Major Raw Materials Used

Fiber supply.   Fiber is the largest raw material cost to manufacture containerboard. We consume both virgin wood fiber and recycled fiber in our containerboard mills, and all of our fiber comes from renewable resources. Our mill system has the capability to shift a portion of its fiber consumption between softwood, hardwood, and recycled sources. All of our mills, other than the Massillon mill and the Wallula mill, can utilize virgin wood fiber and all of our mills, other than the Valdosta mill, can utilize some recycled fiber in their containerboard production. Our corrugated manufacturing operations generate recycled fiber as a by-product from the manufacturing process, which is consumed by our mills. In 2025, our usage of recycled fiber, net of internal generation, represents 22% of our containerboard production, which is expected to increase in 2026 and future periods.

We procure wood fiber through leases of cutting rights, long-term supply agreements, and market purchases and believe we have adequate sources of fiber supply for the foreseeable future.

As part of our renewable virgin fiber sourcing efforts, we participate in the Sustainable Forestry Initiative® (SFI), the Programme for the Endorsement of Forest Certification (PEFC), as well as the Forest Stewardship Council® (FSC®) voluntary certification programs, and are certified under their chain of custody and fiber sourcing standards. These standards are aimed at ensuring the long-term health and conservation of forests. Our operations are committed to environmentally conscious, socially responsible, and economically sustainable fiber sourcing practices that prioritize stewardship of forest resources.

Energy supply.   Energy at our packaging mills is obtained through self-generated or purchased fuels and electricity. Fuel sources include by-products of the containerboard manufacturing and pulping process (including black liquor and wood waste), natural gas, purchased wood waste, and other purchased fuels. Each of our mills self-generates process steam requirements from by-products (black liquor and wood waste), as well as from the various purchased fuels. The process steam is used throughout the production process and also to generate electricity.

In 2025, our packaging mills consumed about 89 million MMBTUs of fuel to produce both steam and electricity. Of the 89 million MMBTUs consumed, about 62% was from mill-generated biogenic fuels that are by-products of our containerboard manufacturing and pulping process and 38% was from purchased fuels. Of the purchased fuels, 76% was from natural gas, 23% was from purchased wood waste and 1% was from other purchased fuels.

Chemical supply.   We consume various chemicals in the production of containerboard, including caustic soda, starch, sulfuric acid, soda ash, and lime. Most of our chemicals are purchased under contracts, which are bid or negotiated periodically.

Sales, Marketing, and Distribution

Our corrugated products are primarily sold directly through our sales and marketing organization. We have local sales teams led by a sales manager at most of our corrugated manufacturing facilities to support our local customers. We also have national account managers who serve customers with a national presence. In addition to our direct sales and marketing personnel, we utilize design and structural engineers to support our sales efforts. These individuals are located at both our corrugated plants and regional design centers. Marketing support is provided at our corporate headquarters.

Our containerboard sales group is responsible for linerboard and corrugating medium order processing and supply to our corrugated plants, to outside domestic customers, and to export customers. These personnel also coordinate and execute all containerboard trade agreements with other containerboard manufacturers.

Containerboard produced in our mills is primarily shipped by rail or truck. Our corrugated products are delivered by truck due to proximity of our corrugated manufacturing operations to customers and load size. Our corrugated manufacturing operations typically serve customers within a 150-mile radius.

Customers

We sell containerboard and corrugated products to approximately 12,000 customers in approximately 27,000 locations. About 70% of our corrugated products sales are to regional and local accounts, which are broadly diversified across industries and geographic locations. The remaining 30% of our corrugated products customer base consists primarily of national accounts that have multiple locations and are served by a number of PCA plants. No single customer exceeds 10% of segment sales.

The primary end-use markets in the United States for corrugated products are shown below as reported in the 2024 Fibre Box Association annual report:

Food, beverages, and agricultural products	40%
Retail and wholesale trade	29%
Chemical, plastic, and rubber products	11%
Paper and other products	10%
Miscellaneous manufacturing	10%

Competition

As of December 31, 2025, we were the third largest producer of containerboard products in North America, according to industry sources and our own estimates. According to industry sources, corrugated products are produced by about 370 U.S. companies operating approximately 1,080 plants. The primary basis for competition for most of our packaging products includes quality, service, price, product design, and innovation. Most corrugated products are manufactured to the customer's specifications. Corrugated producers generally sell within a 150-mile radius of their plants and compete with other corrugated producers in their local region. Competition in our corrugated products operations tends to be regional, although we also face competition from competitors with significant national account presence.

On a national level, our primary competitors are International Paper, Smurfit WestRock, Georgia-Pacific LLC, and Pratt Industries. However, with our strategic focus on regional and local accounts, we also compete with many smaller, independent producers.

Paper

We are a leading producer of UFS in North America, according to industry sources and our own estimates. We manufacture and sell papers, including both commodity and specialty papers, which may have custom or specialized features such as colors, coatings, high brightness, and recycled content. Our papers consist of communication papers, including cut-size office papers, and printing and converting papers. Our products are sustainable and are produced from renewable raw materials, predominately using energy derived from biogenic fuels in our production processes and are recyclable at end-of-life.

Facilities

We currently have one paper mill located in International Falls, Minnesota that produces both commodity and specialty papers on two paper machines. The mill has the capacity to produce approximately 500,000 tons annually.

Major Raw Materials Used

Fiber supply.   Fiber is the largest raw material cost in this segment. We consume wood fiber, recycled fiber, and purchased pulp. We purchase wood fiber through contracts and open-market purchase, and we purchase recycled fiber and pulp from third parties pursuant to contractual agreements.

As part of our renewable virgin fiber sourcing efforts, we participate in the Sustainable Forestry Initiative® (SFI), the Programme for the Endorsement of Forest Certification (PEFC), as well as the Forest Stewardship Council® (FSC®) voluntary certification programs, and are certified under their chain of custody and fiber sourcing standards. These standards are aimed at ensuring the long-term health and conservation of forests. Our operations are committed to environmentally conscious, socially responsible, and economically sustainable fiber sourcing practices that prioritize stewardship of forest resources.

Energy supply.   We obtain energy through self-generated or purchased fuels and electricity. Fuel sources include by-products of the manufacturing and pulping process (including black liquor and wood waste), natural gas, electricity, and purchased wood waste. The paper mill self-generates process steam requirements from by-products (black liquor and wood waste), as well as from the various purchased fuels. The process steam is used throughout the production process and to generate electricity.

In 2025, our paper mill consumed about 11 million MMBTUs of fuel to produce both steam and electricity. Of the 11 million MMBTUs consumed, about 74% was from mill-generated biogenic fuels that are by-products of the manufacturing and pulping process and 26% was from purchased natural gas.

Chemical supply.   We consume various chemicals in the production of white papers, including starch, precipitated calcium carbonate, caustic soda, and sodium chlorate. Most of our chemicals are purchased under contracts, which are bid or negotiated periodically.

Sales, Marketing, and Distribution

Our papers are sold primarily through our sales and marketing organization. We ship to customers both directly from our mill and through distribution centers and a network of outside warehouses by rail or truck. This allows us to respond quickly to customer requirements.

Customers

We have about 50 customers in approximately 180 locations. These customers include office products distributors and retailers, paper merchants, and envelope and other converters. We have established long-term relationships with many of our customers. ODP Corporation ("ODP"), formerly Office Depot, Inc., along with its subsidiaries and affiliates, is our largest customer in the Paper segment. Effective March 1, 2025, we have amended the agreement with ODP in which we will continue to supply commodity and non-commodity office papers through December 31, 2026. If the agreement is not renewed by the parties, ODP's obligation to purchase paper would phase down over a two-year period beginning January 1, 2027. In 2025, our sales revenue to ODP represented 58% of our Paper segment sales revenue and 4% of our consolidated sales revenue.

Competition

The markets in which our Paper segment competes are large and highly competitive. Commodity grades of UFS paper are globally traded, with numerous worldwide manufacturers, and as a result, these products compete primarily on the basis of price. Our paper manufacturing facility is located in the United States, and although we compete primarily in the domestic market, we do face competition from foreign producers. In 2016, as a result of a case brought by us and other domestic producers before United States international trade authorities, antidumping and countervailing duties at various levels were imposed on producers of uncoated freesheet papers produced in Australia, Brazil, China, Indonesia, and Portugal. These duties remain in effect after sunset review of duty orders by the U.S. International Trade Commission in January 2022. Other factors influencing competition from overseas producers include domestic and foreign demand and foreign currency exchange rates.

Our largest competitors include Domtar Corporation, a division of Paper Excellence, and Sylvamo Corporation. We also face competition from foreign producers and smaller North American producers. Although price is the primary basis for competition in most of our paper grades, quality and service are also important competitive determinants. Our papers compete with electronic data transmission, e-readers, electronic document storage alternatives, and paper grades we do not produce. Increasing shifts to these alternatives have had, and are likely to continue to have, an adverse effect on traditional print media and paper usage and lower demand for communication papers.

Corporate and Other

Our Corporate and Other segment includes corporate support staff services and related assets and liabilities. This segment also includes transportation assets such as rail cars and trucks, which we use to transport some of our products to and from our manufacturing sites, and assets related to a 50% owned variable interest entity, Louisiana Timber Procurement Company, L.L.C. (LTP).

Human Capital

PCA's success depends on a highly engaged, results-oriented workforce operating in an entrepreneurial culture. Our primary objective is to place the right people in the right roles and empower them to succeed.

Safety is a core value at PCA and we believe that all accidents are preventable and an injury-free environment is achievable. We have implemented a robust occupational health and safety management system to assure accountability throughout the organization for safe work practices. Key components to our system include commitment from management, extensive training of employees, hazard identification and communication and regular safety audits.

PCA has, at times, experienced labor shortages and/or higher than historical employee turnover in certain of our facilities. However, PCA has not experienced significant disruptions in its operations and has managed to maintain adequate availability of its workforce and supply of raw materials and services to continue to serve its customers.

We have extensive recruiting, training and development programs designed to attract and retain a highly talented workforce aligned with our objectives to relentlessly serve our customers and achieve operational excellence throughout our organization. As demand for qualified personnel is increasing, we are expanding our efforts in these critical areas along with efforts to continue to develop, promote and maintain a workforce with a culture and an environment of engaged management and mutual respect.

PCA regularly conducts employee engagement surveys to measure overall satisfaction and gain a deeper understanding of how to improve our employees' work experience. Our most recent survey, conducted in 2024, saw a high level of participation assuring us that the results reflect the feelings and opinions of our employees. Our survey results reaffirmed our strong safety culture and our dedication to being socially and environmentally responsible. Our overall engagement index continues to rise and remains consistent with other U.S. manufacturing companies. We remain committed to seeking feedback from our employees as we work together to make meaningful improvements across our operations and make PCA a great place to work. Our next employee engagement survey will be conducted as scheduled in the first half of 2026.

As of December 31, 2025, we had approximately 16,800 employees, including 4,600 salaried and 12,200 hourly employees. Approximately 57% of our hourly employees worked pursuant to collective bargaining agreements. The majority of our unionized employees are represented by the United Steel Workers (USW), the Printing Packaging Production Workers Union (PPPWU), the Association of Western Pulp and Paper Workers (AWPPW), the International Association of Machinists (IAM), and the International Brotherhood of Teamsters (IBT). We are currently in negotiations to renew or extend union contracts that have expired or are expiring in the near future. During 2025, we experienced no work stoppages, and we believe we have satisfactory labor relations with our employees.

Regulatory and Environmental Matters

A discussion of the financial impact of our compliance with environmental laws is presented under the caption "Regulatory and Environmental Matters" in "Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Form 10-K.

Executive Officers of the Registrant

Brief statements setting forth the age at February 26, 2026, the principal occupation, employment during the past five years, the year in which such person first became an officer of PCA, and other information concerning each of our executive officers appears below.

Mark W. Kowlzan, 70, **Chairman and Chief Executive Officer** — Mr. Kowlzan has served as PCA's Chairman since January 2016 and as Chief Executive Officer and a director since July 2010. From 1998 through June 2010, Mr. Kowlzan led the company's containerboard mill system, first as Vice President and General Manager and then as Senior Vice President — Containerboard. From 1996 through 1998, Mr. Kowlzan served in various senior mill-related operating positions with PCA and Tenneco Packaging, including as manager of the Counce linerboard mill. Prior to joining Tenneco Packaging, Mr. Kowlzan spent 15 years at International Paper, a global paper and packaging company, where he held a series of operational and managerial positions within its mill organization. Mr. Kowlzan is a member of the board of American Forest and Paper Association.

Thomas A. Hassfurther, 70, **President** — Mr. Hassfurther was promoted to President of PCA in February 2025. Mr. Hassfurther previously served as Executive Vice President — Corrugated Products of PCA from September 2009 to February 2025 and as Senior Vice President — Sales and Marketing, Corrugated Products from February 2005 to September 2009. Prior to this, he held various senior-level management and sales positions at PCA and Tenneco Packaging. Mr. Hassfurther joined the company in 1977.

Charles J. Carter, 66, **Executive Vice President — Mill Operations** — Mr. Carter has led our mill operations since January 2011. From March 2010 to January 2011, Mr. Carter served as PCA's Director of Papermaking Technology. Prior to joining PCA in 2010, Mr. Carter spent 28 years with various pulp and paper companies in managerial and technical positions of increasing responsibility, most recently as Vice President and General Manager of the Calhoun, Tennessee mill of Abitibi Bowater from 2007 to 2010 and as manager of SP Newsprint's Dublin, Georgia mill from 1999 to 2007.

Kent A. Pflederer, 55, **Executive Vice President and Chief Financial Officer** — Mr. Pflederer has served as our Chief Financial Officer since 2025. He previously served as General Counsel and Corporate Secretary from May 2007 to April 2025. Prior to joining PCA, Mr. Pflederer served as Senior Counsel, Corporate and Securities, at Hospira, Inc. from 2004 to 2007 and served in the corporate and securities practice at Mayer Brown, LLP from 1996 to 2004.

D. Ray Shirley, 54, **Executive Vice President — Corrugated Products** — Mr. Shirley was promoted to Executive Vice President — Corrugated Products in February 2025. From May 2019 to February 2025, Mr. Shirley served as PCA's Senior Vice President — Corporate Engineering and Process Technology. Mr. Shirley previously served as PCA's Vice President — Containerboard Mills Engineering and Process Technology from 2012 to 2019 and as Mill Manager at PCA's Counce, Tennessee containerboard mill from 2010 to 2012. He has served in various management roles within the company, including the Operations Manager at the Filer City, Michigan containerboard mill. Before joining PCA in 1996, Mr. Shirley worked for Georgia-Pacific Corporation.

Darla J. Olivier, 56, **Senior Vice President — Tax, ESG and Government Affairs —** Ms. Olivier has led our tax department since 1994 and served as Vice President — Tax from October 2010 to January 2022. In January 2022, she was promoted to Senior Vice President — Tax, ESG and Government Affairs, and leads our sustainability reporting and government affairs functions. Before joining PCA, Ms. Olivier worked for Coopers & Lybrand LLP, Alberto-Culver Company and SPX Corporation.

Heidi L. Patton, 57, **Senior Vice President — Containerboard Sales and Supply Chain** — Ms. Patton has served as Senior Vice President — Containerboard Sales and Supply Chain since January 2025. She previously served as Vice President — Containerboard Sales since 2014 and as General Manager, Containerboard Sales and Trade Manager since she joined PCA in 1996.

Joseph W. Vaughn, 63, **Senior Vice President — Engineering and Operations Support** — Mr. Vaughn has served as our Senior Vice President — Engineering and Operations Support since 2024. Mr. Vaughn previously served as Vice President — Engineering and Project Management. Prior to joining PCA in 2017, he spent 30 years with various pulp and paper companies in managerial and engineering positions of increasing responsibility.

Available Information

PCA's internet website address is *www.packagingcorp.com*. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 are available free of charge through our website as soon as reasonably practicable after they are electronically filed with, or furnished to, the Securities and Exchange Commission. In addition, our Code of Ethics may be accessed in the Investor Relations section of PCA's website. PCA's website and the information contained or incorporated therein are not intended to be incorporated into this report.

Item 1A. *RISK FACTORS*

Forward Looking Statements

Some of the statements in this report and, in particular, statements found in Management's Discussion and Analysis of Financial Condition and Results of Operations, that are not historical in nature are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements about our expectations regarding our future liquidity; earnings; expenditures; environmental, social, and governance (ESG) goals; and financial condition. These statements are often identified by the words "will," "should," "anticipate," "believe," "expect," "intend," "estimate," "goals," "hope," or similar expressions. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties. There are important factors that could cause actual results to differ materially from those in forward-looking statements, many of which are beyond our control. These factors, risks and uncertainties include, but are not limited to, the factors described below.

Our actual results, performance, or achievement could differ materially from those expressed in, or implied by, these forward-looking statements, and accordingly, we can give no assurances that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on our results of operations or financial condition. In view of these uncertainties, investors are cautioned not to place undue reliance on these forward-looking statements. We expressly disclaim any obligation to publicly revise or otherwise update any forward-looking statements that have been made to reflect the occurrence of events after the date hereof.

In addition to the risks and uncertainties we discuss elsewhere in this Form 10-K (particularly in "Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations") or in our other filings with the Securities and Exchange Commission (SEC), the following are important factors that could cause our actual results to differ materially from those we project in any forward-looking statement.

Risks Related to our Operations, Business and Industry

General Economic Conditions — A deterioration in general economic conditions may harm our business, results of operations, cash flows, and financial position.   General global and domestic economic conditions directly affect the levels of demand and production of consumer goods, levels of employment, the availability and cost of credit, and ultimately, the demand for our products and the profitability of our business. The U.S. economy has experienced persistent inflation, and we have experienced, and continue to experience, cost inflation across our business. Inflation has resulted in, and may continue to result in, higher production and transportation costs, which we may not be able to recover through higher prices charged to our customers or otherwise. Although interest rates decreased during 2025, rates still remain relatively high, which may result in lower consumer demand and higher borrowing costs, and may cause general economic conditions to deteriorate. The economic outlook for 2026 remains uncertain. We operate all of our business in the United States. If economic conditions deteriorate, the U.S. economy could experience a recession, which may result in higher unemployment rates, lower disposable income, lower Company earnings and investment, and lower consumer spending. These factors may result in lower demand for our products and negatively affect our business, results of operations and cash flows.

In addition, changes in U.S. trade policy, including renegotiating or potentially terminating existing bilateral or multilateral agreements as well as the imposition of tariffs or retaliatory tariffs from other nations, could impact global markets and demand for our and our customers' products and the costs associated with certain of our capital investments. Further changes in tax laws or tax rates may have a material impact on our future cash taxes, effective tax rate or deferred tax assets and liabilities. These conditions are beyond our control and may have a material impact on our business, results of operations, liquidity, and financial position.

Industry Cyclicality — Changes in the prices of our products could materially affect our financial condition, results of operations, and liquidity.   Macroeconomic conditions and fluctuations in industry capacity can create changes in prices, sales volumes, and margins for most of our products, particularly commodity grades of packaging and paper products. Prices for all of our products are driven by many factors, including demand for our products, industry capacity decisions made by other producers with respect to capacity and production, inflation and other general cost increases, and other competitive conditions in our industry. These factors are affected by general global and domestic economic conditions, customer purchasing decisions, and operating conditions involving our business and industry. We have little influence over the timing and extent of price changes of our products, which may be unpredictable and volatile. In addition, as many of our customer contracts include price adjustment provisions based upon published surveyed prices for containerboard or certain grades of UFS papers reported by trade publications, our selling prices are influenced by price levels determined and published by trade publications. Changes in how these surveyed price levels are determined or maintained may affect our sales prices. If supply exceeds demand, operating conditions involving our business and industry deteriorate, or other factors result in lower prices for our products, our earnings, and operating cash flows would be harmed.

Competition — The intensity of competition in the industries in which we operate could result in downward pressure on pricing and volume, which could lower earnings and operating cash flows.   Our industries are highly competitive, with no single containerboard, corrugated packaging, or UFS paper producer having a dominant position. Certain containerboard grades and UFS paper products cannot generally be differentiated by producer, which tends to intensify price competition. The corrugated packaging industry is also sensitive to changes in economic conditions, as well as other factors including innovation, design, quality, and service. To the extent that one or more competitors are more successful than we are with respect to any key competitive factor, our business could be adversely affected. Our packaging products also compete, to some extent, with various other packaging materials, including products made of paper, plastics, wood, and various types of metal. If we are unable to successfully compete, we may lose market share or may be required to charge lower sales prices for our products, both of which would reduce our earnings and operating cash flows.

UFS paper products compete with electronic data transmission and document storage alternatives. Increasing shifts to electronic alternatives have had and will continue to have an adverse effect on usage of these products. As a result of such competition, the industry is experiencing decreasing demand for existing UFS paper products. As the use of these alternatives grows, demand for UFS paper products is likely to further decline. Declines in demand for our paper products may adversely affect our earnings and operating cash flows.

Some of our competitors are larger than we are and may have greater financial and other resources, greater manufacturing economies of scale, greater energy self-sufficiency, or lower operating costs, compared to our company. Some of the factors that may adversely affect our ability to compete in the markets in which we participate include the entry of new competitors into the markets we serve, increased competition from overseas producers, our competitors' pricing strategies, changes in customer preferences, and the cost-efficiency of our facilities.

Cost of Fiber — An increase in the cost of fiber could increase our manufacturing costs and lower our earnings. The market price of wood fiber varies based upon availability, source, and the costs of fuels used in the harvesting and transportation of wood fiber. The cost and availability of wood fiber can also be impacted by weather, general logging conditions, geography, and regulatory activity.

The availability and cost of recycled fiber depends heavily on recycling rates and the domestic and global supply and demand for recycled products. We purchase recycled fiber for use at eight of our containerboard mills. In 2025, we purchased approximately 1,150,000 tons of recycled fiber at our containerboard mills, net of the recycled fiber generated by our corrugated box plants. The amount of recycled fiber purchased each year varies based upon production and the prices of both recycled fiber and wood fiber. Due to the Greif Acquisition and the restructuring of the Wallula mill, recycled fiber will be a higher proportion of our fiber mix in the future.

Periods of higher recycled fiber costs and unusual price volatility have occurred in the past. Prices for recycled fiber may continue to fluctuate significantly in the future, and a significant increase could result in higher costs and lower earnings. A $10 per ton price increase in recycled fiber for our containerboard mills would result in approximately $20 million of additional expense based on 2026 estimated consumption.

Cost of Purchased Fuels and Chemicals — An increase in the cost of purchased fuels and chemicals could lead to higher manufacturing costs, resulting in reduced earnings. We have, at times, experienced significant cost inflation and volatility for key inputs such as fuels and chemicals. We have the ability to use various types of purchased fuels in our manufacturing operations, including natural gas, and wood waste. Fuel prices, in particular prices for oil and natural gas, have fluctuated in the past. New and more stringent environmental regulations may discourage, reduce the availability of, or make more expensive, the use of certain fuels, such as natural gas, which represents the majority of our purchased fuels. In addition, costs for key chemicals used in our manufacturing operations also fluctuate. These fluctuations impact our manufacturing costs and result in earnings volatility. If fuel and chemical prices rise, our production costs and transportation costs will increase and cause higher manufacturing costs and reduced earnings if we are unable to recover such increases through higher prices of our products or other means. A $0.10 per million MMBTU increase in natural gas prices would result in approximately $3 million of additional expense, based on 2025 usage.

Customer Concentration — We rely on certain large customers. Our packaging and paper segments each have large customers, the loss of which could adversely affect the segment's sales and profitability. In particular, because our businesses operate in highly competitive industry segments, we regularly bid for new business or for renewal of existing business. The loss of business from our larger customers, or the renewal of business on less favorable terms, may adversely impact our financial results.

11

ODP Corporation ("ODP"), formerly Office Depot, Inc., along with its subsidiaries and affiliates, is our largest customer in the Paper segment. Effective March 1, 2025, we have amended the agreement with ODP in which we will continue to supply commodity and non-commodity office papers through December 31, 2026. If the agreement is not renewed by the parties, ODP's obligation to purchase paper would phase down over a two-year period beginning January 1, 2027.

In 2025, sales to ODP represented 58% of our Paper segment sales and 4% of our consolidated sales. If these sales are reduced, including if we are unable to renew the agreement at historical volume levels, we would need to find new customers. We may not be able to fully replace any lost sales, and any new sales may be at lower prices or higher costs. Any significant deterioration in the financial condition of ODP affecting its ability to pay or any other change that makes ODP less willing to purchase our products will harm our Paper business and results of operations.

Transportation Costs — Reduced truck and rail availability could lead to higher costs or poorer service, resulting in lower earnings, and harm our ability to distribute our products. We ship our products primarily by truck and rail. We have at times experienced lower availability of third-party trucking services, including truck and driver shortages, and service issues, interruptions, and delays in rail services, which are exacerbated in periods of high demand for such services. While we have generally been able to manage through these issues and have not experienced material disruptions in our ability to serve our customers, these issues have resulted, at times, in significantly higher costs for transportation services. If these factors persist, we could experience even higher transportation costs in the future and difficulties shipping our products in a timely manner. We may not be able to recover higher transportation costs through higher prices or otherwise, which would result in lower earnings.

Material Disruption of Operations — A material disruption at one of our manufacturing facilities could prevent us from meeting customer demand, reduce our sales, and/or negatively affect our results of operations and financial condition. Our business depends on continuous operation of our facilities, particularly at our mills. Any of our manufacturing facilities, or any of our machines within such facilities, could cease operations unexpectedly for a significant period of time due to a number of events, including:

- Unscheduled maintenance outages.
- Prolonged power failures.
- Equipment or information system breakdowns or failures.
- Explosion of a boiler or other major facilities.
- Disruption in the supply of raw materials, such as wood fiber, energy, or chemicals.
- A spill or release of pollutants or hazardous substances.
- Closure or curtailment related to environmental concerns.
- Labor difficulties.
- Disruptions in the transportation infrastructure, including roads, bridges, railroad tracks, and tunnels.
- Terrorism or threats of terrorism.
- The effect of a pandemic or other health event, such as the COVID-19 pandemic.
- Other operational problems.

These events could harm our ability to produce our products and serve our customers and may lead to higher costs and reduced earnings.

Extreme Weather Events — Our facilities are susceptible to extreme weather events, which could disrupt our business. Extreme weather events like hurricanes, tornadoes, floods and winter storms have caused disruptions to our business both directly and indirectly in recent history. Climate change may increase the frequency and intensity of these extreme weather events. Certain weather events may cause damage to our facilities and require us to temporarily halt operations. These types of events may also disrupt our customers' and suppliers' operations. Disruptions to the supply chain may cause the cost of goods to temporarily increase. Damage to our facilities may cause insurance premiums to increase and also require us to incur additional costs to mitigate future risks.

ESG — We may not achieve or make satisfactory progress on our goals and targets to reduce emissions and satisfy other ESG metrics.   Investors, customers, governmental authorities, and other stakeholders have an interest in ESG matters, including with respect to climate change, greenhouse gas emissions, and sustainable business practices. The expectations of these stakeholders continues to evolve and there can be no guarantee that our approach will align with the preferences of any particular stakeholder. Both mandatory and voluntary ESG reporting requirements are also evolving and may not be uniform nor evenly interpreted, ESG information is often reliant on third-party information and ESG scoring service providers use differing methodologies which may impact how stakeholders perceive, justifiably or not, how we are performing.

We have voluntarily established targets and goals with respect to greenhouse gas emissions, which are discussed elsewhere in this report under the caption "Regulatory and Environmental Matters" in "Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Form 10-K. Our ability to achieve those targets and goals will depend on certain factors beyond our control, including regulatory actions, emergence of and advances in technology, and availability of required products and services. Our efforts to achieve ESG targets and goals may result in higher costs and capital expenditures with a low return on investment and may distract management efforts from other operational matters. We may not achieve or make satisfactory progress on our ESG goals and targets. If we are unable to meet these goals and targets, our reputation with investors, customers and other stakeholders and businesses may be harmed.

Reliance on Personnel — We may fail to attract and retain qualified personnel, including key management personnel.   Our ability to operate and grow our business depends on our ability to attract and retain employees with the skills necessary to operate and maintain our facilities, produce our products and serve our customers. The increasing demand for qualified personnel may make it more difficult for us to attract and retain qualified employees. Changing demographics and labor work force trends may make it difficult for us to replace retiring employees at our manufacturing and other facilities. U.S. labor market conditions remain tight, and we have, at times, experienced labor shortages and/or higher than historical employee turnover in certain of our facilities. If we fail to attract and retain qualified personnel, or if we experience labor shortages, we may experience higher costs and other difficulties, and our business may be adversely impacted.

In addition, we rely on key executive and management personnel to manage our business efficiently and effectively. As our business has grown in size and geographic scope, we have relied on these individuals to manage increasingly complex operations. The loss of any of our key personnel could adversely affect our business.

Cybersecurity — Risks related to security breaches of company, customer, employee, and vendor information, as well as the technology that manages our operations and other business processes, could adversely affect our business.   We rely on various information technology and process control systems to capture, process, store, and report data, operate our manufacturing and converting facilities, and interact with customers, vendors, and employees. Despite careful security and controls design, implementation, updating, and internal and independent third-party assessments, our information technology and process control systems, and those of our third-party providers, could become subject to cyber-attacks or security breaches. Network, system, and data breaches could result in misappropriation of sensitive data or operational disruptions including interruption to systems availability and denial of access to and misuse of applications required by our customers and vendors to conduct business with us. Misuse of internal applications; theft of intellectual property, trade secrets, or other corporate assets; and inappropriate disclosure of confidential information could stem from such incidents. Delayed shipments, slowed production, or other issues resulting from these disruptions could result in lost sales, business delays, and negative publicity and could have a material adverse effect on our operations, financial condition, or operating cash flows. For further discussion pertaining to cybersecurity strategy and related roles and responsibilities, see "Part I, Item 1C. Cybersecurity" of this Form 10-K.

Environmental Matters — PCA may incur significant environmental liabilities with respect to both past and future operations. We are subject to, and must comply with, a variety of federal, state and local environmental laws, particularly those relating to air and water quality, waste disposal and the cleanup of contaminated soil and groundwater. Failure to comply with these regulations could result in fines, which may be significant, or other adverse regulatory action. Because environmental regulations are constantly evolving, we have incurred, and will continue to incur, costs to maintain compliance with those laws. See Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations — Environmental Matters" for estimates of expenditures we expect to make for environmental compliance in the next few years. New and more stringent environmental regulations may be adopted and may require us to incur additional operating expenses and/or significant additional capital expenditures to modify or replace certain of our boilers and other equipment. For example, the EPA recently enacted more stringent particulate matter emissions standards, which may make it more difficult to obtain or maintain air permits and more difficult and expensive to comply with the limitations set forth in our permits. In addition, environmental regulations may increase the cost of our raw materials and purchased energy. Although we have established reserves to provide for known environmental liabilities, these reserves may change over time due to the enactment of new environmental laws or regulations or changes in existing laws or regulations, which might require additional significant environmental expenditures.

Labor Relations — If we experience strikes or other work stoppages, our business will be harmed. Our workforce is highly unionized and operates under various collective bargaining agreements. We must negotiate to renew or extend any union contracts that have recently expired or are expiring in the near future. While we believe that we have satisfactory labor relations, we may not be able to successfully negotiate new agreements without work stoppages or labor difficulties in the future or renegotiate them on favorable terms. If we are unable to successfully renegotiate the terms of any of these agreements, or if we experience any extended interruption of operations at any of our facilities as a result of strikes or other work stoppages, our business, results of operations and financial condition may be harmed.

Acquisition Integration — The business may underperform relative to our expectations, and we may not be able to successfully integrate the business into our existing business. On September 2, 2025, we completed the acquisition of the containerboard business of Greif, Inc. The business may underperform relative to our expectations, which may cause our financial results to differ from our own or the investment community's expectations. We are in the early stages of integrating the acquired business into our business, and are expending considerable time and resources on the integration. There may be substantial difficulties, costs and delays involved in this integration and the integration process could result in the diversion of our management's attention from our existing business.

We are relying on the Seller to provide transition services to us for key functions of the acquired business, including accounting, information technology systems and support, purchasing and other services. We will be required to implement our own systems at the acquired business to perform these functions and exit the transition services agreement during the next year. We may experience delays or higher than expected costs in connection with these activities. We may face challenges in running the acquired business and achieving expected benefits from the acquisition if we experience difficulties in the implementation of our systems.

If the Greif containerboard business underperforms relative to our expectations, or if we fail to successfully integrate the business or experience difficulties in implementing our systems into the acquired business, it may have a material adverse effect on our business, financial condition and results of operations.

Financial Risks

Inflation and Other General Cost Increases — We may not be able to offset higher costs. We are subject to both contractual, inflationary, and other general cost increases. General economic conditions have resulted in higher inflation in recent years, which has led to higher costs across our business. If we are unable to offset these cost increases by price increases, growth, and/or cost reductions in our operations, these inflationary and other general cost increases could have a material adverse effect on our operating cash flows, profitability, and liquidity.

In 2025, our total company costs including cost of sales (COS) and selling, general, and administrative expenses (SG&A) was $7.7 billion, and excluding non-cash costs (depreciation, depletion and amortization, pension and postretirement expense, and share-based compensation expense) was $7.0 billion. A 1% increase in COS and SG&A costs would increase costs by $77 million and cash costs by $70 million.

Debt obligations — Our debt service obligations may reduce our operating flexibility. At December 31, 2025, we had $4.0 billion of debt outstanding and a $573 million undrawn revolving credit facility, after deducting letters of credit. Our indebtedness includes $1.0 billion with floating interest rates. An increase in interest rates will increase the amount we must pay to service our indebtedness. We and our subsidiaries are not restricted from incurring, and may incur, additional indebtedness in the future.

Our current borrowings, plus any future borrowings, may affect our ability to operate our business, including, without limitation:

- Result in significant cash requirements to make interest and maturity payments on our outstanding indebtedness;

- Increase our vulnerability to adverse changes in our business or industry conditions;

- Increase our vulnerability to increases in interest rates;

- Limit our ability to obtain additional financing for working capital, capital expenditures, general corporate, and other purposes;

- Limit our flexibility in planning for, or reacting to, changes in our business and our industry; and

- Limit our flexibility to make acquisitions.

Further, if we cannot service our indebtedness, we may have to take actions to secure additional cash by selling assets, seeking additional equity or reducing investments, which may not be achievable on acceptable terms or at all.

Pension Plans — Our pension plans may require additional funding. We record a liability associated with our pensions equal to the excess of the benefit obligations over the fair value of the assets funding the plans. The actual required amounts and timing of future cash contributions will be sensitive to changes in the applicable discount rates and returns on plan assets and could also be impacted by future changes in the laws and regulations applicable to plan funding. Fluctuations in the market performance of our plan assets will affect our pension plan costs in future periods. Changes in assumptions regarding expected long-term rate of return on plan assets, our discount rate, expected compensation levels, or mortality will also increase or decrease pension costs.

Market Price of our Common Stock — The market price of our common stock may be volatile, which could cause the value of the stock to decline. Securities markets worldwide periodically experience significant price declines and volume fluctuations due to macroeconomic factors and other factors beyond our control. This market volatility, as well as general economic, market, or political conditions, could reduce the market price of our common stock with little regard to our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors, and in response, the market price of our common stock could decrease significantly.

Item 1B. *UNRESOLVED STAFF COMMENTS*

None.

Item 1C. *CYBERSECURITY*

Risk Management and Strategy

The Company maintains a cyber risk management program to prevent, detect and respond to information security threats. This program is supervised by a dedicated Chief Information Security Officer (CISO) whose team is responsible for leading enterprise-wide cybersecurity strategy, policy, standards, architecture and processes. The CISO manages the program in collaboration with the Company's businesses and functions. To mitigate the risk of cybersecurity threats and data breaches we also have established policies and procedures, including a Cybersecurity & Data Breach Incident Response Policy and identified an Incident Response Team (IRT) with defined roles, responsibilities and means of communication. As part of our broader risk management and control framework we have implemented cybersecurity controls over the information technology and process control systems of the Company and of its third-party service providers. The Company engages third-party organizations to assess the controls around sensitive data, including but not limited to financial, employee, customer and vendor data as well as data affecting our process controls and data used to operate our manufacturing and converting facilities. We work with an independent assessor to conduct interim assessments and track ongoing efforts to continuously improve the Company's cyber risk management program. The most recent assessment was completed at the end of 2022. In addition, the Company utilizes an independent audit firm to perform specific attack and penetration reviews on an annual basis. While we have experienced threats to our data and systems, as of December 31, 2025, we are not aware of any cybersecurity incidents that have materially impacted, or are reasonably likely to materially impact, our operations or financial condition.

Board Roles and Responsibilities

The Audit Committee of the Board of Directors oversees the Company's cyber risk management program. The Chief Information Officer (CIO) presents frequent updates to the Audit Committee and, as necessary, to the full Board of Directors. These regular reports include detailed updates on the Company's performance preparing for, preventing, detecting, responding to and recovering from cyber incidents. In addition, we have established processes to notify the Audit Committee of active incidents, as deemed necessary. The Company's program is periodically evaluated by third-party experts, and the results of those reviews are reported to the Board of Directors.

Management Responsibilities

The Incident Response Team that we have established as part of our cyber risk management program coordinates the Company's response to incidents and communicates with internal and external stakeholders. The team includes members of our Senior Leadership and draws upon additional staff, consultants, advisors and service providers as needed.

We are continuously focused on ensuring our Company is protected from potential cyber threats. Our Information Technology (IT) team is comprised of employees with a diverse mix of skills, backgrounds, perspectives, and relevant expertise, that undergo extensive training as part of their employment with the Company. We believe these measures together with our cyber risk management program as well as our policies, processes and procedures set a high benchmark for our employees to address and respond to cybersecurity threats.

Our IT team regularly monitors best practices and as needed, implements changes to the Company's cyber risk management program to ensure a robust program is maintained. Aspects of this program include plans and procedures for identifying, communicating and containing security incidents, regular risk assessments and testing of the Company's internal infrastructure to identify vulnerabilities, procedures for recovering from disruptions to our operations, maintaining global security policies, and comprehensive end user training and cybersecurity drills for personnel.

See "Part I, Item 1A. Risk Factors" of this Form 10-K for a discussion of cybersecurity risks.

Item 2.   *PROPERTIES*

We own and lease properties in our business. Primarily all of our leases are non-cancelable and are accounted for as operating leases. These leases are not subject to early termination except for standard nonperformance clauses.

Information regarding our principal operating facilities, the segments that use those facilities, and a map of geographical locations is presented in "Part I, Item 1. Business" of this Form 10-K. We assess the condition and capacity of our manufacturing, distribution, and other facilities needed to meet our operating requirements. Our properties have been generally well maintained and are in good operating condition. In general, our facilities have sufficient capacity and are adequate for our production and distribution requirements.

As of December 31, 2025, we own buildings and land for our ten mills. Additionally, we have 91 corrugated manufacturing operations, of which the buildings and land for 56 are owned, including 44 combining operations, or corrugated plants, five corrugated sheet-only manufacturers, and seven sheet plants. We lease the buildings for 12 corrugated plants, two corrugated sheet-only manufacturers, and 21 sheet plants. We own warehouses and miscellaneous other properties, including sales offices and woodlands management offices. We lease space for regional design centers and numerous other distribution centers, warehouses, and facilities. The equipment in these leased facilities is, in virtually all cases, owned by us, except for forklifts and other rolling stock, which are generally leased.

We own our corporate headquarters building, which is located in Lake Forest, Illinois.

Item 3.   *LEGAL PROCEEDINGS*

Information concerning legal proceedings can be found in Note 20, Commitments, Guarantees, Indemnifications, and Legal Proceedings, of the Notes to Consolidated Financial Statements in "Part II, Item 8. Financial Statements and Supplementary Data" of this Form 10-K.

Item 4.   *MINE SAFETY DISCLOSURE*

Not applicable.

PART II

Item 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES*

Market Information

PCA's common stock is listed on the New York Stock Exchange (NYSE) under the symbol "PKG."

Stockholders

On February 20, 2026, there were 146 holders of record of our common stock.

Purchases of Equity Securities

Share Repurchase Program

On January 26, 2022, PCA announced that its Board of Directors authorized the repurchase of $1 billion of the Company's outstanding common stock from time to time in open market or privately negotiated transactions in accordance with applicable securities laws. At the time of the announcement, there was no remaining authority under previously announced programs. Repurchases may be made from time to time in open market or privately negotiated transactions in accordance with applicable securities regulations. The timing and amount of repurchases will be determined by the Company in its discretion based on factors such as PCA's stock price and market and business conditions.

During the fourth quarter of 2025, we paid $153.0 million, including fees, to repurchase 0.8 million shares of common stock. At December 31, 2025, $283.1 million of the authorized amount remained available for repurchase of the Company's common stock. All shares repurchased have been retired. The Company did not repurchase any shares of its common stock under this authority during the year ended December 31, 2024. During the third quarter of 2023, we paid $41.5 million, including fees, to repurchase 0.3 million shares of common stock.

Pursuant to its equity incentive plan, the Company withholds shares from vesting employee equity awards to cover employee tax liabilities. We withheld 118,675 shares in 2025 to cover $23.6 million in employee tax liabilities, 142,552 shares in 2024 to cover $25.7 million in employee tax liabilities, and 120,534 shares in 2023 to cover $15.7 million in employee tax liabilities.

The following table presents information related to our repurchases of common stock made under repurchase plans authorized by PCA's Board of Directors, and shares withheld to cover taxes on vesting of equity awards, during the three months ended December 31, 2025:

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased (a)	Average Price Paid Per Share (b)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares That May Yet Be Purchased Under the Plans or Programs (in millions)
October 1-31, 2025	—	$ —	—	$436.0
November 1-30, 2025	195	201.22	—	436.0
December 1-31, 2025	761,674	201.04	760,748	283.1
Total	761,869	$201.04	760,748	$283.1

(a) Includes 1,121 shares withheld from employees to cover income and payroll taxes on equity awards that vested during the period.

(b) Excludes commissions.

Performance Graph

The graph below compares PCA's cumulative 5-year total shareholder return on common stock with the cumulative total returns of the S&P 500 index, the S&P Midcap 400 index and a customized peer group of two companies that includes: International Paper and Smurfit Westrock. The graph tracks the performance of a $100 investment (including the reinvestment of all dividends) in our common stock and in each index from December 31, 2020 through December 31, 2025. The stock price performance included in this graph is not necessarily indicative of future stock price performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Packaging Corporation of America, the S&P 500 Index, the S&P MidCap 400 Index, and a Peer Group



*$100 invested on 12/31/20 in stock or index, including reinvestment of dividends. Fiscal year ending December 31.

	Cumulative Total Return					
	December 31,					
	2020	2021	2022	2023	2024	2025
Packaging Corporation of America	$100.00	$101.61	$ 98.93	$130.46	$184.84	$173.59
S&P 500	100.00	128.71	105.40	133.10	166.40	196.16
S&P Midcap 400	100.00	124.76	108.47	126.29	143.88	154.68
Peer Group	100.00	103.66	79.72	87.83	136.29	102.63

The information in the graph and table above is not deemed "filed" with the Securities and Exchange Commission and is not to be incorporated by reference in any of PCA's filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date of this Annual Report on Form 10-K, except to the extent that PCA specifically incorporates such information by reference.

Item 6. *[RESERVED]*

Item 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

The following discussion and analysis of historical results of operations and financial condition should be read in conjunction with the audited financial statements and the notes thereto which appear elsewhere in this Form 10-K. This discussion includes forward-looking statements regarding our expectations with respect to our future performance, liquidity, ESG goals, and capital resources. Such statements, along with any other non-historical statements in the discussion, are forward-looking. See our discussion regarding forward-looking statements included under "Part I, Item 1A. Risk Factors" of this Form 10-K. For our discussion and analysis of our results of operations, financial condition and cash flows for the year ended December 31, 2023, the earliest of the years presented in the accompanying audited financial statements included in Item 8 herein, please refer to our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the Securities and Exchange Commission on February 27, 2025. Such information is presented in Item 7 of such report under the subcaptions "Results of Operations —Year Ended December 31, 2024, Compared with Year Ended December 31, 2023" and "Liquidity and Capital Resources" and is incorporated by reference herein.

Overview

PCA is the third largest producer of containerboard products and a leading producer of uncoated freesheet paper in North America. We operate ten mills and 91 corrugated products manufacturing plants. Our containerboard mills produce linerboard and corrugating medium, which are papers primarily used in the production of corrugated products. Our corrugated products manufacturing plants produce a wide variety of corrugated packaging products, including conventional shipping containers used to protect and transport manufactured goods, multi-color boxes and displays with strong visual appeal that help to merchandise the packaged product in retail locations, and honeycomb protective packaging. In addition, we are a large producer of packaging for meat, fresh fruit and vegetables, processed food, beverages, and other industrial and consumer products. We also manufacture and sell UFS papers, including both commodity and specialty papers, which may have custom or specialized features such as colors, coatings, high brightness, and recycled content. We are headquartered in Lake Forest, Illinois and operate primarily in the United States.

On September 2, 2025, we completed the acquisition of the containerboard business of Greif, Inc. for $1.8 billion in cash. The Greif containerboard business includes two containerboard mills with approximately 800,000 tons of production capacity and eight sheet feeder and corrugated plants located across the United States. The operating results of the Greif Acquisition are included in PCA's results in the Packaging segment after the date of acquisition.

Included in this Item 7 are various non-GAAP financial measures, including earnings per diluted share excluding special items, net income excluding special items, earnings before non-operating pension (expense) income, interest, income taxes, and depreciation, amortization, and depletion ("EBITDA"), segment EBITDA, EBITDA excluding special items, and segment EBITDA excluding special items. We provide important disclosures regarding our presentation of non-GAAP financial measures and reconciliations of presented non-GAAP financial measures to the most comparable measures presented in accordance with GAAP later in this section under the caption "Non-GAAP Financial Measures."

Executive Summary

Net sales were $9.0 billion for the year ended December 31, 2025 and $8.4 billion for 2024. We reported $774 million of net income, or $8.58 per diluted share, in 2025, compared to $805 million, or $8.93 per diluted share, in 2024. Net income included $114 million of expense for special items in 2025, compared to $9 million of expense for special items in 2024. Special items in both periods are described later in this section. Excluding special items, we recorded $888 million of net income, or $9.84 per diluted share, in 2025, compared to

$814 million, or $9.04 per diluted share, in 2024.[1] The increase was driven by improvement in legacy PCA's earnings by $0.96 per share, partially offset by a loss of ($0.16) per share for the first four months of ownership of the Greif containerboard business. The results of the acquired business included approximately $44 million of depreciation and amortization expense, $28 million of additional interest expense, and maintenance expense for initial mill outages to make reliability and quality improvements. The increase in earnings of the legacy PCA business was driven primarily by higher prices and mix in our Packaging and Paper segments, and lower fiber costs, partially offset by higher operating and converting costs, lower sales and production volumes in our Packaging and Paper segments, higher annual outage expense, higher fixed and other expense, higher freight and logistic expenses, and higher interest expense. PCA ended the year with $668 million of cash and marketable debt securities and, including borrowing availability under its revolving credit facility, $1,241 million in liquidity.

Packaging segment operating income was $1,125 million in 2025, compared to $1,102 million for 2024. Packaging segment EBITDA excluding special items was $1,830 million in 2025, compared to $1,598 million in 2024.[1] The increase was driven primarily by higher containerboard and corrugated products prices and mix, higher volumes as a result of the Greif containerboard business, and lower fiber costs, partially offset by higher operating and converting costs, higher annual outage expense, higher fixed and other expense, and higher freight and logistic expenses. The lower increase in operating income as compared to Packaging segment EBITDA excluding special items was primarily due to higher depreciation and amortization expenses recorded in 2025.

Packaging prices and mix reflected our 2025 price increases for containerboard and corrugated products. Corrugated product shipments were up 6.3% per workday and in total throughout 2025, compared with 2024, with the addition of the acquired Greif business. Legacy corrugated product shipments were flat compared with 2024. Our containerboard production was approximately 305 BSF, and containerboard inventory weeks-of-supply at the end of 2025 was flat compared to year end 2024. For more information on our containerboard production and corrugated products shipments, refer to the table presented under the caption "Production and Shipments" in "Part I, Item 1. Business" of this Form 10-K. We notified customers of a $70 per ton price increase for linerboard and medium effective March 1, 2026.

Paper segment operating income was $130 million in 2025 and in 2024. Paper segment EBITDA excluding special items was $148 million in 2025, compared to $154 million in 2024.[1] The decrease was due primarily to higher operating costs and lower paper volumes, partially offset by higher prices and mix. Paper prices and mix reflected our 2025 price increase for office, printing, and converting papers.

Industry and Business Conditions

Trade publications reported North American industry-wide corrugated products shipments were down (1.8%) in 2025, compared to 2024. Reported industry containerboard production decreased (4.5%) compared to 2024, and reported industry containerboard inventories at the end of 2025 were approximately 2.8 million tons, up 1.3% compared to 2024. Reported containerboard export shipments decreased (11.4%) compared to 2024. In February 2025, index prices increased $40 per ton for linerboard and for corrugating medium.

The market for communication papers competes heavily with electronic data transmission and document storage alternatives. Increasing shifts to these alternatives have reduced usage of traditional print media and communication papers. Trade publications reported North American uncoated freesheet paper shipments decreased (9.6%) in 2025, compared to 2024. Average prices reported by a trade publication for cut size office papers were higher by $47 per ton, or 3.3%, in 2025 compared to 2024. Reported index prices increased $30 per ton for cut size office papers and for offset printing papers in February 2025 and $10 per ton in April 2025.

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[1] Net income excluding special items, earnings per diluted share excluding special items, and segment EBITDA excluding special items are non-GAAP financial measures. See "Non-GAAP Financial Measures" later in this item 7.

Outlook

Looking ahead to the first quarter of 2026, in our Packaging segment, we expect higher per-day volume in our legacy corrugated products plants over last year, reflecting improving demand, though shipment volume is seasonally slower than the fourth quarter and we experienced some disruption in shipments from weather events earlier in the quarter. We will produce less containerboard than the fourth quarter with two fewer operating days in the first quarter, a scheduled maintenance outage at our Counce, TN mill and lower production at the reconfigured Wallula, WA mill. Domestic containerboard and corrugated products prices will be higher with an improved corrugated product mix throughout the quarter and we expect to benefit slightly from our previously announced containerboard price increases beginning in March. Export volume is expected to be slightly higher and prices are expected to be flat to slightly down. In the Paper segment, we forecast slightly lower volume with two less mill operating days and prices and mix to be slightly lower. With the exception of fiber prices, we expect price inflation across most of our direct, indirect and fixed operating and converting costs. In addition, wood, energy, and chemical costs will also increase due to winter conditions negatively impacting usages and yields for these items. Our cost structure will begin to benefit from the Wallula reconfiguration late in the first quarter. Labor and benefits costs will be higher due to timing-related items that occur at the beginning of a new year for annual increases, the restart of payroll taxes, and share-based compensation expenses. Freight will be slightly higher and we expect slightly lower depreciation expense. Scheduled outage expenses will be lower and we assume a lower corporate tax rate. Considering these items, we expect first quarter earnings to be lower than the fourth quarter of 2025.

Results of Operations

Year Ended December 31, 2025 Compared with Year Ended December 31, 2024

The historical results of operations of PCA for the years ended December 31, 2025 and 2024 are set forth below (dollars in millions):

	Year Ended December 31,		
	2025	**2024**	**Change**
Packaging	$8,293.9	$7,690.9	$603.0
Paper	615.4	624.7	(9.3)
Corporate and other and eliminations	80.0	67.7	12.3
Net sales	$8,989.3	$8,383.3	$606.0
Packaging	$1,125.3	$1,101.5	$ 23.8
Paper	129.6	129.7	(0.1)
Corporate and Other	(147.9)	(129.9)	(18.0)
Income from operations	1,107.0	1,101.3	5.7
Non-operating pension (expense) income	(0.1)	4.5	(4.6)
Interest expense, net	(79.1)	(41.4)	(37.7)
Income before taxes	1,027.8	1,064.4	(36.6)
Income tax expense	(253.7)	(259.3)	5.6
Net income	$ 774.1	$ 805.1	$ (31.0)
Net income excluding special items (a)	$ 888.0	$ 814.5	$ 73.5
EBITDA(a)	$1,759.8	$1,626.9	$132.9
EBITDA excluding special items (a)	$1,861.6	$1,637.1	$224.5

(a) See "Non-GAAP Financial Measures" included in this Item 7 for a reconciliation of non-GAAP measures to the most comparable GAAP measure.

Net Sales

Net sales increased $606 million, or 7.2%, to $8,989 million in 2025, compared to $8,383 million in 2024.

Packaging. Net sales increased $603 million, or 7.8%, to $8,294 million, compared to $7,691 million in 2024, due to higher volume related to the acquired business ($338 million), higher containerboard and corrugated products prices and mix ($332 million) partially offset by lower legacy volume ($67 million). In 2025, export and domestic containerboard outside shipments decreased (7.8%) compared to 2024. Corrugated products shipments from the legacy PCA business were flat per day and in total, compared to 2024. Including the acquired business, shipments were up 6.3% per day and in total. In 2025, our domestic containerboard prices were 5.3% higher, while export prices were 6.2% higher than 2024.

Paper. Net sales decreased $9 million, or (1.5%), to $615 million, compared to $625 million in 2024. The decrease was due to lower volume ($20 million), partially offset by higher prices and mix ($11 million).

Gross Profit

Gross profit increased $107 million in 2025, compared to 2024. The increase was driven primarily by higher prices and mix in the Packaging and Paper segments, higher volumes in the Packaging segment, and lower fiber costs, partially offset by higher operating and converting costs, higher maintenance outage expense, higher fixed and other expense, higher freight expense, and lower volume in the Paper Segment. In 2025, gross profit included $70 million of special items expense related to Wallula mill restructuring, the Greif Acquisition, and corrugated facility closures. In 2024, gross profit included $3 million of special items expense related to Jackson mill conversion-related activities and corrugated facility closure and other costs.

Selling, General, and Administrative Expenses

Selling, general, and administrative expenses ("SG&A") increased $24 million in 2025 compared to 2024. The increase was primarily due to higher employee-related expenses and higher depreciation related to the newly acquired business, partially offset by lower bad debt expense.

Other Expense, Net

Other expense, net for the years ended December 31, 2025 and 2024 are set forth below (dollars in millions):

	Year Ended December 31,	
	2025	2024
Asset disposals and write-offs	$ (40.8)	$(39.7)
Facilities closure and other income (costs)	19.4	(1.0)
DeRidder and other litigation	(3.5)	(95.2)
DeRidder and other litigation insurance recoveries	3.5	95.2
Wallula mill restructuring	(87.0)	—
Acquisition and integration-related costs	(13.3)	—
Jackson mill conversion-related activities	—	(7.6)
Other	(26.7)	(23.2)
Total	$(148.4)	$(71.5)

We discuss these items in more detail in Note 7, Other Expense, Net of the Condensed Notes to the Consolidated Financial Statements in "Part II, Item 8. Financial Statements" of this Form 10-K.

Income from Operations

Income from operations increased $6 million, or 0.5%, for the year ended December 31, 2025, compared to 2024. Income from operations in 2025 included $151 million of expense for special items compared to $12 million in 2024. Special items in 2025 included $128 million of expense for Wallula mill restructuring, $33 million of expense related to the Greif Acquisition and $10 million of income related to corrugated facility closures. Special items in 2024 included $10 million for Jackson mill conversion-related activities and $2 million of expense related to corrugated facility closure and other costs.

Packaging. Segment operating income increased $24 million to $1,125 million, compared to $1,102 million in 2024. The increase related primarily to higher containerboard and corrugated products prices and mix ($366 million), lower fiber costs ($59 million), and the impact of newly acquired Greif operations ($8 million), partially offset by higher operating and converting costs ($128 million), higher maintenance outage expenses ($40 million), lower legacy sales and production volumes ($39 million), higher depreciation expense ($33 million), higher fixed and other costs ($22 million), and higher freight expense ($16 million). Special items in 2025 included $128 million of expense for Wallula mill restructuring, $20 million of expense related to the Greif Acquisition and $10 million of income related to corrugated facility closures. Special items in 2024 included $4 million of expense for Jackson mill conversion-related activities and $2 million of expense for corrugated facility closure and other costs.

Paper. Segment operating income was $130 million in 2025 and in 2024. Higher operating costs ($9 million), lower sale sand production volumes ($8 million) higher fiber costs ($2 million), and higher maintenance outage expenses ($1 million), were partially offset by higher prices and mix ($11 million), lower fixed and other costs ($2 million), and lower freight expense ($1 million). Additional benefit was due to no significant special items in 2025 compared to $6 million of expense for Jackson mill conversion-related activities in 2024.

Non-Operating Pension Expense, Interest Expense, Net and Income Taxes

During 2025, non-operating pension expense increased $5 million compared to 2024. The increase in non-operating pension expense was related to unfavorable 2024 asset performance partially offset by favorable assumption changes.

Interest expense, net, during 2025 increased $38 million compared to 2024. The increase in interest expense, net was primarily due to higher interest expense in 2025 as a result of the Company's financing for the Greif Acquisition and the November 2023 debt refinancing and lower interest income as a result of lower interest rates on lower cash balances due to the Greif Acquisition.

During 2025, we recorded $254 million of income tax expense, compared to $259 million of income tax expense during 2024. The effective tax rate for 2025 and 2024 was 24.7% and 24.4%, respectively. The increase in our effective tax rate for 2025 compared to 2024 was primarily due to a lower federal research and development tax credit and lower excess tax benefits associated with employee restricted stock and performance unit vests.

On July 4, 2025, the President signed into law H.R.1, the One Big Beautiful Bill Act ("OBBBA"). For additional information regarding the impact of the OBBBA, see Note 8, Income Taxes, of the Consolidated Financial Statements included in "Part II, Item 8. Financial Statements and Supplementary Data" of this Form 10-K.

Liquidity and Capital Resources

Sources and Uses of Cash

Our primary sources of liquidity are net cash provided by operating activities and available borrowing capacity under our revolving credit facility. We ended the year with $529 million of cash and cash equivalents,

$139 million of marketable debt securities, and $573 million of unused borrowing capacity under the revolving credit facility, net of letters of credit.

On July 31, 2025, the Company entered into two credit agreements (the "Commercial Credit Agreement" and the "Farm Credit Agreement," collectively, the "Credit Agreements"). The Commercial Credit Agreement includes a $500 million three-year unsecured term loan facility and a $600 million unsecured revolving credit facility. The Farm Credit Agreement includes a $500 million seven-year unsecured term loan facility. The Credit Agreements were fully drawn upon on September 2, 2025. Additionally, on August 11, 2025, we issued $500 million of 5.20% senior notes due 2035 through a registered public offering and used the net proceeds received from this issuance, together with the net proceeds from our term loan facilities and cash on hand, to finance the Greif Acquisition. For more information on the Greif Acquisition financing, see Note 11, Debt, of the Consolidated Financial Statements included in "Part II, Item 8. Financial Statements and Supplementary Data" of this Form 10-K as well as the information provided below under "—Financing Activities" for further information. For more information on the Greif Acquisition, see Note 5, Acquisitions of the Consolidated Financial Statements included in "Part II, Item 8. Financial Statements and Supplementary Data" of this Form 10-K as well as the information provided below under "—Investing Activities" for further information.

Currently, our primary uses of cash are for operations, capital expenditures, acquisitions, debt service, common stock dividends, and repurchases of common stock. We believe that net cash generated from operating activities, cash on hand, available borrowings under our revolving credit facility and available capital through access to capital markets will be adequate to meet our liquidity and capital requirements, including payments of any declared common stock dividends, for the foreseeable future. As our debt or credit facilities become due, we will need to repay, extend or replace such facilities. Our ability to do so will be subject to future economic conditions and financial, business, and other factors, many of which are beyond our control.

Below is a summary table of our cash flows, followed by a discussion of our sources and uses of cash through operating activities, investing activities, and financing activities (dollars in millions):

	Year Ended December 31,	
	2025	2024
Net cash provided by (used for):		
Operating activities	$ 1,557.5	$1,191.2
Investing activities	(2,572.9)	(277.8)
Financing activities	859.4	(876.4)
Net (decrease) increase in cash and cash equivalents	$ (156.0)	$ 37.0

Operating Activities

Our operating cash flow is primarily driven by our earnings and changes in operating assets and liabilities, such as accounts receivable, inventories, accounts payable and other accrued liabilities, as well as other factors described below. Cash requirements for operating activities are subject to PCA's operating needs and the timing of collection of receivables and payments of payables and expenses.

During 2025, net cash provided by operating activities was $1,558 million, compared to $1,191 million for 2024, an increase of $367 million. Cash from operations excluding changes in cash used for operating assets and liabilities increased $211 million, primarily due to higher depreciation and higher deferred income tax liabilities in 2025 as discussed above. Cash increased by $156 million due to changes in operating assets and liabilities, primarily due to the following:

a)   a net favorable change in prepaid expenses and other current assets primarily related to the establishment of a receivable for the DeRidder trial and related insurance recoveries during 2024 and reduction of receivables against insurance carriers during 2025 related to the DeRidder settlement and settlement of other litigation;

b) a net favorable change in inventories primarily resulting from a buildup in Packaging segment inventory levels during 2024 due to rising volume and certain customer inventory on hand requirements; and

c) a net favorable change in accounts receivable due to a decrease in Packaging segment accounts receivable levels during 2024, which primarily related to higher sales volume and an increase in days sales outstanding in 2024 when compared to 2023. This favorable change was partially offset by an increase in Corporate accounts receivable levels in 2025 compared to 2024 and an increase in Paper segment accounts receivable levels during 2025 compared to 2024 primarily related to an increase in days sales outstanding in 2025 and lower customer accounts receivable balances at the end of 2024.

These favorable changes were partially offset by the following:

d) a net unfavorable change in accrued liabilities predominantly related to the establishment of accrued liabilities for the DeRidder trial and other litigation in 2024 and reversal of these accrued liabilities during 2025 and the establishment of accruals related to the Wallula mill restructuring in 2025, partially offset by an increase in interest accruals in 2025 compared to 2024 due to the Greif Acquisition financing;

e) a net unfavorable change in accounts payable primarily related to a decrease in accounts payable levels during 2025 compared to 2024, when accounts payable levels were elevated due to higher sales and slightly lower days payables outstanding when compared to 2023. These unfavorable changes were partially offset by the timing of payments in 2025; and

f) a net unfavorable change in income taxes during 2025 compared to 2024 due to an increase in income tax receivables in 2025, as income tax payments exceeded income tax accruals.

Investing Activities

We used $2,573 million for investing activities in 2025, compared to $278 million in 2024. We spent $829 million for internal capital investments during 2025, compared to $670 million during 2024. In September 2025, we completed the Greif Acquisition for a purchase price of $1,804 million, net of cash acquired.

In September 2024, we received $400 million in net proceeds from the maturity of our investments in time deposits, which were used to repay our 3.65% senior notes that were due on September 15, 2024.

The details of capital expenditures for property and equipment by segment for the years ended December 31, 2025 and 2024 are included in the table below (dollars in millions).

	Year Ended December 31,	
	2025	2024
Packaging	$779.3	$626.6
Paper	15.4	15.0
Corporate and Other	34.2	28.1
	$828.9	$669.7

We expect capital investments in 2026 to be between $800 million and $870 million. These expenditures could increase or decrease as a result of a number of factors, including our financial results, strategic opportunities, future economic conditions, and our regulatory compliance requirements. We currently estimate capital expenditures to comply with environmental regulations will be about $21 million in 2026. Our estimated environmental expenditures could vary significantly depending upon the enactment of new environmental laws and regulations. For additional information, see "Environmental Matters" in this Management's Discussion and Analysis of Financial Condition and Results of Operations.

Financing Activities

In 2025, net cash provided by financing activities was $859 million, compared to $876 million of cash used for financing activities in 2024, an increase of $1,735 million. We paid $450 million in dividends on our common stock in 2025 compared to $449 million in 2024 and withheld shares to cover $24 million of employee restricted stock taxes in 2025 compared to $26 million in 2024. We repurchased and retired 0.8 million shares of the Company's common stock for $153 million in 2025. We had no share repurchases in 2024.

On July 31, 2025, the Company entered into the Commercial Credit Agreement and the Farm Credit Agreement. The Commercial Credit Agreement includes a $500 million three-year unsecured term loan facility and a $600 million unsecured revolving credit facility. The Farm Credit Agreements includes a $500 million seven-year unsecured term loan facility. The Credit Agreements were fully drawn upon on September 2, 2025. Additionally, on August 11, 2025, we issued $500 million of 5.20% senior notes due 2035 through a registered public offering and used the net proceeds received from this issuance, together with the net proceeds from our term loan facilities and cash on hand, to finance the Greif Acquisition. The net proceeds received from these financing activities were $1,494 million.

We paid $7 million of issuance costs, excluding lender fees, related to the Greif Acquisition financing, which includes $3 million for the bridge loan, $2 million for the Credit Agreements, and $2 million for the 5.20% senior notes due 2035.

On September 15, 2024, we used the net proceeds received from the November 2023 offering of the 5.70% senior notes due 2033 and cash on hand to repay our outstanding 3.65% senior notes due 2024. The repayment of the old 3.65% notes was $400 million excluding accrued interest.

See Note 11, Debt, of the Consolidated Financial Statements included in "Part II, Item 8. Financial Statements and Supplementary Data" of this Form 10-K for more information on our debt.

Commitments

Contractual Obligations

Our cash requirements greater than twelve months from contractual obligations and commitments include:

- *Debt obligations and interest payments.* See Note 11, Debt, of the Consolidated Financial Statements included in "Part II, Item 8. Financial Statements and Supplementary Data" of this Form 10-K for more information on our debt obligations and interest payments and the timing of expected future payments.

- *Operating and finance leases.* See Note 3, Leases, of the Consolidated Financial Statements included in "Part II, Item 8. Financial Statements and Supplementary Data" of this Form 10-K for more information on our lease obligations and the timing of expected future payments.

- *Asset retirement obligations.* See Note 14, Asset Retirement Obligations, of the Consolidated Financial Statements included in "Part II, Item 8. Financial Statements and Supplementary Data" of this Form 10-K for more information on our asset retirement obligation at the end of the period.

- *Purchase commitments.* Purchase commitments relate to various purchase agreements for items such as minimum amounts of energy and fiber purchases. See Note 20, Commitments, Guarantees, Indemnifications, and Legal Proceedings, of the Consolidated Financial Statements included in "Part II, Item 8. Financial Statements and Supplementary Data" of this Form 10-K for more information on our purchase commitments and the timing of expected future payments.

- *Employee benefit obligations.* See Note 13, Employee Benefits Plans and Other Postretirement Benefits, of the Consolidated Financial Statements included in "Part II, Item 8. Financial Statements and Supplementary Data" of this Form 10-K for more information on our employee benefit obligations and the timing of expected future benefit payments under our pension plans and postretirement plans.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements as of December 31, 2025.

Inflation and Other General Cost Increases

We are subject to both contractual, inflation, and other general cost increases. If we are unable to offset these cost increases by price increases, growth, and/or cost reductions in our operations, these inflation and other general cost increases could have a material adverse effect on our operating cash flows, profitability, and liquidity. We continuously seek opportunities to increase the efficiency of our mills and corrugated products facilities and make extensive capital investments to minimize the impact that inflation has on our cost structure.

In 2025, our total company costs including cost of sales (COS) and selling, general, and administrative expenses (SG&A) was $7.7 billion, and excluding non-cash costs (depreciation, depletion and amortization, pension and postretirement expense, and share-based compensation expense) was $7.0 billion. A 1% increase in COS and SG&A costs would increase costs by $77 million and cash costs by $70 million.

Certain items of product input costs have historically been subject to more cost volatility including fiber, purchased energy, and chemicals.

Energy

Our mills represent about 90% of our total purchased fuel costs. In 2025, our Packaging and Paper mills consumed about 101 million MMBTUs of fuel, including internally generated and externally purchased, to produce both steam and electricity. The following table for 2025 provides the total MMBTUs purchased externally by fuel type each quarter and the average cost per MMBTU by fuel type for the year. The cost per MMBTU includes the cost of the fuel plus our transportation and delivery costs.

Fuel Type	2025 Fuel Purchased (millions of MMBTUs)					2025 Avg. Cost / MMBTU
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year	
Natural gas	8.1	6.5	6.2	7.7	28.5	$4.28
Purchased bark	1.6	1.9	2.1	2.3	7.9	2.46
Other purchased fuels	0.1	0.1	0.1	0.1	0.4	5.12
Total mills	9.8	8.5	8.4	10.1	36.8	$3.90

In addition, the mills purchased 23.97 million CkWh (hundred kilowatt-hours) of electricity in 2025. The purchases by quarter and the average cost per CkWh were as follows:

	2025 Purchased Electricity (millions of CkWh)					2025 Avg. Cost / CkWh
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year	
Purchased electricity	5.6	5.6	6.1	6.7	24.0	$7.34

Regulatory and Environmental Matters

Our operations are subject to compliance with the laws and regulations in the jurisdictions in which we operate, primarily in the United States. Of particular importance are laws and regulations relating to the environment and health and safety matters.

Environmental compliance requirements are a significant factor affecting our business. We employ processes in the manufacture of containerboard, paper, and pulp, which result in various discharges, emissions and waste disposal. These processes are subject to numerous federal, state, local and foreign environmental laws and regulations. We operate and expect to continue to operate, under environmental permits and similar authorizations from various governmental authorities that regulate such discharges, emissions, and waste disposal. The most significant of these laws affecting the Company are:

a) Resource Conservation and Recovery Act (RCRA);

b) Clean Water Act (CWA);

c) Clean Air Act (CAA);

d) The Emergency Planning and Community Right-to-Know-Act (EPCRA);

e) Toxic Substance Control Act (TSCA); and

f) Safe Drinking Water Act (SDWA).

We believe that we are currently in material compliance with these and all applicable environmental rules and regulations. Because environmental regulations are constantly evolving, the Company has incurred, and will continue to incur, costs to maintain compliance with these and other environmental laws. The Company works diligently to anticipate and budget for the impact of applicable environmental regulations and does not currently expect that future environmental compliance obligations will materially affect its business or financial condition. For the year ended December 31, 2025, 2024, and 2023, we spent $64 million, $60 million, and $50 million, respectively, to comply with the requirements of these and other environmental laws. Additionally, we had $27 million of environmental capital expenditures in 2025, $19 million in 2024, and $14 million in 2023.

Under the CAA, EPA is required to conduct risk assessments for each source category subject to maximum achievable control technologies (MACT) to determine if additional standards are necessary to reduce residual risks from hazardous air pollutants (HAP) emissions. The national emissions standards for hazardous air pollutants (NESHAP) for Chemical Recovery Combustion Sources at pulp mills is due for residual risk and technology review (RTR). In November 2024, PCA was one of seven companies selected by EPA to respond to a questionnaire about operations and equipment to support EPA's requirement to revise existing Pulp MACT standards. As part of the questionnaire, EPA is requiring companies, including PCA, to undertake pollutant testing scheduled to begin Spring 2026. Five of PCA's mills will participate in the risk assessment.

As is the case with any industrial operation, PCA has, in the past, incurred costs associated with the remediation of soil or groundwater contamination, as required by the federal Comprehensive Environmental Response, Compensation and Liability Act, commonly known as the federal "Superfund" law, and analogous state laws. Cleanup requirements arise with respect to properties the Company currently owns or operates, former facilities and off-site facilities where the Company has disposed of hazardous substances. As part of the sale to PCA of the containerboard and corrugated products business of Pactiv Corporation in April 1999, Pactiv agreed to retain all liability for all former facilities and all sites associated with pre-closing off-site waste disposal. Pactiv also retained environmentally impaired real property in Filer City, Michigan unrelated to current mill operations. In addition, OfficeMax (now an indirect, wholly owned subsidiary of ODP) retains responsibility for certain environmental liabilities related to some of the businesses, facilities, and assets we acquired from Boise. Generally, this responsibility relates to hazardous substance releases and other environmental incidents that arose before 2004. Some of these liabilities could be significant; however, ODP may not have sufficient funds to satisfy its indemnification obligations, and in some cases, we may not be entitled to such indemnification.

Because liability for remediation costs under environmental laws is strict, meaning that liability is imposed without fault, joint and several, meaning that liability is imposed on each party without regard to contribution, and retroactive, PCA could receive notifications of cleanup liability in the future and this liability could be material. From 2006 through 2025, there were no significant environmental remediation costs at PCA's mills and corrugated plants. As of December 31, 2025, we maintained an environmental reserve of $30.9 million relating to on-site landfills and surface impoundments as well as ongoing and anticipated remedial projects. The Company believes that it is not reasonably possible that future environmental expenses above the $30.9 million accrued at December 31, 2025, will have a material impact on its financial condition, results of operations, and cash flows.

While legislation regarding the regulation of greenhouse gas emissions has been proposed at the federal level, it is uncertain whether such legislation will be passed and, if so, what the breadth and scope of such legislation will be. The result of the regulation of greenhouse gas emissions could be an increase in our future environmental compliance costs through carbon cap and trade systems, carbon or other related taxes, or additional capital expenditures to modify facilities to reduce carbon emissions, which may be material. However, climate change legislation and the resulting future energy policy could also provide us with opportunities if the use of renewable energy is encouraged. We currently self-generate the majority of our power requirements at our mills using renewable biogenic fuel such as bark, black liquor and biomass, which are derived from renewable and sustainable resources. While we believe we are well-positioned to take advantage of any renewable energy incentives, it is uncertain what the ultimate costs and opportunities of any climate change legislation will be and how our business and industry will be affected.

We are seeking to further improve our environmental impact and have voluntarily set goals to reduce our absolute Scope 1 and 2 (market-based) greenhouse gas emissions by 35% by 2030 from a 2021 baseline year and to reach net-zero carbon emissions within our own operations and our value chain by 2050. In addition, we and our industry support the American Forest & Paper Association's goal of a 50% reduction in Scope 1 and Scope 2 greenhouse gas emissions intensity by 2030 from a 2005 baseline. We have a carbon neutrality team, consisting of a cross-functional group of key operational, engineering, environmental, legal and sustainability personnel to lead our efforts. Our strategy to achieve greenhouse gas emissions reductions is premised upon the carbon neutrality of the biogenic fuels used in our operations and we believe that meaningful reductions in greenhouse gas emissions can be achieved through investment in more efficient operations utilizing carbon-neutral fuels and in emerging and advancing technologies. We regularly work to identify and implement projects that will improve our efficiency. To what extent and when we embark upon major capital projects to reduce emissions will depend in part upon technology advancements, emerging regulatory and tax policies involving greenhouse gas emissions, assessment of risks and the economic impact of investing in projects that reduce emissions. We also regularly assess the use of alternative, non-emitting energy sources at our own facilities (such as solar) and opportunities to support additive carbon-free grid power via renewable energy certificates (RECs) and power purchase agreements (PPAs), where feasible to do so, and partnering with utilities to procure carbon-free power where opportunities exist. We annually report key data to our stakeholders regarding our greenhouse gas emissions, among other things, in our responsibility report. Our responsibility report is available on our website and is not intended to be incorporated by reference herein.

We are also subject to extensive federal, state and local laws related to workplace health and safety, and our safety management system includes measures to assure compliance with these laws and regulations. We do not believe that future compliance with health and safety laws and regulations will have a material adverse effect on our financial condition, results of operations or cash flows.

Critical Accounting Policies and Estimates

Management's discussion and analysis of financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an ongoing basis, PCA evaluates its estimates, including those related to business combinations, goodwill and intangible assets, pensions and other postretirement benefits, environmental liabilities, income taxes, and long-lived asset impairment, among others. PCA bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting estimates are those that are most important to the portrayal of our financial condition and results. These estimates require management's most difficult, subjective, or complex judgments. We review the development, selection, and disclosure of our critical accounting estimates with the Audit Committee of our Board of Directors. The Company believes that of its significant accounting policies, the following involve a higher degree of judgment and/or complexity:

Business Combinations

From time to time, we may enter into material business combinations. We account for acquisitions using the acquisition method under which, upon obtaining control, we recognize each identifiable asset acquired and liability assumed at its acquisition date fair value. The determination of those fair values requires significant judgment and the use of valuation techniques when observable market inputs are unavailable. We engage third-party valuation specialists to review these critical assumptions and prepare detailed fair value analyses for material acquisitions.

We value acquired intangible assets using models such as the income approach, including the relief-from-royalty method and multi-period excess earnings method as well as other cost-based techniques. Key unobservable inputs include forecasted revenue, EBITDA margins, discount rate, royalty rate, and estimated useful lives. We value acquired property, plant and equipment using a combination of the cost and market approaches. The market approach estimates fair value by analyzing recent actual market transactions for similar assets or liabilities. The cost approach estimates fair value based on the expected cost to replace or reproduce the asset or liability and relies on assumptions regarding the occurrence and extent of any physical, functional and/or economic obsolescence. Some of the more significant estimates and assumptions inherent in these approaches are the values of asset replacement costs, comparable assets and estimated remaining economic lives of the assets.

Any excess of the purchase price over the fair values of identifiable net assets is recorded as goodwill. During the measurement period, up to one year from the acquisition date, significant provisional amounts are adjusted with a corresponding offset to goodwill.

On September 2, 2025, we completed the acquisition of Greif. For further detail, see Note 5, Acquisitions, of the Notes to Consolidated Financial Statements in "Part II, Item 8. Financial Statements and Supplementary Data" of this Form 10-K.

Pensions

The Company accounts for defined benefit pension plans in accordance with Accounting Standards Codification ("ASC") 715, *Compensation—Retirement Benefits*. The calculation of pension expense and pension liabilities requires decisions about a number of key assumptions that can significantly affect expense and liability amounts, including discount rates, expected return on plan assets, expected rate of compensation increases, longevity and service lives of participants, expected contributions, and other factors. The pension assumptions used to measure pension expense and liabilities are discussed in Note 13, Employee Benefit Plans and Other Postretirement Benefits, of the Notes to Consolidated Financial Statements in "Part II, Item 8. Financial Statements and Supplementary Data" of this Form 10-K.

We recognize the funded status of our pension plans on our Consolidated Balance Sheet and recognize the actuarial and experienced gains and losses and the prior service costs and credits as a component of "Accumulated Other Comprehensive Loss" in our Consolidated Statement of Changes in Stockholders' Equity. Actual results that differ from assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense in future periods. At December 31, 2025, we had $41.8 million of actuarial losses and prior service costs, net of tax, recorded in "Accumulated other comprehensive loss" on our Consolidated Balance Sheet. Accumulated losses in excess of 10% of the greater of the projected benefit obligation or the market-related value of assets will be recognized on a straight-line basis over the average remaining service period of active employees in PCA plans (which is between five and eight years) and over the average remaining lifetime of inactive participants in the Boise plan (which is approximately 22 years), to the extent that losses are not offset by gains in subsequent years. While we believe that the assumptions used to measure our pension obligations are reasonable, differences in actual experience or changes in assumptions may materially affect our pension obligations and future expense.

We believe that the accounting estimate related to pensions is a critical accounting estimate because it is highly susceptible to change from period to period. As discussed above, the future effects of pension plans on our financial position and results of operations will depend on economic conditions, employee demographics, mortality rates, retirement rates, investment performance, and funding decisions, among other factors. The following table presents selected assumptions used and expected to be used in the measurement of pension expense in the following periods (dollars in millions):

	Year Ending December 31,	Year Ended December 31,	
	2026	2025	2024
Pension expense	$ 3.7	$10.4	$ 8.0
Assumptions			
Discount rate	5.35%	5.56%	4.86%
Expected rate of return on plan assets	5.66%	5.71%	5.80%

A change of 0.25% in either direction to the discount rate or the expected rate of return on plan assets would have had the following effect on 2025 and 2026 pension expense (dollars in millions):

		Increase (Decrease) in Pension Expense (a)	
	Base Expense	0.25% Increase	0.25% Decrease
2025			
Discount rate	$10.4	$ 0.9	$(0.7)
Expected rate of return on plan assets	10.4	(2.7)	2.7
2026			
Discount rate	$ 3.7	$ 1.0	$(0.9)
Expected rate of return on plan assets	3.7	(2.8)	2.8

(a) The sensitivities shown above are specific to 2025 and 2026. The sensitivities may not be additive, so the impact of changing multiple factors simultaneously cannot be calculated by combining the individual sensitivities shown.

For more information related to our pension benefit plans, see Note 13, Employee Benefit Plans and Other Postretirement Benefits, of the Notes to Consolidated Financial Statements in "Part II, Item 8. Financial Statements and Supplementary Data" of this Form 10-K.

New and Recently Adopted Accounting Standards

For a listing of our new and recently adopted accounting standards, see Note 2, Summary of Significant Accounting Policies, of the Notes to Consolidated Financial Statements in "Part II, Item 8. Financial Statements and Supplementary Data" of this Form 10-K.

Non-GAAP Financial Measures

Earnings per diluted share excluding special items, net income excluding special items, EBITDA, EBITDA excluding special items, segment EBITDA, and segment EBITDA excluding special items are non-GAAP financial measures. Management excludes special items, as it believes that these items are not necessarily reflective of the ongoing operations of our business. These measures are presented because they provide a means to evaluate the performance of our segments and our Company on an ongoing basis using the same measures that are used by our management, because these measures assist in providing a meaningful comparison between periods and because these measures are frequently used by investors and other interested parties in the evaluation of companies and the performance of their segments. Any analysis of non-GAAP financial measures should be done in conjunction with results presented in accordance with GAAP. The non-GAAP measures are not intended to be substitutes for GAAP financial measures and should not be used as such. Reconciliations of the non-GAAP measures to the most comparable measure reported in accordance with GAAP are detailed below.

The following table reconciles earnings per diluted share to earnings per diluted share excluding special items for the periods indicated (dollars in millions):

	Year Ended December 31,	
	2025	**2024**
Earnings per diluted share, as reported in accordance with GAAP	$ 8.58	$8.93
Special items:		
Facilities closure and other (income) costs (a)	(0.09)	0.03
Wallula mill restructuring (b)	1.07	—
Acquisition and integration-related costs (c)	0.28	—
Jackson mill conversion-related activities (d)	—	0.08
Total special items	1.26	0.11
Earnings per diluted share, excluding special items	$ 9.84	$9.04

(a) For 2025, includes $10.4 million of income related to gains on sales of corrugated products facilities and a gain on an asset disposal related to a closed corrugated products facility, partially offset by charges related to the closure of certain corrugated products facilities. For 2024, includes $2.7 million of charges related to the closure of certain corrugated products facilities, partially offset by income primarily related to a favorable lease buyout for a closed corrugated products facility.

(b) For 2025, includes $128.0 million of charges related to the announced discontinuation of the No. 2 machine and kraft pulping facilities at the Wallula, Washington mill.

(c) For 2025, includes $33.2 million of charges and costs related to the September 2025 Greif Acquisition, including step-up of acquired inventory, integration-related expenses and transaction expenses.

(d) For 2024, includes $9.7 million of charges related to the announced discontinuation of production of uncoated freesheet paper grades on the No. 3 machine at the Jackson, Alabama mill associated with the permanent conversion of the machine to produce linerboard and other paper-to-containerboard conversion related activities.

The following table reconciles net income to net income excluding special items for the periods indicated (dollars in millions):

	Year Ended December 31,					
	2025			**2024**		
	Income before Taxes	**Income Taxes**	**Net Income**	**Income before Taxes**	**Income Taxes**	**Net Income**
As reported in accordance with GAAP	$1,027.8	$(253.7)	$774.1	$1,064.4	$(259.3)	$805.1
Special items:						
Facilities closure and other (income) costs (e) ...	(10.4)	2.5	(7.9)	2.7	(0.6)	2.1
Wallula mill restructuring (f)	128.0	(31.3)	96.7	—	—	—
Acquisition and integration-related costs (g)	33.2	(8.1)	25.1	—	—	—
Jackson mill conversion-related activities (h) ...	—	—	—	9.7	(2.4)	7.3
Total special items	150.8	(36.9)	113.9	12.4	(3.0)	9.4
Excluding special items	$1,178.6	$(290.6)	$888.0	$1,076.8	$(262.3)	$814.5

(e) For 2025, includes income related to gains on sales of corrugated products facilities and a gain on an asset disposal of a closed corrugated products facility, partially offset by charges related to the closure of corrugated products facilities. For 2024, includes charges related to the closure of corrugated products facilities, partially offset by income primarily related to a favorable lease buyout for a closed corrugated products facility.

(f) For 2025, includes charges related to the announced discontinuation of the No. 2 paper machine and kraft pulping facilities at the Wallula, Washington mill.

(g) For 2025, includes acquisition and integration costs related to the September 2025 Greif acquisition.

(h) For 2024, includes items related to the announced discontinuation of production of UFS paper grades on the No. 3 machine at the Jackson, Alabama mill associated with the permanent conversion of the machine to produce linerboard and other paper-to-containerboard conversion related activities.

The following table reconciles net income to EBITDA and EBITDA excluding special items for the periods indicated (dollars in millions):

	Year Ended December 31,	
	2025	**2024**
Net income	$ 774.1	$ 805.1
Non-operating pension expense (income)	0.1	(4.5)
Interest expense, net	79.1	41.4
Provision for income taxes	253.7	259.3
Depreciation, amortization, and depletion	652.8	525.6
EBITDA	$1,759.8	$1,626.9
Special items:		
Facilities closure and other (income) costs	(18.5)	1.9
Wallula mill restructuring	87.0	—
Acquisition and integration-related costs	33.3	—
Jackson mill conversion-related activities	—	8.3
EBITDA excluding special items	$1,861.6	$1,637.1

The following table reconciles segment operating income (loss) to segment EBITDA and segment EBITDA excluding special items (dollars in millions):

	Year Ended December 31,	
	2025	2024
Packaging		
Segment operating income	$1,125.3	$1,101.5
Depreciation, amortization, and depletion	616.1	490.1
EBITDA	1,741.4	1,591.6
Facilities closure and other (income) costs	(18.5)	1.9
Wallula mill restructuring	87.0	—
Acquisition and integration-related costs	20.0	—
Jackson mill conversion-related activities	—	4.0
EBITDA excluding special items	**$1,829.9**	**$1,597.5**
Paper		
Segment operating income	$ 129.6	$ 129.7
Depreciation, amortization, and depletion	18.5	19.5
EBITDA	148.1	149.2
Jackson mill conversion-related activities	—	4.3
EBITDA excluding special items	**$ 148.1**	**$ 153.5**
Corporate and Other		
Segment operating loss	$ (147.9)	$ (129.9)
Depreciation, amortization, and depletion	18.2	16.0
EBITDA	(129.7)	(113.9)
Acquisition and integration-related costs	13.3	—
EBITDA excluding special items	**$ (116.4)**	**$ (113.9)**

Item 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

PCA is exposed to the impact of commodity price changes, interest rate changes, and changes in the market value of its financial instruments. To manage these risks, we may from time to time enter into transactions, including certain physical commodity transactions, that are determined to be derivatives. As of December 31, 2025, we are party to certain physical commodity transactions related to natural gas supply contracts. For a discussion of derivatives and hedging activities, see Note 2, Summary of Significant Accounting Policies, of the Notes to Consolidated Financial Statements in "Part II, Item 8. Financial Statements and Supplementary Data" of this Form 10-K.

At December 31, 2025, the interest rates on approximately 75% of PCA's debt are fixed. A one percent increase in interest rates related to variable-rate debt would have resulted in an increase in interest expense and a corresponding decrease in income before taxes of approximately $10 million annually.

Item 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

INDEX TO FINANCIAL STATEMENTS

Packaging Corporation of America Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
Packaging Corporation of America:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Packaging Corporation of America and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income and comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Company acquired the containerboard business of Greif, Inc. during 2025, and management excluded from its assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2025, the containerboard business of Greif, Inc.'s internal control over financial reporting associated with approximately 18% of the Company's consolidated total assets and approximately 4% of the Company's consolidated net sales included in the consolidated financial statements of the Company as of and for the year ended December 31, 2025. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of the containerboard business of Greif, Inc.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Evaluation of the value of the pension benefit obligation

As discussed in Notes 2 and 13 to the consolidated financial statements, the Company's estimated pension benefit obligation totaled $1,145 million as of December 31, 2025. The pension benefit obligation is measured at the actuarial present value as of a date of all benefits attributed by the pension benefit formula to employee service rendered before that date. The determination of the Company's pension benefit obligation is dependent, in part, on the selection of certain actuarial assumptions, including the discount rate.

We identified the evaluation of the value of the pension benefit obligation as a critical audit matter because of the specialized skills required to evaluate the measurement of the pension benefit obligation. In particular, the measurement of the pension benefit obligation is sensitive to minor changes in the discount rate assumption.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's pension benefit obligation valuation process, including a control related to the development of the discount rate. We involved an actuarial professional with specialized skills and knowledge, who assisted in understanding and assessing the actuarial methods and assumptions used to measure the pension benefit obligation. In addition, the actuarial professional assisted with our evaluation of the discount rate by assessing:

- changes in the discount rate from the prior year against changes in published indices;
- the pattern of cash flows, including consideration of the plan type and plan provisions;
- the selected yield curve and its consistency with the prior year and spot rates.

Fair value of acquired customer relationships intangible asset

As discussed in Note 5 to the consolidated financial statements, the Company acquired the containerboard business of Greif, Inc. on September 2, 2025, for a total purchase consideration of $1.8 billion. In connection with the acquisition, the Company recorded intangible assets with an acquisition-date fair value of $460.0 million as of December 31, 2025, of which $420.0 million related to customer relationships. Management estimated the fair value of the customer relationships intangible asset using the income approach.

We identified the evaluation of the acquisition-date fair value of the customer relationships intangible asset as a critical audit matter. Subjective auditor judgment was required to evaluate certain assumptions used to determine the fair value of the customer relationships intangible asset, including the forecasted revenues, forecasted earnings before interest, tax, depreciation and amortization (EBITDA) margins, and discount rate because of limited observable market information. Changes to those assumptions could have had a significant effect on the determination of the fair value of the customer relationships intangible asset. In addition, involvement of professionals with specialized skills and knowledge was required to evaluate the discount rate.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's acquisition-date valuation process, including controls over the development of the assumptions as described above. We evaluated the Company's forecasted revenues and forecasted EBITDA margins by comparing them to the Company's historical results, actual results subsequent to the acquisition date, and available industry reports. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the discount rate by comparing it to a discount rate range that was independently developed using publicly available market data for peer entities.

/s/ KPMG LLP

We have served as the Company's auditor since 2014.

Chicago, Illinois
February 26, 2026

Packaging Corporation of America

Consolidated Statements of Income and Comprehensive Income

(dollars in millions, except per-share data)

	Year Ended December 31,		
	2025	2024	2023
Statements of Income:			
Net sales	$ 8,989.3	$ 8,383.3	$ 7,802.4
Cost of sales	(7,099.7)	(6,600.2)	(6,103.5)
Gross profit	1,889.6	1,783.1	1,698.9
Selling, general and administrative expenses	(634.2)	(610.3)	(580.9)
Other expense, net	(148.4)	(71.5)	(42.9)
Income from operations	1,107.0	1,101.3	1,075.1
Non-operating pension (expense) income	(0.1)	4.5	(7.7)
Interest expense, net	(79.1)	(41.4)	(53.3)
Income before taxes	1,027.8	1,064.4	1,014.1
Provision for income taxes	(253.7)	(259.3)	(248.9)
Net income	$ 774.1	$ 805.1	$ 765.2
Net income per common share:			
Basic	$ 8.61	$ 8.97	$ 8.52
Diluted	$ 8.58	$ 8.93	$ 8.48
Dividends declared per common share	$ 5.00	$ 5.00	$ 5.00
Statements of Comprehensive Income:			
Net income	$ 774.1	$ 805.1	$ 765.2
Other comprehensive income, net of tax:			
Foreign currency translation adjustment	$ —	$ —	$ 0.1
Changes in unrealized gains on marketable debt securities, net of tax of $0.0 million, ($0.1) million, and ($0.6) million for 2025, 2024, and 2023, respectively	0.1	0.3	1.8
Amortization of pension and postretirement plans actuarial loss and prior service cost, net of tax of ($1.3) million, ($1.4) million, and ($2.1) million for 2025, 2024, and 2023, respectively	3.8	4.1	6.4
Changes in unfunded employee benefit obligations, net of tax of $0.7 million, ($7.6) million, and ($7.8) million for 2025, 2024, and 2023, respectively	(2.1)	23.1	23.2
Other comprehensive income	1.8	27.5	31.5
Comprehensive income	$ 775.9	$ 832.6	$ 796.7

See notes to consolidated financial statements.

Packaging Corporation of America

Consolidated Balance Sheets

(dollars and shares in millions, except per-share data)

	December 31,	
	2025	**2024**
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 529.0	$ 685.0
Short-term marketable debt securities	71.8	102.0
Accounts receivable, net of allowance for credit losses and customer deductions of $17.0 million and $20.6 million as of December 31, 2025 and December 31, 2024, respectively	1,255.8	1,144.0
Inventories	1,243.2	1,124.9
Prepaid expenses and other current assets	85.8	166.9
Federal and state income taxes receivable	28.1	10.2
Total current assets	3,213.7	3,233.0
Property, plant, and equipment, net	4,985.1	4,039.0
Goodwill	1,372.3	922.4
Other intangible assets, net	602.3	191.9
Operating lease right-of-use assets	376.0	276.9
Long-term marketable debt securities	67.0	65.2
Other long-term assets	109.1	104.8
Total assets	$10,725.5	$8,833.2
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Operating lease obligations	$ 99.8	$ 80.5
Finance lease obligations	2.3	2.1
Accounts payable	471.4	430.3
Dividends payable	116.1	116.3
Accrued liabilities	302.1	362.9
Accrued interest	23.4	9.5
Total current liabilities	1,015.1	1,001.6
Long-term liabilities:		
Long-term debt	3,967.3	2,474.2
Operating lease obligations	290.6	208.0
Finance lease obligations	4.9	6.7
Deferred income taxes	660.1	561.9
Compensation and benefits	106.2	95.9
Other long-term liabilities	83.3	80.9
Total long-term liabilities	5,112.4	3,427.6
Commitments and contingent liabilities (Note 20)		
Stockholders' equity:		
Common stock, par value $0.01 per share, 300.0 million shares authorized, 89.2 million and 89.8 million shares issued as of December 31, 2025 and December 31, 2024, respectively	0.9	0.9
Additional paid in capital	707.7	669.8
Retained earnings	3,931.0	3,776.7
Accumulated other comprehensive loss	(41.6)	(43.4)
Total stockholders' equity	4,598.0	4,404.0
Total liabilities and stockholders' equity	$10,725.5	$8,833.2

See notes to consolidated financial statements.

Packaging Corporation of America

Consolidated Statements of Cash Flows

(dollars in millions)

	Year Ended December 31,		
	2025	**2024**	**2023**
Cash Flows from Operating Activities:			
Net income	$ 774.1	$ 805.1	$ 765.2
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation, depletion, and amortization of intangibles	652.8	525.6	517.7
Amortization of deferred financing costs	5.3	2.3	2.2
Share-based compensation expense	45.2	48.8	40.0
Deferred income tax provision (benefit)	97.3	(4.2)	5.2
Net loss on asset disposals	29.4	19.5	9.1
Pension and post-retirement benefits expense, net of contributions	8.0	(19.5)	(30.8)
Other, net	0.1	24.2	13.3
Changes in operating assets and liabilities, net of acquisitions:			
(Increase) decrease in assets —			
Accounts receivable	(10.3)	(110.7)	(1.4)
Inventories	4.4	(111.8)	(35.8)
Prepaid expenses and other current assets	82.9	(104.7)	(4.2)
Increase (decrease) in liabilities —			
Accounts payable	(42.5)	18.3	11.4
Accrued liabilities	(71.2)	104.2	(8.2)
Federal and state income taxes payable/receivable	(18.0)	(5.9)	31.4
Net cash provided by operating activities	1,557.5	1,191.2	1,315.1
Cash Flows from Investing Activities:			
Additions to property, plant, and equipment	(828.9)	(669.7)	(469.7)
Acquisition of business, net of cash acquired	(1,804.3)	—	—
Additions to other long-term assets	(2.4)	(1.9)	(2.6)
Proceeds from asset disposals	33.4	1.3	1.6
Purchases of held-to-maturity debt securities	—	—	(400.0)
Proceeds from maturities of held-to-maturity debt securities	—	400.0	—
Purchases of available-for-sale debt securities	(113.5)	(114.3)	(107.2)
Proceeds from sales of available-for-sale debt securities	41.1	8.6	5.5
Proceeds from maturities of available-for-sale debt securities	101.7	98.2	97.3
Net cash used for investing activities	(2,572.9)	(277.8)	(875.1)
Cash Flows from Financing Activities:			
Repayments of debt and finance lease obligations	(2.2)	(401.9)	(1.9)
Proceeds from issuance of debt, net of discount and lender fees	1,494.1	—	397.1
Financing costs paid	(6.3)	—	(1.1)
Common stock dividends paid	(449.6)	(448.8)	(448.9)
Repurchases of common stock	(153.0)	—	(41.5)
Shares withheld to cover employee restricted stock taxes	(23.6)	(25.7)	(15.7)
Net cash provided by (used for) financing activities	859.4	(876.4)	(112.0)
Net (decrease) increase in cash and cash equivalents	(156.0)	37.0	328.0
Cash and cash equivalents, beginning of year	685.0	648.0	320.0
Cash and cash equivalents, end of year	$ 529.0	$ 685.0	$ 648.0

See notes to consolidated financial statements.

Packaging Corporation of America

Consolidated Statements of Changes in Stockholders' Equity

(dollars in millions and shares in thousands)

	Common Stock		Additional Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
	Shares	Amount				
Balance at January 1, 2023	89,695	$0.9	$581.8	$3,186.8	$(102.4)	$3,667.1
Common stock repurchases and retirements	(286)	—	(2.5)	(39.0)	—	(41.5)
Common stock withheld and retired to cover taxes on vested stock awards	(121)	—	(1.1)	(14.6)	—	(15.7)
Common stock dividends declared	—	—	—	(451.2)	—	(451.2)
Share-based compensation and other	337	—	41.9	—	—	41.9
Comprehensive income	—	—	—	765.2	31.5	796.7
Balance at December 31, 2023	89,625	0.9	620.1	3,447.2	(70.9)	3,997.3
Common stock withheld and retired to cover taxes on vested stock awards	(143)	—	(1.3)	(24.4)	—	(25.7)
Common stock dividends declared	—	—	—	(451.3)	—	(451.3)
Share-based compensation and other	320	—	51.0	0.1	—	51.1
Comprehensive income	—	—	—	805.1	27.5	832.6
Balance at December 31, 2024	89,802	0.9	669.8	3,776.7	(43.4)	4,404.0
Common stock repurchases and retirements	(761)	—	(7.4)	(145.6)	—	(153.0)
Common stock withheld and retired to cover taxes on vested stock awards	(118)	—	(1.2)	(22.4)	—	(23.6)
Common stock dividends declared	—	—	—	(451.9)	—	(451.9)
Share-based compensation and other	291	—	46.5	0.1	—	46.6
Comprehensive income	—	—	—	774.1	1.8	775.9
Balance at December 31, 2025	89,214	$0.9	$707.7	$3,931.0	$ (41.6)	$4,598.0

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1.   Nature of Operations and Basis of Presentation

Packaging Corporation of America ("we," "us," "our," "PCA," or the "Company") was incorporated on January 25, 1999. In April 1999, PCA acquired the containerboard and corrugated packaging products business of Pactiv Corporation (Pactiv), formerly known as Tenneco Packaging, Inc., a wholly owned subsidiary of Tenneco Inc. We are a large, diverse manufacturer of both packaging and paper products. We are headquartered in Lake Forest, Illinois and we operate primarily in the United States. We have approximately 16,800 employees.

We report our business in three reportable segments: Packaging, Paper, and Corporate and Other. Our Packaging segment produces a wide variety of containerboard and corrugated packaging products. The Paper segment manufactures and sells a range of communication-based papers. Corporate and Other includes support staff services and related assets and liabilities, transportation assets, and activity related to other ancillary support operations. For more information about our segments, see Note 19, Segment Information.

On September 2, 2025, we completed the acquisition of the containerboard business of Greif, Inc. for $1.8 billion in cash. The Greif containerboard business includes two containerboard mills with approximately 800,000 tons of production capacity and eight sheet feeder and corrugated plants located across the United States. The operating results of the Greif Acquisition are included in PCA's results after the date of acquisition.

On December 3, 2025, the Company approved and announced that it will permanently shut down the No. 2 paper machine and kraft pulping facilities at its Wallula, Washington containerboard mill. The Company will continue to operate the No. 3 paper machine and recycled pulping facilities at the mill. These actions, completed earlier in the first quarter of 2026, are estimated to result in approximately $205 million of pre-tax restructuring charges. In the fourth quarter of 2025, we recorded $128.0 million of expenses associated with this shut down, which included non-cash impairment and accelerated depreciation charges, charges for contract termination, severance, and other costs. These expenses were recorded in "Cost of sales" and "Other expense, net" in the Consolidated Statements of Income.

The consolidated financial statements include the accounts of PCA and its majority-owned subsidiaries after elimination of intercompany balances and transactions.

2.   Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenues and expenses. These estimates and assumptions are based on management's best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment. We adjust such estimates and assumptions when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in these estimates will be reflected in the consolidated financial statements in future periods.

Revenue Recognition

In accordance with Accounting Standards Update ("ASU") 2014-09 (Topic 606): *Revenue from Contracts with Customers*, we recognize revenue when control of the promised goods or services is transferred to customers in an amount that reflects the consideration expected to be received in exchange for those goods or services. The timing of revenue recognition for most goods and services occurs when performance obligations under the terms of a contract with a customer are satisfied. This occurs with the transfer of control of our products at a specific point in time. For most packaging and paper products, revenue is recognized when the product is shipped from the mill or from our manufacturing facility to our customer. Shipping and handling fees billed to a customer are recorded on a gross basis in "Net sales," with the corresponding shipping and handling costs included in "Cost of sales" in the concurrent period as the revenue is recorded. We present taxes collected from customers and remitted to governmental authorities on a net basis in our Consolidated Statements of Income. See Note 4, Revenue, for more information.

Planned Major Maintenance Costs

The Company accounts for its planned major maintenance activities in accordance with ASC 360, *Property, Plant, and Equipment*, using the deferral method. All maintenance costs incurred during the year are expensed in the year in which the maintenance activity occurs.

Share-Based Compensation

We recognize compensation expense for awards granted under the PCA long-term equity incentive plans based on the fair value on the grant date. We recognize the cost of the equity awards expected to vest over the period the awards vest and for performance units, compensation expense is recognized regardless of whether the market conditions of the respective performance unit are satisfied. See Note 15, Share-Based Compensation, for more information.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with original maturities of three months or less at the date of purchase. Cash equivalents are stated at cost, which approximates market. Cash and cash equivalents totaled $529.0 million and $685.0 million at December 31, 2025 and 2024, respectively, which included cash equivalents of $487.0 million and $614.7 million, respectively. At December 31, 2025, we had no cash held by operations outside the United States, and at December 31, 2024, such amounts were insignificant.

Marketable Debt Securities

A majority of the Company's marketable debt securities have been classified and accounted for as available-for-sale (AFS) marketable debt securities in accordance with ASU 2016-13, *Financial Instruments – Credit Losses* (Topic 326). The Company reports its marketable debt securities at fair value, and they are classified as short-term or long-term based on each security's underlying contractual maturity date.

The Company's marketable debt securities are analyzed at the individual debt security level. Changes in the fair value of the debt security have the potential to impact accumulated other comprehensive income (loss) (AOCI), the Company's earnings, or both.

The Company regularly reviews its investment portfolio to determine if any debt security is impaired. A decline in the fair value of the debt security below its amortized cost results in an impairment of the debt security. If there is an intent to sell the debt security, or if it is more likely than not that the debt security will be sold prior to recovering the amortized cost basis, the Company recognizes the impairment as a realized loss in earnings by writing down the debt security's amortized cost basis.

Additional analysis is required if there is not an intent to sell the debt security, or if a recovery of the amortized cost basis is expected to be made prior to the sale of the security. If any portion of the impairment is the result of a credit loss, the Company recognizes this portion in earnings through an allowance for credit losses, with the remainder recognized as unrealized loss in AOCI. Subsequent improvements in credit losses are recognized as a reduction in the allowance. Any impairment not attributed to credit loss is recognized as an unrealized loss in AOCI in its entirety.

The Company considers several factors when determining if a portion of an impairment is the result of a credit loss including, but not limited to, adverse conditions related to the financial health and future outlook of the issuer; the credit quality of the issuer, as reported by credit rating agencies; trends present in the issuer's industry in which it operates; and general market conditions.

For the years ended December 31, 2025 and 2024, we do not consider any of the impairments related to our marketable debt securities to be the result of credit losses. See Note 12, Cash, Cash Equivalents, and Marketable Debt Securities, for more information.

Trade Accounts Receivable, Allowances, and Customer Deductions

Trade accounts receivable are recorded at amortized cost and represent a contractual right to receive payment from a customer. The Company's trade accounts receivable are short-term receivables, with most requiring payment within 30 to 60 days, and represent the primary class of financing receivables utilized by the Company.

The Company has entered into a number of customer-based supply chain financing programs to accelerate the receipt of payments for outstanding accounts receivable from certain customers. Receivables transferred under these programs meet the requirements to be accounted for as sales in accordance with guidance under Financial Accounting Standards Board ("FASB") ASC 860, *Transfers and Servicing*. The receivables are sold without recourse and are reflected as a reduction of accounts receivable on the Consolidated Balance Sheets at the time of sale. The corresponding proceeds are reflected in cash flows from operating activities within the Consolidated Statements of Cash Flows. Receivables involved with these programs constituted about 2% of our 2025 and 2024 net sales, respectively.

In accordance with ASU 2016-13, *Financial Instruments – Credit Losses* (Topic 326), the Company established an allowance for credit losses, which is a valuation account that estimates the expected credit loss over the lifetime of the asset and is deducted from, or added to, the amortized cost basis of the trade accounts receivable. The allowance for credit losses is based upon a combination of factors such as historical collection experience, aged receivables, current economic conditions, and reasonable and supportable forecasts on future economic conditions. Expected recoveries of amounts previously written off, not to exceed the aggregate of the amount previously written off, are also considered when determining the necessary allowance at the balance sheet date. When determining the allowance for credit losses, management also considers specific customer accounts that may be considered higher risk or uncollectible due to customer industry trends, bankruptcy filings, or substantial downgrades of credit scores.

Current period estimates for the allowance for credit losses are compared against the allowance previously recorded, and all required adjustments are reported as credit loss expense (for expected losses or write offs) or a reversal of credit loss expense (for expected recoveries) in net income. Outstanding trade accounts receivable balances are written off when deemed uncollectible after undergoing reasonable collection efforts. At December 31, 2025 and 2024, the allowance for credit losses was $5.5 million and $9.8 million, respectively.

The customer deductions reserve represents the estimated amount required for customer returns, allowances, and earned discounts. Based on the Company's experience, customer returns, allowances, and earned discounts have averaged approximately 1% of gross selling price. Accordingly, PCA reserves 1% of its open customer accounts receivable balance for these items. The reserves for customer deductions of $11.5 million and $10.8 million at December 31, 2025 and 2024, respectively, are also included as a reduction of the accounts receivable balance.

Derivative Instruments and Hedging Activities

PCA is exposed to the impact of commodity price changes, interest rate changes, and changes in the market value of its financial instruments. To manage these risks, we may, from time to time, enter into transactions, including certain physical commodity transactions, that are determined to be derivatives. We do not enter into derivative arrangements for trading or speculative purposes.

The Company records its derivatives, if any, in accordance with ASC 815, *Derivatives and Hedging*. The guidance requires the Company to recognize derivative instruments as either assets or liabilities on the balance sheet at fair value. The accounting for changes in the fair value of a derivative depends on the intended use and designation of the derivative instrument. For a derivative designated as a fair value hedge, the gain or loss on the derivative is recognized in earnings in the period of change at fair value together with the offsetting gain or loss on the hedged item. For a derivative instrument designated as a cash flow hedge, the effective portion of the derivative's gain or loss is initially reported as a component of AOCI and is subsequently recognized in earnings when the hedged exposure affects earnings. The ineffective portion of the gain or loss is recognized in earnings.

For the years ended December 31, 2025 and 2024, PCA has entered into master supply contracts, or physical commodity contracts, with suppliers and distributors of natural gas for several of its manufacturing locations. These physical commodity contracts meet the criteria of derivatives under ASC 815 but qualify for the normal purchase normal sales ("NPNS") scope exception, which we have elected. As such, PCA is not required to apply derivative accounting treatment as required in ASC 815 to these physical commodity transactions.

Fair Value Measurements

PCA measures the fair value of its financial instruments and marketable debt securities in accordance with ASC 820, *Fair Value Measurements and Disclosures*. The guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. It is determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, ASC 820 establishes the following hierarchy that prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Assets that are measured at fair value using the net asset value (NAV) per share as a practical expedient are not categorized within the fair value hierarchy.

Financial instruments and marketable debt securities measured at fair value on a recurring basis include the fair values of our AFS marketable debt securities and our pension and postretirement benefit assets and liabilities. The valuation techniques used to measure the fair value of the Company's marketable debt securities and pension and postretirement benefit assets and liabilities, which generally have counterparties with high credit ratings, are based on quoted market prices or model-driven valuations using significant inputs derived from or corroborated by observable market data. See Note 12, Cash, Cash Equivalents, and Marketable Debt Securities, and Note 13, Employee Benefit Plans and Other Postretirement Benefits, for more information.

Other assets and liabilities measured and recognized at fair value on a nonrecurring basis include assets acquired and liabilities assumed and our asset retirement obligations. Given the nature of these assets and liabilities, evaluating their fair value from the perspective of a market participant is inherently complex. Assumptions and estimates about future values can be affected by a variety of internal and external factors. Changes in these factors may require us to revise our estimates and could require us to retroactively adjust provisional amounts that we recorded for the fair values of assets acquired and liabilities assumed in connection with business combinations. These adjustments could have a material effect on our financial condition and results of operations. See Note 14, Asset Retirement Obligations, for more information.

Inventory Valuation

We value our raw materials, work in process, and finished goods inventories using lower of cost, as determined by the average cost method, or net realizable value. Supplies and materials, which are used for the repair and maintenance of our machinery and equipment, are valued at the first-in, first-out (FIFO) or average cost methods.

The components of inventories were as follows (dollars in millions):

| | December 31, | |
	2025	2024
Raw materials	$ 416.6	$ 356.6
Work in process	17.5	15.5
Finished goods	241.6	234.0
Supplies and materials	567.5	518.8
Inventories	$1,243.2	$1,124.9

Property, Plant, and Equipment

Property, plant, and equipment are recorded at cost. Cost includes expenditures for major improvements and replacements and the amount of interest cost associated with significant capital additions. Repairs and maintenance costs are expensed as incurred. When property and equipment are retired, sold, or otherwise disposed of, the asset's carrying amount and related accumulated depreciation are removed from the accounts and any gain or loss is included in "Other expense, net" in our Consolidated Statements of Income.

Property, plant, and equipment consisted of the following (dollars in millions):

| | December 31, | |
	2025	2024
Land and land improvements	$ 258.0	$ 203.4
Buildings	1,343.8	1,140.0
Machinery and equipment	8,271.7	7,368.8
Construction in progress	552.8	397.2
Other	217.0	195.8
Property, plant and equipment, at cost	10,643.3	9,305.2
Less accumulated depreciation	(5,658.2)	(5,266.2)
Property, plant, and equipment, net	$ 4,985.1	$ 4,039.0

The amount of interest capitalized from construction in progress was $9.8 million, $10.1 million, and $8.1 million for the years ended December 31, 2025, 2024, and 2023, respectively. At December 31, 2025 and December 31, 2024, purchases of property, plant, and equipment included in accounts payable were $50.4 million and $33.8 million, respectively.

Depreciation is computed on the straight-line basis over the estimated useful lives of the related assets. Assets under finance leases are depreciated on the straight-line method over the term of the lease or the useful life, if shorter. The following lives are used for the various categories of assets:

Buildings and land improvements	5 to 40 years
Machinery and equipment	3 to 25 years
Trucks and automobiles	3 to 20 years
Furniture and fixtures	3 to 25 years
Computers and hardware	3 to 10 years
Leasehold improvements	Period of the lease or useful life, if shorter

The amount of depreciation expense was $600.9 million, $485.3 million, and $475.3 million for the years ended December 31, 2025, 2024, and 2023, respectively. In 2025, we recognized incremental depreciation expense of $49.1 million related to the announced discontinuation of the No. 2 paper machine and kraft pulping facilities at the Wallula, Washington mill and closures of corrugated products facilities. In 2024, and 2023, we recognized incremental depreciation expense of $2.2 million and $14.4 million, respectively, primarily related to Jackson mill conversion-related activities and closures of corrugated products facilities.

Pursuant to the terms of certain industrial and lease revenue bonds, title to certain property, plant, and equipment were transferred to certain municipal development authorities in, respectively, 2009 and 2025, in order to receive certain property tax or sales and use tax abatements. The title of these assets would revert back to PCA upon redemption, retirement or cancellation of the bond in question. The assets are included in the consolidated balance sheets under the caption "Property, plant, and equipment, net," as all risks and rewards remained with the Company. The industrial revenue bonds issued in 2009 matured during 2024, and there were no items outstanding for the year ended December 31, 2024.

Leases

We determine if an arrangement is, or contains, a lease at the inception date based on the presence of identified assets and our right to obtain substantially all of the economic benefit from or to direct the use of such assets. When we determine a lease exists, we record a right-of-use asset and corresponding lease liability on our consolidated balance sheets. Right-of-use assets represent our right to use an underlying asset for the lease term. Lease liabilities represent our obligation to make lease payments arising from the lease. Right-of-use assets are recognized at commencement date at the value of the lease liability and are adjusted for any prepayments, lease incentives received, and initial direct costs incurred. Lease liabilities are recognized at lease commencement date based on the present value of remaining lease payments over the lease term. As the discount rate implicit in the lease is not readily determinable in most of our leases, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. Our lease terms include options to extend or terminate the lease when it is reasonably certain that we will exercise that option.

Operating lease balances are included in Operating lease right-of-use assets with the related liabilities included in Current operating lease obligations and Long-term operating lease obligations. Assets under finance leases are included in Property, plant and equipment, net, with the related liabilities included in Current finance lease obligations and Long-term finance lease obligations.

We do not record lease contracts with a term of 12 months or less on our consolidated balance sheets.

We recognize fixed lease expense for operating leases on a straight-line basis over the lease term. For finance leases, we recognize amortization expense on the right-of-use asset and interest expense on the lease liability over the lease term.

We have lease agreements with non-lease components that relate to lease components (e.g., common area maintenance such as cleaning or landscaping, insurance, etc.). We account for each lease and any non-lease components associated with that lease as a single lease component for all underlying asset classes. Accordingly, all costs associated with a lease contract are accounted for as lease costs.

Long-Lived Asset Impairment

Long-lived assets other than goodwill and other intangibles are reviewed for impairment in accordance with provisions of ASC 360, *Property, Plant and Equipment*. In the event that facts and circumstances indicate that the carrying amount of any long-lived assets may be impaired, an evaluation of recoverability is performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset (or group of assets) is compared to the assets (or group of assets) carrying amount to determine if a write-down to fair value is required.

Goodwill and Intangible Assets

The Company has capitalized certain intangible assets, primarily goodwill, customer relationships, and trademarks and trade names, based on their estimated fair value at the date of acquisition. Amortization is provided for customer relationships on a straight-line basis over periods ranging from ten to 40 years and trademarks and trade names over periods ranging from five to 20 years.

Goodwill, which amounted to $1,372.3 million and $922.4 million as of December 31, 2025 and 2024, respectively, is not amortized but is subject to an annual impairment test in accordance with ASC 350, *Intangibles – Goodwill and Other.* We test goodwill for impairment annually in the fourth quarter or sooner if events or changes in circumstances indicate that the carrying value of the asset may exceed fair value. Additionally, we evaluate the remaining useful lives of our finite-lived purchased intangible assets to determine whether any adjustments to the useful lives are necessary.

The Company concluded that none of the goodwill or intangible assets were impaired during the 2025, 2024, and 2023 annual impairment tests. See Note 9, Goodwill and Intangible Assets, for additional information.

Pension and Postretirement Benefits

Several estimates and assumptions are required to record pension costs and liabilities, including discount rate, return on assets, and longevity and service lives of employees. We review and update these assumptions annually unless a plan curtailment or other event occurs, requiring that we update the estimates on an interim basis. While we believe the assumptions used to measure our pension and postretirement benefit obligations are reasonable, differences in actual experience or changes in assumptions may materially affect our pension and postretirement benefit obligations and future expense. See Note 13, Employee Benefit Plans and Other Postretirement Benefits, for additional information.

For postretirement health care plan accounting, the Company reviews external data and its own historical trends for health care costs to determine the health care cost trend rate assumption.

Environmental Matters

Environmental expenditures that extend the life of the related property or mitigate or prevent future environmental contamination are capitalized. Liabilities are recorded for environmental contingencies when such costs are probable and reasonably estimable. These liabilities are adjusted as further information develops or circumstances change. Environmental expenditures related to existing conditions resulting from past or current operations from which no current or future benefit is discernible are expensed as incurred.

Asset Retirement Obligations

The Company accounts for its retirement obligations related predominantly to landfill closure, wastewater treatment pond dredging, closed-site monitoring costs, and certain leasehold improvements under ASC 410, *Asset Retirement and Environmental Obligations*, which requires recognition of legal obligations associated with the retirement of long-lived assets whether these assets are owned or leased. These legal obligations are recognized at fair value at the time that the obligations are incurred. When we record the liability, we capitalize the cost by increasing the carrying amount of the related long-lived asset, which is amortized to expense over the useful life of the asset. See Note 14, Asset Retirement Obligations, for additional information.

Deferred Debt Issuance Costs

PCA has capitalized certain costs related to obtaining its financing. These costs are amortized to interest expense using the effective interest rate method over the terms of the related financing, which range from three to 30 years. At December 31, 2025 and 2024, deferred debt issuance costs were $25.2 million and $18.0 million, respectively, all of which were recorded in "Long-term debt" on our Consolidated Balance Sheets.

Cutting Rights

We lease the cutting rights to approximately 41,000 acres of timberland. For our cutting rights, we capitalize the annual lease payments and reforestation costs associated with these leases. Costs are recorded as depletion when the timber or fiber is harvested and used in operations or sold to customers. Capitalized long-term lease costs for our cutting rights, primarily recorded in "Other long-term assets" on our Consolidated Balance Sheets, were $21.5 million and $23.1 million as of December 31, 2025 and 2024, respectively. The amount of depletion expense was $2.0 million, $1.9 million, and $2.5 million for the years ended December 31, 2025, 2024, and 2023, respectively.

Deferred Software Costs

PCA capitalizes costs related to the purchase and development of software, which is used in its business operations. The costs attributable to these software systems are amortized over their estimated useful lives based on various factors such as the effects of obsolescence, technology, and other economic factors. Net capitalized software costs recorded in "Other long-term assets" on our Consolidated Balance Sheets were $0.6 million and $1.0 million for the years ended December 31, 2025 and 2024, respectively. Software amortization expense was $0.3 million, $0.6 million, and $1.4 million for the years ended December 31, 2025, 2024, and 2023, respectively.

The Company accounts for costs incurred to implement a cloud computing arrangement that is a service contract under ASU 2018-15, *Intangibles – Goodwill and Other – Internal Use Software* (Subtopic 350-40)*: Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract.* This ASU includes guidance on capitalizing costs associated with developing or obtaining internal-use software. For the years ended December 31, 2025 and 2024, we did not have any capitalized costs associated with cloud computing arrangements.

Income Taxes

PCA utilizes the liability method of accounting for income taxes whereby it recognizes deferred tax assets and liabilities for the future tax consequences of temporary differences between the tax basis of assets and liabilities and the reported amounts in the financial statements. Deferred tax assets will be reduced by a valuation allowance if, based upon management's estimates, it is more likely than not that a portion of the deferred tax assets will not be realized in a future period. The estimates utilized in the recognition of deferred tax assets are subject to revision in future periods based on new facts or circumstances. PCA's practice is to recognize interest and penalties related to unrecognized tax benefits in income tax expense.

Trade Agreements

PCA regularly trades containerboard with other manufacturers primarily to reduce shipping costs. These agreements are entered into with other producers on an annual basis, pursuant to which both parties agree to ship an identical number of tons of containerboard to each other within the agreement period. These agreements lower transportation costs by allowing each party's containerboard mills to ship containerboard to the other party's closer corrugated products plant. PCA tracks each shipment to ensure that the other party's shipments to PCA match PCA's shipments to the other party during the agreement period. Such transfers are possible because certain grades of containerboard are commodity products with no distinguishing product characteristics. These transactions are accounted for at carrying value, and revenue is not recorded as the transactions do not represent the culmination of an earnings process. The transactions are recorded into inventory accounts, and no sale or income is recorded until such inventory is converted to a finished product and sold to an end-use customer.

Business Combinations

The Company accounts for acquisitions under ASC 805, *Business Combinations*, ASU 2021-08, *Business Combinations* (Topic 805): *Accounting for Contract Assets and Contract Liabilities from Contracts with Customers*, and ASU 2017-01 (Topic 805): *Clarifying the Definition of a Business*. ASU 2021-08 requires contract assets and contract liabilities acquired in a business combination to be recognized and measured by the acquirer on the acquisition date in accordance with ASC 606, *Revenue from Contracts with Customers*. ASU 2017-01 provides additional guidance to assist entities with evaluating whether transfers of assets and activities should be accounted for as acquisitions of assets or businesses. Goodwill as of the acquisition date is measured as the excess of consideration transferred over the net of the acquisition date fair values of the assets acquired and liabilities assumed. During the measurement period, which may be up to one year from the acquisition date, the Company records adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated financial statements.

Recently Adopted Accounting Standards

Effective January 1, 2025, we adopted ASU 2023-09, *Income Taxes* (Topic 740): *Improvement to the Income Tax Disclosures*. This ASU provides for more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. The new guidance was applied retrospectively in this Annual Report on Form 10-K and did not have a significant impact on the Company's related disclosure as reflected in Note 8, Income Taxes.

New Accounting Standards Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03 *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures* (Subtopic 220-40): *Disaggregation of Income Statement Expenses.* This ASU is intended to enhance transparency into the nature and function of expenses. The amendments require that on an annual and interim basis, entities disclose disaggregated operating expense information about specific categories, including purchases of inventory, employee compensation, depreciation, amortization, and depletion. The update is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027 on a prospective basis or with the option for retrospective application. Early adoption is permitted. The Company is currently assessing the impact of the disclosure requirements on its consolidated financial statements.

3. **Leases**

We group our leases into two primary lease types, real estate and equipment, and into various asset classes within each type. Real estate leases primarily include manufacturing locations, office space, warehouses, and design centers, while equipment leases primarily include manufacturing equipment.

Leases with an initial term of 12 months or less and certain month-to-month leases are not recorded on the balance sheet. The lease expense for these types of leases is recognized on a straight-line basis over the lease term.

To determine the lease term, we include the non-cancellable period of the lease together with the following: all periods covered by an option to extend the lease if we are reasonably certain to exercise that option; any periods covered by an option to terminate the lease if we are reasonably certain not to exercise that option; and any periods covered by an option to extend or not to terminate the lease that are controlled by the lessor. The exercising of lease renewal options is based on whether future economic benefit is expected to be derived from the renewal. Most of our real estate leases contain at least one renewal option. Renewal options generally range from 3 to 5 years. Although equipment leases may also contain renewal options, we typically do not expect to extend and/or exercise these renewal options unless a compelling business reason is provided to management.

Our leases may contain fixed and variable costs. Fixed costs determine the right-of-use asset. Variable costs are those costs which will vary month to month and are excluded from the calculation of the right-of-use asset. Variable lease costs are recorded to lease expense in the period in which they are incurred.

Our leases do not provide an implicit borrowing rate of return. Therefore, we use our incremental borrowing rate to calculate the present value of lease payments at inception of the lease or when a lease is modified.

Supplemental balance sheet information related to our operating leases was as follows (dollars in millions):

| | Year Ended December 31, | |
	2025	2024
Operating lease right-of-use assets	$376.0	$276.9
Current portion of operating lease obligations	$ 99.8	$ 80.5
Long-term portion of operating lease obligations	290.6	208.0
Total operating lease obligations	$390.4	$288.5

Supplemental balance sheet information related to our finance leases was as follows (dollars in millions):

| | Year Ended December 31, | |
	2025	2024
Buildings	$ 0.3	$ 0.3
Machinery and equipment	29.2	28.5
Total	29.5	28.8
Less accumulated amortization	(26.1)	(25.0)
Total	$ 3.4	$ 3.8
Current portion of finance lease obligations	$ 2.3	$ 2.1
Long-term portion of finance lease obligations	4.9	6.7
Total finance lease obligations	$ 7.2	$ 8.8

The Company was obligated under finance leases covering buildings and machinery and equipment in the amount of $7.2 million and $8.8 million at December 31, 2025 and 2024, respectively. Amortization of assets under finance lease obligations is included in depreciation expense.

For both operating and finance leases, the weighted average remaining lease term in years and weighted average discount rates were as follows:

	Year Ended December 31,	
	2025	2024
Weighted-average remaining lease term (years):		
Operating leases	5.5	5.1
Finance leases	2.8	3.8
Weighted-average discount rate:		
Operating leases	4.68%	4.28%
Finance leases	6.53%	6.66%

The components of lease expense were as follows (dollars in millions):

	Year Ended December 31,		
	2025	2024	2023
Finance lease cost:			
Amortization of finance lease assets	$ 1.1	$ 1.0	$ 1.4
Interest on lease liabilities	0.5	0.7	0.8
Total finance lease cost	1.6	1.7	2.2
Operating lease cost	104.0	92.4	87.7
Short-term lease cost	27.3	25.7	24.6
Variable lease cost	26.5	22.5	21.7
Total lease cost	$159.4	$142.3	$136.2

We had an insignificant amount of sublease rental income for the years ended December 31, 2025, 2024, and 2023.

Supplemental cash flow information related to leases was as follows (dollars in millions):

	Year Ended December 31,		
	2025	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows for operating leases	$ (91.8)	$(84.3)	$(77.6)
Operating cash flows for finance leases	(1.1)	(1.0)	(1.4)
Financing cash flows for finance leases	(0.5)	(0.7)	(0.8)
Right-of-use assets obtained in exchange for new lease obligations:			
Operating leases (a)	$(129.7)	$(33.6)	$(58.9)
Finance leases	(0.6)	—	—
Supplemental non-cash information on changes in lease liabilities	$ 63.6	$ 45.5	$ 1.3
Supplemental non-cash information on changes in right-of-use assets	$ 29.8	$ 37.3	$ 77.6

(a) Includes $72.1 million of new operating lease obligations related to the Greif Acquisition.

The future minimum payments under operating and finance lease liabilities at December 31, 2025 were as follows (dollars in millions):

	Operating Leases	Finance Leases
2026	$115.4	$ 3.0
2027	94.9	2.9
2028	67.1	2.0
2029	46.2	—
2030	34.4	—
Thereafter	87.7	—
Total lease payments	445.6	7.9
Less imputed interest (b)	(55.2)	(0.7)
Present value of lease liabilities	$390.4	$ 7.2

(b) Calculated using the incremental borrowing rate for each lease applied to the future payments.

4. Revenue

Revenue Recognition

Revenue is recognized when control of the promised goods or services is transferred to customers in an amount that reflects the consideration expected to be received in exchange for those goods or services. Sales, value added, and other taxes collected concurrently with revenue-producing activities are excluded from revenue.

The following table presents our revenues disaggregated by product line (dollars in millions):

	Year Ended December 31,		
	2025	2024	2023
Packaging	$8,293.9	$7,690.9	$7,135.6
Paper	615.4	624.7	595.4
Corporate and Other	80.0	67.7	71.4
Total revenue	$8,989.3	$8,383.3	$7,802.4

Packaging Revenue

Our containerboard mills produce linerboard and corrugating medium which are papers primarily used in the production of corrugated products. The majority of our containerboard production is used internally by our corrugated products manufacturing facilities. The remaining containerboard is sold to outside domestic and export customers. Our corrugated products manufacturing plants produce a wide variety of corrugated packaging products and retail merchandise displays. We sell corrugated products to national, regional and local accounts, which are broadly diversified across industries and geographic locations.

The Company recognizes revenue for its packaging products when performance obligations under the terms of a contract with a customer are satisfied. This occurs with the transfer of control of our products at a specific point in time. Based on our express terms and conditions of the sale of products to our customers, as well as terms included in contractual arrangements with our customers, we do not have an enforceable right of payment that includes a reasonable profit throughout the duration of the contract for products that do not have an alternative use. Revenue is recognized when the product is shipped from the mill or from our manufacturing facility to our customer. Certain customers may receive volume-based incentives, which are accounted for as variable consideration. We estimate these amounts based on the expected amount to be provided to customers and reduce revenue recognized.

Certain customers receive a portion of their packaging products as consigned inventory with billing triggered once the customer uses or consumes the designated product. Prior to invoicing, these amounts are handled as unbilled receivables. Total unbilled receivables, which are immaterial in amount, are included in the accounts receivable financial statement caption.

Paper Revenue

We manufacture and sell a range of communication-based papers. Communication papers consist of cut-size office papers and printing and converting papers.

The Company recognizes revenue for its paper products when performance obligations under the terms of a contract with a customer are satisfied. This occurs with the transfer of control of our products at a specific point in time. Revenue is recognized when the product is shipped from the mill or from our manufacturing facility or distribution center to our customer. Certain customers may receive volume-based incentives, which are accounted for as variable consideration. We estimate these amounts based on the expected amount to be provided to customers and reduce revenue recognized.

Corporate and Other Revenue

Revenue in this segment primarily relates to Louisiana Timber Procurement Company, L.L.C. (LTP), a variable-interest entity that is 50% owned by PCA and 50% owned by Boise Cascade Company (Boise Cascade). PCA is the primary beneficiary of LTP and has the power to direct the activities that most significantly affect the economic performance of LTP. Therefore, we consolidate 100% of LTP in our financial statements. See Note 18, Transactions With Related Parties, for more information related to LTP.

The Company recognizes revenue within this segment when performance obligations under the terms of a contract with a customer are satisfied. This occurs with the transfer of control of our products at a specific point in time.

Practical Expedients and Exemption

Shipping and handling fees billed to a customer are recorded on a gross basis in "Net sales" with the corresponding shipping and handling costs included in "Cost of sales" in the concurrent period as the revenue is recorded. We expense sales commissions when incurred because the amortization period is one year or less. Sales commissions are recorded in "Selling, general, and administrative expenses".

We do not disclose the value of unsatisfied performance obligations for contracts with an original expected duration of one year or less.

5. Acquisitions

Greif Acquisition

On September 2, 2025, we completed the Greif Acquisition for $1.8 billion in cash. For tax purposes, the acquisition of Greif's containerboard business was primarily structured as an asset acquisition. The Greif containerboard business includes two containerboard mills with approximately 800,000 tons of production capacity and eight sheet feeder and corrugated plants located across the United States. Greif's financial results are included in the Packaging segment from the date of acquisition. The following table summarizes the purchase consideration for the Greif Acquisition (in millions):

	Amount
Cash paid for Greif Acquisition	$1,804.7
Net working capital adjustment (receivable at December 31, 2025)	(3.9)
Settlement of pre-existing relationships	(0.3)
Total purchase consideration	$1,800.5

For the year ended December 31, 2025, the Company incurred $13.3 million of charges for acquisition and integration costs related to the Greif Acquisition, which were recorded in "Other expense, net" in the Consolidated Statements of Income.

The Company accounted for the Greif Acquisition using the acquisition method of accounting in accordance with ASC 805, *Business Combinations*. Because the acquisition closed near the end of the quarter ended September 30, 2025, the purchase price allocation reflected in our September 30, 2025 financial statements consisted of provisional amounts. Measurement period adjustments were recorded during the three months ended December 31, 2025 as additional information became available. The following table summarizes the allocation of the purchase price to the assets acquired and the liabilities assumed, based on our current estimates of the fair value at the date of acquisition (dollars in millions):

	9/30/25 Allocation	Adjustments	Revised Allocation
Current Assets:			
Cash	$ 0.1	$ —	$ 0.1
Accounts receivable	97.6	—	97.6
Inventories	124.2	(1.4)	122.8
Prepaid expenses and other current assets	1.4	—	1.4
Total current assets	223.3	(1.4)	221.9
Property, plant, and equipment (a)	868.7	(107.1)	761.6
Operating lease right-of-use assets	57.0	15.1	72.1
Intangible assets (b):			
Customer relationships	460.0	(40.0)	420.0
Trademarks	70.0	(30.0)	40.0
Goodwill (c)	277.4	172.5	449.9
Assets acquired	1,956.4	9.1	1,965.5
Accounts payable	70.1	(3.0)	67.1
Accrued liabilities	21.4	0.6	22.0
Current operating lease obligations	7.6	4.3	11.9
Long-term operating lease obligations	49.3	10.9	60.2
Long-term finance lease obligations	0.4	0.2	0.6
Other long-term liabilities	3.2	—	3.2
Liabilities assumed	152.0	13.0	165.0
Net assets acquired	$1,804.4	$ (3.9)	$1,800.5

(a) Property, plant and equipment are being depreciated on a straight-line basis over their preliminary estimated useful lives ranging from one to 40 years.

(b) We are amortizing intangible assets on a straight-line basis for customer relationships and trademarks over our preliminary estimates of their useful lives of 15 years and five years, respectively, in the Packaging segment.

(c) Goodwill is calculated as the excess of the purchase price over the fair value of the net assets acquired. Goodwill generated from the acquisition is primarily attributable to expected synergies and the assembled workforce. Goodwill recognized in the transaction is deductible for tax purposes.

The purchase price allocation remains preliminary and is subject to the finalization of various valuations and assessments, including working capital adjustments. These may affect the consideration paid and may materially impact the valuations and subsequent assessments. We expect to finalize the valuation within the 12-month period following the acquisition date.

Pro Forma Financial Information

Pro forma results of Greif Acquisition have not been presented as the results were not considered significant to our consolidated financial statements for all periods presented and would not have been significant had the acquisition occurred at the beginning of the year ended December 31, 2024.

6. Earnings Per Share

The following table sets forth the computation of basic and diluted income per common share for the periods presented (dollars and shares in millions, except per share data).

	Year Ended December 31,		
	2025	**2024**	**2023**
Numerator:			
Net income	$774.1	$805.1	$765.2
Less: Distributed and undistributed earnings allocated to participating securities	(5.2)	(5.6)	(6.2)
Net income attributable to common shareholders	$768.9	$799.5	$759.0
Denominator:			
Weighted average basic common shares outstanding	89.3	89.1	89.1
Effect of dilutive securities	0.3	0.4	0.4
Diluted common shares outstanding	89.6	89.5	89.5
Basic income per common share	$ 8.61	$ 8.97	$ 8.52
Diluted income per common share	$ 8.58	$ 8.93	$ 8.48

7. Other Expense, Net

The components of other income (expense), net, were as follows (dollars in millions):

	Year Ended December 31,		
	2025	**2024**	**2023**
Asset disposals and write-offs	$ (40.8)	$(39.7)	$(31.7)
Facilities closure and other income (costs) (a)	19.4	(1.0)	(7.9)
DeRidder and other litigation (b)	(3.5)	(95.2)	—
DeRidder and other litigation insurance recoveries (b)	3.5	95.2	—
Wallula mill restructuring (c)	(87.0)	—	—
Acquisition and integration-related costs (d)	(13.3)	—	—
Jackson mill conversion-related activities (e)	—	(7.6)	(1.8)
Other	(26.7)	(23.2)	(1.5)
Total	$(148.4)	$(71.5)	$(42.9)

(a) For 2025, includes income consisting of gains on sales of closed corrugated products facilities and a gain on an asset disposal related to a closed corrugated products facility, partially offset by charges related to the closure of certain corrugated products facilities. For 2024, includes charges consisting of closure costs related to corrugated products facilities, partially offset by income primarily related to a favorable lease buyout for a closed corrugated products facility. For 2023, includes charges consisting of closure costs related to corrugated products facilities and design centers, partially offset by a gain on sale of a corrugated products facility.

(b) For 2025, includes charges and income related to fully insured settlement amounts, and for 2024, includes charges and income related to the DeRidder mill lawsuit for compensatory damages plus interest. For more information, see Note 20, Commitments, Guarantees, Indemnifications, and Legal Proceedings.

(c) Includes charges related to the announced discontinuation of the No. 2 machine and kraft pulping facilities at the Wallula, Washington containerboard mill.

(d) Includes charges for acquisition and integration costs related to the September 2025 Greif Acquisition.

(e) Includes charges related to the announced discontinuation of production of uncoated freesheet paper grades on the No. 3 machine at the Jackson, Alabama mill in the first quarter of 2021 associated with the permanent conversion of the machine to produce linerboard and other paper-to-containerboard conversion related activities.

8. Income Taxes

The following is an analysis of the components of the consolidated income tax provision (dollars in millions):

	Year Ended December 31,		
	2025	**2024**	**2023**
Income before income tax expense -			
U.S.	$1,027.8	$1,064.4	$1,014.1
Total	1,027.8	1,064.4	1,014.1
Current income tax provision -			
U.S. federal	113.0	218.9	199.4
State and local	43.4	44.6	44.3
Total current provision for taxes	156.4	263.5	243.7
Deferred income tax provision (benefit) -			
U.S. federal	91.4	(5.5)	3.6
State and local	5.9	1.3	1.6
Total deferred provision (benefit) for taxes	97.3	(4.2)	5.2
Total income tax provision -			
U.S. federal	204.4	213.4	203.0
State and local	49.3	45.9	45.9
Total provision for income taxes	$ 253.7	$ 259.3	$ 248.9

The effective tax rate varies from the U.S. federal statutory tax rate principally due to the following (dollars in millions):

	Year Ended December 31, 2025		Year Ended December 31, 2024		Year Ended December 31, 2023	
	Amount	**Percentage**	**Amount**	**Percentage**	**Amount**	**Percentage**
Provision computed at U.S. federal statutory tax rate of 21%	$215.8	21.0%	$223.5	21.0%	$213.0	21.0%
Domestic state and local income taxes, net of federal effect (a)	39.0	3.8%	36.3	3.4%	36.3	3.6%
Foreign tax effects	—	—%	—	—%	—	—%
Effect of changes in tax laws or rates enacted in current period	—	—%	—	—%	—	—%
Effect of cross-border tax laws	(0.3)	—%	(0.7)	(0.1)%	(0.8)	(0.1)%
Tax Credits	(3.5)	(0.3)%	(4.5)	(0.4)%	(3.5)	(0.3)%
Changes in valuation allowance	0.1	—%	—	—%	(0.1)	—%
Nontaxable and nondeductible items	6.0	0.6%	4.4	0.4%	5.2	0.5%
Changes in unrecognized tax benefits	(0.3)	—%	1.0	0.1%	0.7	0.1%
Other Adjustments	(3.1)	(0.4)%	(0.7)	—%	(1.9)	(0.3)%
Total	$253.7	24.7%	$259.3	24.4%	$248.9	24.5%

(a) State and local income taxes in California, Florida, Illinois, Michigan, Minnesota, and Pennsylvania made up the majority (greater than 50 percent) of the tax effect in this category.

The following details the scheduled expiration dates of our tax effected net operating loss (NOL) and other tax carryforwards at December 31, 2025 (dollars in millions):

	2026 Through 2035	2036 Through 2045	Indefinite	Total
U.S. federal NOLs	$8.7	$ —	$ —	$8.7
State taxing jurisdiction NOLs	0.2	0.2	—	0.4
U.S. federal and non-U.S. capital loss carryforwards	0.3	—	—	0.3
U.S. federal tax credit carryforwards	0.1	—	—	0.1
Total	$9.3	$0.2	$ —	$9.5

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes. Deferred income tax assets and liabilities at December 31 are summarized as follows (dollars in millions):

	December 31,	
	2025	2024
Deferred tax assets:		
Lease obligations	$ 97.3	$ 71.9
Employee benefits and compensation	54.0	53.3
Accrued liabilities	15.9	31.6
Inventories	11.5	8.8
Restricted stock and performance units	10.8	10.4
Net operating loss carryforwards	9.1	12.6
Capital loss and general business credit carryforwards	0.4	0.4
Derivatives	0.1	0.1
Pension and postretirement benefits	0.3	—
Gross deferred tax assets	199.4	189.1
Valuation allowance (b)	(0.3)	(0.3)
Net deferred tax assets	$ 199.1	$ 188.8
Deferred tax liabilities:		
Property, plant and equipment	$(683.2)	$(598.8)
Right-of-use assets	(93.6)	(68.9)
Goodwill and intangible assets	(82.4)	(81.8)
Pension and postretirement benefits	—	(1.2)
Total deferred tax liabilities	$(859.2)	$(750.7)
Net deferred tax liabilities	$(660.1)	$(561.9)

(b) Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion of the deferred tax assets will not be realized. Both the 2025 and 2024 valuation allowances relate to capital losses. We do not expect to generate capital gains before the capital losses expire. If or when recognized, the tax benefits relating to the reversal of any or all of the valuation allowance would be recognized as a benefit to income tax expense.

Cash payments for federal, state, and foreign income taxes for the years ended are summarized as follows (dollars in millions):

	2025	2024	2023
U.S. federal	$126.6	$223.0	$171.0
U.S. state and local (c)	47.8	46.4	41.3
Total	$174.4	$269.4	$212.3

(c) State and local income tax payments to California, Florida, Illinois, Michigan, Minnesota, and Pennsylvania made up the majority (greater than 50 percent) of the tax payments in this category.

The following table summarizes the changes related to PCA's gross unrecognized tax benefits excluding interest and penalties (dollars in millions):

	2025	2024	2023
Balance as of January 1	$(3.2)	$(2.4)	$(1.7)
Increases related to prior years' tax positions	—	(0.1)	(0.4)
Increases related to current year tax positions	(0.6)	(0.9)	(0.7)
Decreases related to prior years' tax positions	0.4	—	—
Settlements with taxing authorities	—	—	—
Expiration of the statute of limitations	0.5	0.2	0.4
Balance at December 31	$(2.9)	$(3.2)	$(2.4)

At December 31, 2025, PCA had recorded a $2.9 million gross reserve for unrecognized tax benefits, excluding interest and penalties. Of the total, $2.9 million (net of the federal benefit for state taxes) would impact the effective tax rate if recognized.

PCA recognizes interest accrued related to unrecognized tax benefits and penalties as income tax expense. For the years ended December 31, 2025 and 2024, we had $0.3 million and $0.2 million of interest and penalties recorded for unrecognized tax benefits, respectively.

PCA is subject to income taxation in the United States, various state and local jurisdictions, and Hong Kong. The tax years 2022-2025 remain open to federal examination. The tax years 2021-2025 remain open to state examinations. Some foreign tax jurisdictions are open to examination for the 2019 tax year forward. Through the Boise acquisition, PCA recorded net operating losses and credit carryforwards from 2008 through 2011 and 2013 that are subject to examinations and adjustments for at least three years following the year in which utilized.

On July 4, 2025, the President signed into law H.R.1, the One Big Beautiful Bill Act ("OBBBA"). The OBBBA includes significant tax law changes such as providing for the full expensing of certain depreciable property as well as full expensing of domestic research and development expenditures. The provisions of the OBBBA have various effective dates, with certain provisions effective in 2025 and others through 2027. In accordance with ASC 740, we have recognized the effects of the OBBBA in the period of enactment. The provisions of the OBBBA did not have a material impact on our income tax expense or effective tax rate. However, the provisions of the OBBBA did reduce our 2025 cash tax payments.

9.   Goodwill and Intangible Assets

Goodwill

Goodwill represents the excess of the cost of an acquired business over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed in a business combination. At December 31, 2025 and 2024, we had $1,372.3 million and $922.4 million of goodwill recorded in our Packaging segment, respectively, which represents the entire goodwill balance reported on our Consolidated Balance Sheets. We did not recognize any adjustments to goodwill during the year ended December 31, 2024.

Changes in the carrying amount of our goodwill are as follows (dollars in millions):

	Goodwill
Balance at January 1, 2024	$ 922.4
Balance at December 31, 2024	922.4
Acquisitions (a)	449.9
Balance at December 31, 2025	$1,372.3

(a) In connection with the September 2025 Greif Acquisition, the Company recorded $449.9 million of goodwill in the Packaging segment. See Note 5, Acquisitions, for more information on the September 2025 Greif Acquisition.

Intangible Assets

Intangible assets are primarily comprised of customer relationships and trademarks and trade names. The weighted average useful life, gross carrying amount, and accumulated amortization of our intangible assets were as follows (dollars in millions):

	As of December 31, 2025			As of December 31, 2024		
	Weighted Average Remaining Useful Life (in Years)	Gross Carrying Amount	Accumulated Amortization	Weighted Average Remaining Useful Life (in Years)	Gross Carrying Amount	Accumulated Amortization
Customer relationships (b)	12.4	$ 966.0	$407.2	6.6	$546.0	$362.4
Trademarks and trade names (b)	4.8	81.3	37.8	6.0	41.3	33.0
Other	0.9	4.4	4.4	1.9	4.4	4.4
Total intangible assets (excluding goodwill)	11.8	$1,051.7	$449.4	6.6	$591.7	$399.8

(b) In connection with the September 2025 Greif Acquisition, the Company recorded intangible assets of $420.0 million for customer relationships and $40.0 million for trademarks. See Note 5, Acquisitions, for additional information.

Amortization expense was $49.6 million, $37.7 million, and $38.3 million for the years ended December 31, 2025, 2024, and 2023, respectively. Estimated amortization expense of intangible assets over the next five years is expected to approximate $73.5 million (2026), $70.7 million (2027), $63.1 million (2028), $49.0 million (2029) and $46.3 million (2030).

Impairment Testing

We test goodwill for impairment annually in the fourth quarter or sooner if events or changes in circumstances indicate that the carrying value of the asset may exceed fair value. Additionally, when we experience changes to our business or operating environment, we evaluate the remaining useful lives and recoverability of our finite-lived purchased intangible assets to determine whether any adjustments to the useful lives or impairment are necessary. We completed our annual qualitative assessment in the fourth quarter, and there was no indication of goodwill or intangible asset impairment.

10. Accrued Liabilities

The components of accrued liabilities were as follows (dollars in millions):

	December 31, 2025	December 31, 2024
Compensation and benefits	$163.5	$168.5
Medical insurance and workers' compensation	36.1	29.1
Customer rebates and other credits	33.9	33.9
Franchise, property, sales and use taxes	19.8	18.7
Severance, retention, and relocation	9.4	3.4
DeRidder and other litigation (a)	4.5	96.2
Environmental liabilities and asset retirement obligations	2.7	3.2
Other	32.2	9.9
Total	$302.1	$362.9

(a) Amounts included in the Consolidated Balance Sheet for both periods presented relate to fully insured settlement amounts. The previously recorded amounts for DeRidder and other litigation at December 31, 2024 have been paid as of December 31, 2025. For more information, see Note 19, Commitments, Guarantees, Indemnifications, and Legal Proceedings, of the Notes to Consolidated Financial Statements in "Part II, Item 8. Financial Statements and Supplementary Data" of our 2024 Annual Report on Form 10-K.

11. Debt

At December 31, 2025 and 2024, our long-term debt and interest rates on that debt were as follows (dollars in millions):

	December 31, 2025		December 31, 2024	
	Amount	Interest Rate	Amount	Interest Rate
Revolving Credit Facility	$ —	—%	$ —	—%
Three-Year Term Loan, due September 2028	500.0	4.84%	—	—%
Seven-Year Farm Credit Loan, due September 2032	500.0	5.69%	—	—%
3.40% Senior Notes, net of discount of $0.4 million and $0.6 million as of December 31, 2025 and 2024, respectively, due December 2027	499.6	3.40%	499.4	3.40%
3.00% Senior Notes, net of discount of $0.3 million as of both December 31, 2025 and 2024, due December 2029	499.7	3.00%	499.7	3.00%
5.70% Senior Notes, net of discount of $0.3 million as of both December 31, 2025 and 2024, due December 2033	399.7	5.70%	399.7	5.70%
5.20% Senior Notes, net of discount of $0.1 million as of December 31, 2025, due August 2035	499.9	5.20%	—	—%
4.05% Senior Notes, net of discount of $3.1 million and $3.2 million as of December 31, 2025 and 2024, respectively, due December 2049	396.9	4.05%	396.8	4.05%
3.05% Senior Notes, net of discount of $3.3 million and $3.4 million as of December 31, 2025 and 2024, respectively, due October 2051	696.7	3.05%	696.6	3.05%
Total	3,992.5	4.28%	2,492.2	3.69%
Less unamortized debt issuance costs	25.2		18.0	
Total long-term debt	$3,967.3	4.28%	$2,474.2	3.69%

On August 11, 2025, the Company issued $500 million of 5.20% senior notes due 2035 through a registered public offering. The net proceeds from this transaction were used to finance the Greif Acquisition. The

$4.9 million of debt issuance costs associated with the new notes will be amortized to interest expense using the effective interest method over the term of the notes.

On September 15, 2024, the Company used the net proceeds from the November 2023 issuance of the $400.0 million of 5.70% senior notes due 2033, together with a portion of cash on hand, to repay its outstanding 3.65% senior notes due 2024 at maturity. The repayment of these notes was $407.3 million, which included principal and accrued interest.

Credit Agreements

On July 31, 2025, the Company entered into two Credit Agreements (the first credit agreement being the "Commercial Credit Agreement" and the second credit agreement being the "Farm Credit Agreement," collectively, the "Credit Agreements"). The Commercial Credit Agreement includes (i) a $500.0 million three-year unsecured term loan facility and (ii) a $600.0 million unsecured revolving credit facility. The Farm Credit Agreement includes a $500.0 million seven-year unsecured term loan facility. The proceeds of the term loan facilities under the Credit Agreements were fully drawn upon on September 2, 2025 to finance the Greif Acquisition.

Loans under the Commercial Credit Agreement bear interest at the secured overnight financing rate (SOFR) or the base rate plus a margin, which, under the Commercial Credit Agreement, is determined based upon: (i) in the case of the revolving credit facility, our leverage ratio or debt rating, and (ii) in the case of the term loan facility, our debt rating. Loans under the Farm Credit Agreement bear interest at SOFR or the base rate plus a margin, which is determined based upon our debt rating.

PCA may prepay loans under the Credit Agreements at any time without premium or penalty.

The Commercial Credit Agreement replaces our old Credit Agreement, dated June 8, 2021 and amended on April 27, 2023 (the "Old Credit Agreement"), which was terminated. Revolving loans under the Commercial Credit Agreement have a five-year term and are available for borrowings for working capital and general corporate purposes. Except for approximately $27.5 million of letters of credit, (i) no borrowings were outstanding under the Old Credit Agreement and (ii) no borrowings are outstanding under the revolving credit facility included in the Commercial Credit Agreement.

Borrowings under the Credit Agreements are guaranteed by PCA's material subsidiaries.

Borrowings

As of December 31, 2025, the details of our borrowings were as follows:

- *Credit Agreements*. On July 31, 2025, the Company entered into the Credit Agreements to finance the Greif Acquisition. The financing consisted of:

  - *Revolving Credit Facility:* A $600.0 million unsecured revolving credit facility included under the Commercial Credit Agreement. Loans through the revolving credit facility bear interest at the term SOFR rate plus an applicable margin based on the public ratings of PCA's senior long-term unsecured debt or PCA's gross leverage ratio. Revolving loans under the Commercial Credit Agreement have a five-year term and are available for borrowings for working capital and general corporate purposes. At December 31, 2025, unused borrowing capacity was $572.5 million, which includes various outstanding letters of credit. The outstanding letters of credit were primarily for workers compensation. We are required to pay commitment fees on the unused portions of the credit facility.

  - *Three-Year Commercial Term Loan:* A new $500.0 million unsecured term loan with variable interest (SOFR or the base rate plus a margin determined upon our debt rating), due September 2028.

- *Seven-Year Farm Credit Loan:* A new $500.0 million unsecured term loan with variable interest (SOFR or the base rate plus a margin determined upon our debt rating), due September 2032.

- *3.40% Senior Notes.* On December 13, 2017, we issued $500.0 million of 3.40% senior notes due December 15, 2027, through a registered public offering.

- *3.00% Senior Notes.* On November 21, 2019, we issued $500.0 million of 3.00% senior notes due December 15, 2029, through a registered public offering.

- *4.05% Senior Notes.* On November 21, 2019, we issued $400.0 million of 4.05% senior notes due December 15, 2049, through a registered public offering.

- *3.05% Senior Notes.* On September 21, 2021, we issued $700.0 million of 3.05% senior notes due October 1, 2051, through a registered public offering.

- *5.70% Senior Notes.* On November 30, 2023, we issued $400.0 million of 5.70% senior notes due December 1, 2033, through a registered public offering.

- *5.20% Senior Notes.* On August 11, 2025, we issued $500.0 million of 5.20% senior notes due August 15, 2035, through a registered public offering.

The instruments governing our indebtedness contain financial and other covenants that limit the ability of PCA and its subsidiaries to enter into sale and leaseback transactions, incur liens, incur indebtedness at the subsidiary level, enter into certain transactions with affiliates, merge or consolidate with any other person or sell or otherwise dispose of all or substantially all of our assets. The Credit Agreements have a financial covenant for maximum leverage ratio calculated on a consolidated basis. Indebtedness as defined in the Credit Agreements includes certain guarantees of third-party obligations; accordingly, amounts related to guarantees discussed in Note 20, Commitments, Guarantees, Indemnifications and Legal Proceedings, are included in the calculation of this ratio, although such guarantees do not constitute as debt under U.S. GAAP. A failure to comply with these restrictions could lead to an event of default, which could result in an acceleration of any outstanding indebtedness and/or prohibit us from drawing on the revolving credit facility. An acceleration under the revolving credit facility may also constitute an event of default under the senior notes indenture. At December 31, 2025, we were in compliance with this covenant.

At December 31, 2025, we have $2,992.5 million of fixed-rate senior notes and $1,000.0 million of variable-rate notes outstanding. At December 31, 2025, the fair value of our fixed-rate debt was estimated to be $2,679.7 million. The difference between the book value and fair value is due to the difference between the period-end market interest rate and the stated rate of our fixed-rate debt. We estimated the fair value of our fixed-rate debt using quoted market prices (Level 2 inputs), discussed further in Note 2, Summary of Significant Accounting Policies.

Repayments, Interest, and Other

In 2025, we did not repay any outstanding debt, as we did not have any maturities of our senior notes during 2025.

On September 15, 2024, we used the net proceeds from the November 2023 offering of the 5.70% senior notes due 2033 and cash on hand to repay our outstanding 3.65% senior notes due 2024. The repayment of the old 3.65% notes was $407.3 million, which included principal and accrued interest.

In 2023, we did not repay any outstanding debt, as we did not have any maturities of our senior notes during 2023.

As of December 31, 2025, annual principal maturities for debt, excluding unamortized debt discount, are: none for 2026; $500.0 million for 2027; $500.0 million for 2028; $500.0 million for 2029; and $2.5 billion for 2030 and thereafter.

Interest payments paid in connection with the Company's debt obligations for the years ended December 31, 2025, 2024, and 2023 were $100.6 million, $107.7 million, and $84.8 million, respectively. As of December 31, 2025, the estimated future interest payments for the Company's debt obligations are: $118.4 million for 2026; $92.4 million for 2027; $75.4 million for 2028 and 2029; and $1,040.9 million, in aggregate, for 2030 and thereafter.

Included in interest expense, net, are amortization of financing costs, which includes the amortization of debt issuance costs and amortization of bond discount. For 2025, 2024, and 2023, amortization of debt issuance costs was $4.9 million, $1.8 million, and $1.6 million, respectively. For 2025, amortization of bond discount was $0.4 million, and for both 2024 and 2023, amortization of bond discount was $0.5 million.

12. Cash, Cash Equivalents, and Marketable Debt Securities

The following table shows the Company's cash, cash equivalents, and AFS debt securities by major asset category at December 31, 2025 and 2024 (in millions):

	December 31, 2025						
	Adjusted Cost Basis	Unrealized Gain	Unrealized Loss	Fair Value	Cash and Cash Equivalents	Short-Term Marketable Debt Securities	Long-Term Marketable Debt Securities
Cash and cash equivalents	$492.3	$ —	$ —	$ 492.3	$492.3	$ —	$ —
Level 1 (a):							
Money market funds	36.7	—	—	36.7	36.7	—	—
U.S. Treasury securities	32.7	0.1	—	32.8	—	14.7	18.1
Subtotal	69.4	0.1	—	69.5	36.7	14.7	18.1
Level 2 (b):							
Corporate debt securities	100.0	0.4	—	100.4	—	55.6	44.8
U.S. government agency securities	4.1	—	—	4.1	—	—	4.1
Certificates of deposit	1.5	—	—	1.5	—	1.5	—
Subtotal	105.6	0.4	—	106.0	—	57.1	48.9
Total	$667.3	$0.5	$ —	$667.8	$529.0	$71.8	$67.0

	December 31, 2024						
	Adjusted Cost Basis	Unrealized Gain	Unrealized Loss	Fair Value	Cash and Cash Equivalents	Short-Term Marketable Debt Securities	Long-Term Marketable Debt Securities
Cash and cash equivalents	$684.8	$ —	$ —	$684.8	$684.8	$ —	$ —
Level 1 (a):							
U.S. Treasury securities	30.8	0.1	—	30.9	—	23.0	7.9
Money market funds	0.2	—	—	0.2	0.2	—	—
Subtotal	31.0	0.1	—	31.1	0.2	23.0	7.9
Level 2 (b):							
Corporate debt securities	131.2	0.3	—	131.5	—	75.8	55.7
Certificates of deposit	2.4	—	—	2.4	—	2.4	—
U.S. government agency securities	2.4	—	—	2.4	—	0.8	1.6
Subtotal	136.0	0.3	—	136.3	—	79.0	57.3
Total	$851.8	$0.4	$ —	$852.2	$685.0	$102.0	$65.2

(a) Valuations based on quoted prices for identical assets and liabilities in active markets.

(b) Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

For the years ended December 31, 2025, 2024 and 2023, net realized gains and losses on the sales and maturities of certain marketable debt securities were insignificant.

The Company invests in highly rated securities, with the primary objective of minimizing the potential risk of principal loss. The Company's investment policy requires securities to be investment grade and limits the amount of credit exposure to any one issuer. The maturities of the Company's long-term marketable debt securities generally range from one to two years.

Fair values were determined for each individual marketable debt security in the investment portfolio. When evaluating a marketable debt security for other-than-temporary impairment, PCA reviews factors such as the duration and extent to which the fair value of the marketable debt security is less than its cost, the financial condition of the issuer and any changes thereto, the general market condition in which the issuer operates, and PCA's intent to sell or whether it will more likely than not be required to sell, the marketable debt security before recovery of its amortized cost basis.

As of December 31, 2025 and 2024, we do not consider any of the impairments related to our marketable debt securities to be the result of credit losses. Therefore, we have not recorded an allowance for credit losses related to our marketable debt securities. All unrealized gains and losses were recorded in other comprehensive income (OCI).

The following table provides information about the Company's marketable debt securities that have been in a continuous loss position as of December 31, 2025 and 2024 (in millions, except number of marketable debt securities in a loss position):

	December 31, 2025					
	Fair Value of Marketable Debt Securities in a Loss Position < 12 Months	Number of Marketable Debt Securities in a Loss Position < 12 Months	Unrealized Losses < 12 Months (c)	Fair Value of Marketable Debt Securities in a Loss Position ≥ 12 Months	Number of Marketable Debt Securities in a Loss Position ≥ 12 Months	Unrealized Losses ≥ 12 Months
Corporate debt securities	$6.2	8	$ —	$ —	—	$ —
U.S. government agency securities	1.7	2	—	—	—	—
	$7.9	10	$ —	$ —	—	$ —

	December 31, 2024					
	Fair Value of Marketable Debt Securities in a Loss Position < 12 Months	Number of Marketable Debt Securities in a Loss Position < 12 Months	Unrealized Losses < 12 Months	Fair Value of Marketable Debt Securities in a Loss Position ≥ 12 Months	Number of Marketable Debt Securities in a Loss Position ≥ 12 Months	Unrealized Losses ≥ 12 Months (c)
Corporate debt securities ...	$16.5	26	$0.1	$2.7	4	$ —
U.S. Treasury securities	3.1	4	—	6.7	5	—
U.S. government agency securities	0.8	1	—	—	—	—
	$20.4	31	$0.1	$9.4	9	$ —

_____

(c) Unrealized losses were insignificant for the debt securities in a continuous loss position less than 12 months for the period ended December 31, 2025, and for the debt securities in a continuous loss position greater than or equal to 12 months for the period ended December 31, 2024.

13. Employee Benefit Plans and Other Postretirement Benefits

PCA has defined pension benefit plans for both salaried and hourly employees. The plans covering salaried employees are closed to new entrants with only certain current active participants still accruing benefits. The plans covering certain hourly employees are closed to new participants. We also have a Supplemental Executive Retirement Plan (SERP) and other nonqualified defined benefit pension plans that provide supplemental retirement benefits to certain of our current and former management employees. The SERP provides for incremental pension benefits in excess of those offered in our principal pension plans.

Other Postretirement Benefits

PCA provides postretirement medical and life insurance benefits for certain retired employees.

Obligations and Funded Status of Defined Benefit Pension and Other Postretirement Benefits Plans

The funded status of PCA's plans change from year to year based on the plan asset investment return, contributions, benefit payments, the discount rate used to measure the liability, and expected participant longevity. The following table, which includes only company-sponsored defined benefit and other postretirement benefit plans, reconciles the beginning and ending balances of the projected benefit obligation and the fair value of plan assets. We recognize the funded status of these plans on the Consolidated Balance Sheets, and we recognize changes in funded status in the year changes occur through the Consolidated Statements of Comprehensive Income (dollars in millions):

| | Pension Plans | | Postretirement Plans | |
| | Year Ended December 31, | | Year Ended December 31, | |
	2025	2024	2025	2024
Change in Benefit Obligation:				
Benefit obligation at beginning of period	$1,118.7	$1,202.1	$ 10.1	$ 10.5
Service cost	10.3	12.3	0.2	0.2
Interest cost	57.0	55.3	0.5	0.5
Plan amendments	1.6	2.7	—	—
Actuarial loss (gain) (a)	24.9	(89.8)	2.1	0.2
Participant contributions	—	—	0.4	0.4
Benefits paid	(68.0)	(63.9)	(1.6)	(1.7)
Benefit obligation at plan year end	$1,144.5	$1,118.7	$ 11.7	$ 10.1
Accumulated benefit obligation portion of above	$1,130.8	$1,098.7		
Change in Fair Value of Plan Assets:				
Plan assets at fair value at beginning of period	$1,133.4	$1,161.6	$ —	$ —
Actual return on plan assets	88.4	9.5	—	—
Company contributions	1.3	26.2	1.2	1.3
Participant contributions	—	—	0.4	0.4
Benefits paid	(68.0)	(63.9)	(1.6)	(1.7)
Fair value of plan assets at plan year end	$1,155.1	$1,133.4	$ —	$ —
Overfunded (underfunded) status	**$ 10.6**	**$ 14.7**	**$(11.7)**	**$(10.1)**
Amounts Recognized on Consolidated Balance Sheets:				
Noncurrent assets	$ 62.2	$ 63.3	$ —	$ —
Current liabilities	(3.5)	(2.7)	(0.9)	(0.5)
Noncurrent liabilities	(48.1)	(45.9)	(10.8)	(9.6)
Accrued asset recognized at December 31	**$ 10.6**	**$ 14.7**	**$(11.7)**	**$(10.1)**
Amounts Recognized in Accumulated Other Comprehensive Loss (Pre-Tax)				
Prior service cost	$ 22.4	$ 26.4	$ (3.0)	$ (3.4)
Actuarial loss	80.8	81.8	(2.0)	(4.3)
Total	**$ 103.2**	**$ 108.2**	**$ (5.0)**	**$ (7.7)**

(a) For the year ended December 31, 2025, the most significant driver of the increase in the aggregate benefit obligations for the pension and OPEB plans was the actuarial loss due to a decrease in the discount rate assumption. Additional losses were experienced due to updated benefit multipliers in the PCA Hourly Pension Plan, assumption changes resulting from the 2025 experience study, and updated claims and trend assumptions for the Retiree Medical plan. For the year ended December 31, 2024, the most significant driver of the decrease in the aggregate benefit obligations for the pension and OPEB plans was the actuarial gain due to an increase in the discount rate assumption. Additional gains due to participant experience and the decrease in the salary scale were offset by actuarial losses due to increases in the PCA Hourly Pension Plan benefit multipliers and updated medical assumptions to better reflect anticipated future experience.

Components of Net Periodic Benefit Cost and Other Comprehensive Loss (Income)

The components of net periodic benefit cost and other comprehensive loss (income) (pretax) were as follows (dollars in millions):

	Pension Plans			Postretirement Plans		
	Year Ended December 31,			Year Ended December 31,		
	2025	2024	2023	2025	2024	2023
Service cost	$ 10.3	$ 12.3	$ 14.1	$ 0.2	$ 0.2	$ 0.2
Interest cost	57.0	55.3	55.8	0.5	0.5	0.5
Expected return on plan assets	(62.5)	(65.8)	(57.1)	—	—	—
Net amortization of unrecognized amounts:						
Prior service cost (credit)	5.7	5.6	5.2	(0.4)	(0.5)	(0.4)
Actuarial gain	—	0.7	4.1	(0.2)	(0.3)	(0.4)
Net periodic benefit cost	$ 10.5	$ 8.1	$ 22.1	$ 0.1	$(0.1)	$(0.1)
Changes in plan assets and benefit obligations recognized in other comprehensive loss:						
Actuarial net (gain) loss	$ (0.9)	$(33.6)	$(35.5)	$ 2.1	$ 0.2	$ 1.5
Prior service cost	1.6	2.7	2.9	—	—	—
Amortization of prior service cost (credit)	(5.7)	(5.6)	(5.2)	0.4	0.5	0.4
Amortization of actuarial loss	—	(0.7)	(4.1)	0.2	0.3	0.4
Total recognized in other comprehensive loss (income) (b)	$ (5.0)	$(37.2)	$(41.9)	$ 2.7	$ 1.0	$ 2.3
Total recognized in net periodic benefit cost and other comprehensive loss (pre-tax)	$ 5.5	$(29.1)	$(19.8)	$ 2.8	$ 0.9	$ 2.2

(b) Accumulated losses in excess of 10% of the greater of the projected benefit obligation or the market-related value of assets will be recognized on a straight-line basis over the average remaining service period of active employees in PCA plans (which is between five and eight years) and over the average remaining lifetime of inactive participants in the Boise plan (which is approximately 22 years), to the extent that losses are not offset by gains in subsequent years.

For the years ended December 31, 2025 and 2024, the accumulated benefit obligations for the pension plans with obligations in excess of plan assets is $48.8 million and $44.7 million, respectively, and the pension benefit obligations for the plans with obligations in excess of plan assets is $51.6 million and $48.6 million, respectively. The fair value of plan assets for plans with obligations exceeding plan assets was $0.0 million for both the years ended December 31, 2025 and 2024. For the years ended December 31, 2025 and 2024, the accumulated benefit obligations for the OPEB plans with obligations in excess of plan assets is $11.7 million and $10.1 million, respectively.

Assumptions

The following table presents the assumptions used in the measurement of our benefits obligations:

| | Pension Plans | | | Postretirement Plans | | |
| | December 31, | | | December 31, | | |
	2025	2024	2023	2025	2024	2023
Weighted-Average Assumptions Used to Determine Benefit Obligations at December 31:						
Discount rate	5.35%	5.56%	4.86%	5.45%	5.62%	4.90%
Rate of compensation increase	2.50% - 4.50%	4.75%	4.75%	N/A	N/A	N/A
Weighted-Average Assumptions Used to Determine Net Periodic Benefit Cost for the Years Ended December 31:						
Discount rate	5.56%	4.86%	5.06%	5.62%	4.90%	5.07%
Expected return on plan assets	5.71%	5.80%	5.52%	N/A	N/A	N/A
Rate of compensation increase	2.50% - 4.50%	4.75%	4.75%	N/A	N/A	N/A

Discount Rate Assumption.   The discount rate reflects the current rate at which the pension obligations could be settled on the measurement date: December 31. The discount rate assumption used to calculate the present value of pension and postretirement benefit obligations reflects the rates available on high-quality, fixed-income debt instruments at December 31. In all periods, the bonds included in the models reflect anticipated investments that would be made to match the expected monthly benefit payments over time. The plans' projected cash flows were duration-matched to these models to develop an appropriate discount rate.

Asset Return Assumption.   The expected return on plan assets reflects the expected long-term rates of return for the categories of investments currently held in the plans as well as anticipated returns for additional contributions made in the future. The expected long-term rate of return is adjusted when there are fundamental changes in expected returns on the plan investments. The weighted-average expected return on plan assets we will use in our calculation of 2026 net periodic pension benefit cost is 5.66%.

Rate of Compensation Increase.   The rate of compensation increase is determined by PCA based upon annual reviews. The compensation increase assumption is not applicable for all plans as many of our pension plans are frozen and not accruing benefits.

Health Care Cost Trend Rate Assumptions.   PCA assumed health care cost trend rates for its postretirement benefits plans were as follows:

	2025	2024	2023
Health care cost trend rate assumed for next year	7.67%	8.09%	7.13%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	4.45%	4.45%	4.44%
Year that the rate reaches the ultimate trend rate	2036	2035	2033

Postretirement Health Care Plan Assumptions. For postretirement health care plan accounting, PCA reviews external data and its own historical trends for health care costs to determine the health care cost trend rate assumption.

Investment Policies and Strategies

PCA has retained the services of professional advisors to oversee pension investments and provide recommendations regarding investment strategy. PCA's overall strategy and related apportionments between equity and debt securities may change from time to time based on market conditions, external economic factors, and the funded status of the plans. The general investment objective for all of our plan assets is to optimize growth of the pension plan trust assets, while minimizing the risk of significant losses to enable the plans to satisfy their benefit payment obligations over time. The objectives take into account the long-term nature of the benefit obligations, the liquidity needs of the plans, and the expected risk/return trade-offs of the asset classes in which the plans may choose to invest. Assets of our pension plans were invested in the following classes of securities at December 31, 2025 and 2024:

	Percentage of Fair Value at December 31,	
	2025	2024
Fixed income securities	93%	87%
Domestic equity securities	3%	7%
International equity securities	2%	3%
Other	2%	3%

At December 31, 2025, the targeted investment allocations differed between the plans based on funded status. For our pension plans, the weighted average target allocation of plan assets was 94% in fixed income, 5% in equities, and 1% in other. Our retirement committee reviews the investment allocations for reasonableness at a minimum, semi-annually.

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk, all of which are subject to change. Due to the level of risk associated with some investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and such changes could materially affect the reported amounts.

Fair Value Measurements of Plan Assets

The following tables set forth, by level within the fair value hierarchy, discussed in Note 2, Summary of Significant Accounting Policies, the pension plan assets, by major asset category, at fair value at December 31, 2025 and 2024 (dollars in millions):

	Fair Value Measurements at December 31, 2025				
Asset Category	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Net Asset Value (NAV) (c)	Total
Short-term investments	$ —	$ 14.1	$ —	$ —	$ 14.1
Common/collective trust funds:					
Domestic equities	—	37.9	—	—	37.9
International equities	3.9	18.1	—	—	22.0
Corporate and government bonds:					
Corporate bonds	—	427.8	—	—	427.8
Fixed income	—	338.5	—	—	338.5
Government bonds and agencies	—	293.8	—	—	293.8
Municipal bonds	—	13.9	—	—	13.9
Private equity securities	—	—	—	0.3	0.3
Total securities at fair value	$3.9	$1,144.1	$ —	$0.3	$1,148.3
Accrued income					6.8
Total fair value of plan assets					$1,155.1

Asset Category	Fair Value Measurements at December 31, 2024				
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Net Asset Value (NAV) (c)	Total
Short-term investments	$ —	$ 29.7	$ —	$ —	$ 29.7
Common/collective trust funds:					
Domestic equities	—	76.7	—	—	76.7
International equities	25.0	—	—	14.2	39.2
Corporate and government bonds:					
Corporate bonds	—	407.9	—	—	407.9
Fixed income	—	321.7	—	—	321.7
Government bonds and agencies . .	—	239.6	—	—	239.6
Municipal bonds	—	12.0	—	—	12.0
Private equity securities	—	—	—	0.5	0.5
Total securities at fair value	$25.0	$1,087.6	$ —	$14.7	$1,127.3
Accrued income					6.1
Total fair value of plan assets					$1,133.4

(c) In accordance with ASC 820, *Fair Value Measurement*, certain investments that do not have readily determinable fair values are measured at fair value using the net asset value (NAV) per share practical expedient and are not classified within the fair value hierarchy.

Funding and Cash Flows

PCA makes pension plan contributions that are sufficient to fund its actuarially determined costs, generally equal to the minimum amounts required by the Employee Retirement Income Security Act (ERISA). From time to time, PCA may make discretionary contributions based on the funded status of the plans, tax deductibility, income from operations, and other factors. In 2025, we did not make any contributions to our qualified pension plans, and for 2024, and 2023, we made contributions of $25.0 million and $50.0 million, respectively. We do not have a required minimum contribution amount established for 2026.

The following are estimated benefit payments to be paid to current plan participants by year (dollars in millions). Qualified pension benefit payments are paid from plan assets, while nonqualified pension benefit payments are paid by the Company.

	Pension Plans	Postretirement Plans
2026	$ 74.7	$0.8
2027	77.8	0.7
2028	79.9	0.8
2029	82.0	0.8
2030 – 2035	509.3	4.6

Defined Contribution Plans

Some of our employees participate in defined contribution savings plans, available to most of our salaried and hourly employees. The defined contribution plans permit participants to make contributions by salary reduction pursuant to Section 401(k) of the Code. PCA made employer-matching contributions of $52.1 million, $48.8 million, and $45.2 million in 2025, 2024, and 2023, respectively. All company-matching contributions to all employees were made in cash. We expense employer matching contributions and charge dividends on shares held by the ESOP to retained earnings. Shares of company stock held by the ESOP are included in basic shares for earnings-per-share computations. At both December 31, 2025 and 2024, the ESOP held 1.1 million shares of Company stock.

Certain salaried and hourly employees that are not participating in a PCA sponsored defined benefit pension plan receive a service-related company retirement contribution to their defined contribution plan account in addition to any employer matching contribution. This contribution increases with years of service and ranges from 3% to 5% of base pay. We contributed $52.5 million, $49.5 million, and $45.4 million for this retirement contribution during the years ended December 31, 2025, 2024, and 2023, respectively.

Deferred Compensation Plans

Key managers can elect to participate in a deferred compensation plan. The deferred compensation plan is unfunded; therefore, benefits are paid from our general assets. At December 31, 2025 and 2024, we had $47.3 million and $40.5 million, respectively, of liabilities attributable to participation in our deferred compensation plan on our Consolidated Balance Sheets.

14. Asset Retirement Obligations

Our asset retirement obligations relate predominantly to landfill closure, wastewater treatment pond dredging, closed-site monitoring costs, and certain leasehold improvements. In accordance with ASC 410, *Asset Retirement and Environmental Obligations,* we recognize the fair value of these liabilities as an asset retirement obligation and capitalize that cost as part of the cost basis of the related asset in the period in which the costs are incurred if sufficient information is available to reasonably estimate the fair value of the obligation. Fair value estimates are determined using Level 3 inputs in the fair value hierarchy. The fair value of our asset retirement obligations is measured using expected future cash outflows discounted using the Company's credit-adjusted risk-free interest rate. Over time, the liability is accreted to its settlement value, and the capitalized cost is depreciated over the useful life of the related asset. These liabilities are based on the best estimate of costs and are updated periodically to reflect current technology, laws and regulations, inflation, and other economic factors. Occasionally, we become aware of events or circumstances that require us to revise our future estimated cash flows. When revisions become necessary, we recalculate our obligation and adjust our asset and liability accounts utilizing appropriate discount rates. No assets are legally restricted for purposes of settling asset retirement obligations. Upon settlement of the liability, we will recognize a gain or loss for any difference between the settlement amount and the liability recorded.

The following table describes changes to the asset retirement obligation liability (dollars in millions):

	Year Ended December 31,	
	2025	2024
Asset retirement obligation at beginning of period	$32.4	$31.4
Accretion expense	1.5	1.5
Liabilities incurred (a)	0.4	—
Payments	(0.1)	(0.3)
Revisions in estimated payments	(3.2)	(0.2)
Asset retirement obligation at end of period	$31.0	$32.4

(a) For 2025, includes $0.4 million in new liabilities incurred as a result of the Greif Acquisition.

We have additional asset retirement obligations with indeterminate settlement dates. The fair value of these asset retirement obligations cannot be estimated due to the lack of sufficient information to estimate the settlement dates of the obligations. These asset retirement obligations include, for example, (i) removal and disposal of potentially hazardous materials related to equipment and/or an operating facility if the equipment and/or facilities were to undergo major maintenance, renovation, or demolition and (ii) storage sites or owned facilities for which removal and/or disposal of chemicals and other related materials are required if the operating facility is closed. We will recognize a liability in the period in which sufficient information becomes available to reasonably estimate the fair value of these obligations.

15. Share-Based Compensation

The Company has a long-term equity incentive plan, which allows for grants of restricted stock, performance awards, stock appreciation rights, and stock options to directors, officers, and employees, as well as others who engage in services for PCA. On February 28, 2024, our board of directors approved, and, on May 8, 2024, our stockholders approved, the amendment and restatement of the plan. The amendment extended the plan's term to May 8, 2034 and increased the number of shares of common stock available for issuance under the plan by 2.4 million shares. The total number of shares authorized for past and future awards is 14.3 million shares.

As of December 31, 2025, assuming performance units are paid out at the target level of performance, 2.5 million shares were available for future grants under the current plan. Forfeitures are added back to the pool of shares of common stock available to be granted at a future date.

Restricted Stock

Restricted stock awards granted to officers and employees generally vest at the end of a four-year period, and restricted stock awards granted to directors vest immediately. A summary of the Company's restricted stock activity follows:

	2025		2024		2023	
	Shares	Weighted Average Grant-Date Fair Value	Shares	Weighted Average Grant-Date Fair Value	Shares	Weighted Average Grant-Date Fair Value
Restricted stock at January 1	620,403	$148.63	671,723	$127.15	655,914	$117.14
Granted	147,265	211.53	175,956	176.60	196,821	134.68
Vested (a)	(158,857)	137.08	(219,530)	105.10	(174,139)	97.86
Forfeitures	(8,015)	164.95	(7,746)	154.95	(6,873)	129.74
Restricted stock at December 31	600,796	$166.88	620,403	$148.63	671,723	$127.15

(a) The total fair value of awards upon vesting for the years ended December 31, 2025, 2024, and 2023 was $33.0 million, $39.2 million, and $22.7 million, respectively.

Performance Units

Performance unit awards granted to certain officers are earned based on the achievement of defined performance rankings of Return on Invested Capital (ROIC) or Total Shareholder Return (TSR) compared to ROIC and TSR for peer companies. ROIC performance unit awards vest four years after the grant date, while TSR performance unit awards vest approximately three years after the grant date. Both ROIC and TSR performance units are paid out entirely in shares of the Company's common stock. A summary of the Company's performance unit activity follows:

	2025		2024		2023	
	Units	Weighted Average Grant-Date Fair Value	Units	Weighted Average Grant-Date Fair Value	Units	Weighted Average Grant-Date Fair Value
Performance units at January 1	358,466	$119.17	372,777	$119.22	358,449	$109.89
Granted	129,853	211.72	129,923	189.01	146,331	140.09
Vested (b)	(139,443)	167.14	(139,984)	182.64	(132,003)	117.03
Forfeitures	—	—	(4,250)	168.20	—	—
Performance units at December 31	348,876	$171.68	358,466	$119.17	372,777	$119.22

(b) The total fair value of awards upon vesting, including dividends, for the years ended December 31, 2025, 2024, and 2023 was $29.0 million, $27.8 million, and $19.3 million, respectively. Upon vesting of the awards in 2025, 2024, and 2023, PCA issued 151,895 shares, 152,196 shares, and 146,631 shares, respectively. For 2025, 2024, and 2023, these amounts included 12,452 shares, 12,212 shares, and 14,628 shares, respectively, for dividends accrued during the vesting period.

Compensation Expense

Our share-based compensation expense is recorded in "Cost of sales" and "Selling, general, and administrative expenses." Compensation expense for share-based awards recognized in the Consolidated Statements of Income, net of forfeitures was as follows (dollars in millions):

	Year Ended December 31,		
	2025	2024	2023
Restricted stock	$ 28.7	$ 30.6	$ 25.5
Performance units	16.5	18.2	14.5
Total share-based compensation expense	45.2	48.8	40.0
Income tax benefit	(11.2)	(12.2)	(10.0)
Share-based compensation expense, net of tax benefit	$ 34.0	$ 36.6	$ 30.0

The fair value of restricted stock is determined based on the closing price of the Company's stock on the grant date. Compensation expense, net of estimated forfeitures, is recorded over the requisite service period. As PCA's Board of Directors has the ability to accelerate the vesting of these awards upon an employee's retirement, the Company accelerates the recognition of compensation expense for certain employees approaching normal retirement age.

For performance unit awards made in 2025, 2024, and 2023, in terms of grant date value, 50% used total shareholder return (TSR) as the performance measure and 50% used return on invested capital (ROIC) as the performance measure. All units awarded before 2018 used ROIC as the performance measure. The ROIC component of performance unit awards is valued based on the closing price of the stock on the grant date. As the ROIC component contains a performance condition, compensation expense, net of estimated forfeitures, is recorded over the requisite service period based on the most probable number of awards expected to vest. The TSR component of performance unit awards is valued using a Monte Carlo simulation as the TSR component contains a market condition. The Monte Carlo simulation estimates the fair value of the TSR component based on the expected term of the award, a risk-free interest rate, expected dividends, and expected volatility of the Company's common stock and the common stock of the peer companies. Compensation expense is recorded ratably over the expected term of the award regardless of whether the market condition is satisfied.

The unrecognized compensation expense for all share-based awards was as follows (dollars in millions):

	December 31, 2025	
	Unrecognized Compensation Expense	Remaining Weighted Average Recognition Period (in years)
Restricted stock	$31.0	2.5
Performance units	25.5	2.2
Total unrecognized share-based compensation expense	$56.5	2.4

We evaluate share-based compensation expense on a quarterly basis based on our estimate of expected forfeitures, review of recent forfeiture activity, and expected future turnover. We recognize the effect of adjusting the forfeiture rate for all expense amortization in the period that we change the forfeiture estimate. The effect of forfeiture adjustments was insignificant in all periods presented.

16. Stockholders' Equity

Dividends

During the year ended December 31, 2025, we paid $449.6 million of dividends to shareholders. On December 3, 2025, PCA's Board of Directors declared a regular quarterly cash dividend of $1.25 per share of common stock, which was paid on January 14, 2026 to shareholders of record as of December 15, 2025. The dividend payment was $111.9 million.

Share Repurchase Program

On January 26, 2022, PCA announced that its Board of Directors authorized the repurchase of an additional $1 billion of the Company's outstanding common stock. At the time of the announcement, there was no remaining authority under previously announced programs. Repurchases may be made from time to time in open market or privately negotiated transactions in accordance with applicable securities regulations. The timing and amount of repurchases will be determined by the Company in its discretion based on factors such as PCA's stock price and market and business conditions.

During the twelve months ended December 31, 2025, we paid $153.0 million, including fees, to repurchase 0.8 million shares of common stock. All shares repurchased have been retired. At December 31, 2025, $283.1 million of the authorized amount remained available for repurchase of the Company's common stock.

During 2024, the Company did not repurchase any shares of its common stock under this authority, and during 2023, we paid $41.5 million, including fees, to repurchase 0.3 million shares of common stock. All share repurchased have been retired.

Accumulated Other Comprehensive Income (Loss)

Changes in AOCI, net of taxes, by component follows (dollars in millions). Amounts in parentheses indicate losses.

	Unrealized Loss On Foreign Exchange Contracts	Unrealized (Loss) Gain on Marketable Debt Securities	Unfunded Employee Benefit Obligations	Total
Balance at January 1, 2024	$(0.1)	$(0.1)	$(70.7)	$(70.9)
Other comprehensive income before reclassifications	—	0.3	23.1	23.4
Amounts reclassified from AOCI	—	—	4.1	4.1
Net current-period other comprehensive income	—	0.3	27.2	27.5
Balance at December 31, 2024	$(0.1)	$ 0.2	$(43.5)	$(43.4)
Other comprehensive income before reclassifications	—	0.1	(2.1)	(2.0)
Amounts reclassified from AOCI	—	—	3.8	3.8
Net current-period other comprehensive income	—	0.1	1.7	1.8
Balance at December 31, 2025	$(0.1)	$ 0.3	$(41.8)	$(41.6)

The following table presents information about reclassifications out of AOCI (dollars in millions). Amounts in parentheses indicate expenses in the Consolidated Statements of Income.

Details about AOCI Components	Amounts Reclassified from AOCI Year Ended December 31,		
	2025	2024	
Unfunded employee benefit obligations (a)			
Amortization of prior service costs	$(5.3)	$(5.1)	
Amortization of actuarial gains / (losses)	0.2	(0.4)	
	(5.1)	(5.5)	Total before tax
	1.3	1.4	Tax benefit
	$(3.8)	$(4.1)	Net of tax

(a) These AOCI components are included in the computation of net pension and postretirement benefit costs. See Note 13, Employee Benefit Plans and Other Postretirement Benefits, for additional information.

17. Concentrations of Risk

Labor

At December 31, 2025, we had approximately 16,800 employees, and approximately 41% of these employees worked pursuant to collective bargaining agreements. Approximately 57% of our hourly employees worked pursuant to collective bargaining agreements. The majority of our unionized employees are represented by the United Steel Workers (USW), the Printing Packaging Production Workers Union (PPPWU), the Association of Western Pulp and Paper Workers (AWPPW), the International Association of Machinists (IAM), and the International Brotherhood of Teamsters (IBT). Of the employees who work pursuant to collective bargaining agreements, approximately 7% work pursuant to collective bargaining agreements that will expire within the next twelve months.

18. Transactions With Related Parties

Louisiana Timber Procurement Company, L.L.C. (LTP) is a variable-interest entity that is 50% owned by PCA and 50% owned by Boise Cascade Company (Boise Cascade). LTP procures sawtimber, pulpwood, residual chips, and other residual wood fiber to meet the wood and fiber requirements of PCA and Boise Cascade in Louisiana. PCA is the primary beneficiary of LTP and has the power to direct the activities that most significantly affect the economic performance of LTP. Therefore, we consolidate 100% of LTP in our financial statements in our Corporate and Other segment. The carrying amounts of LTP's assets and liabilities (which relate primarily to non-inventory working capital items) on our Consolidated Balance Sheets were $1.6 million at December 31, 2025 and $3.1 million at December 31, 2024. For 2025, 2024, and 2023, we recorded $71.4 million, $80.9 million, and $80.2 million, respectively, of LTP sales to Boise Cascade in "Net Sales" in the Consolidated Statements of Income and approximately the same amount of expenses in "Cost of Sales".

Fiber purchases from related parties were $8.7 million for 2025, $10.7 million for 2024, and $11.5 million for 2023. Most of these purchases related to chip and log purchases by LTP from Boise Cascade's wood products business. These purchases are recorded in "Cost of Sales" in the Consolidated Statements of Income.

19. Segment Information

Reportable Segments

We report our business in three reportable segments: Packaging, Paper, and Corporate and Other. These segments represent distinct businesses that are managed separately because of differing products and services. Each of these businesses requires distinct operating and marketing strategies.

Packaging.   We manufacture and sell a wide variety of containerboard and corrugated packaging products, including conventional shipping containers used to protect and transport manufactured goods, multi-color boxes and displays with strong visual appeal that help to merchandise the packaged product in retail locations. In addition, we are a large producer of packaging for meat, fresh fruit and vegetables, processed food, beverages, and other industrial and consumer products.

Paper.   We manufacture and sell a range of communication-based papers. Our papers can be manufactured as either commodity papers or specialty papers with specialized or custom features, such as colors, coatings, high brightness, or recycled content.

Corporate and Other.   Our Corporate and Other segment includes corporate support staff services and related assets and liabilities, and foreign exchange gains and losses. This segment also includes transportation assets, such as rail cars and trucks, which we use to transport our products from some of our manufacturing sites and assets related to LTP. See Note 18, Transactions with Related Parties, for more information related to LTP. Sales in this segment relate primarily to LTP and our rail and truck business. We provide transportation services not only to our own facilities but also, on a limited basis, to third parties when geographic proximity and logistics are favorable. Rail cars and trucks are generally leased.

Each segments' profits and losses are measured on operating profits before non-operating pension income (expense), interest expense, net, and income taxes. For many of these allocated expenses, the related assets and liabilities remain in the Corporate and Other segment.

At December 31, 2025 and 2024, we did not have any significant long-lived assets held by foreign operations.

On September 2, 2025, we completed the Greif Acquisition for $1.8 billion in cash. The Greif containerboard business includes two containerboard mills with approximately 800,000 tons of production capacity and eight sheet feeder and corrugated plants located across the United States. Greif's financial results are included in the Packaging segment from the date of acquisition.

Chief Operating Decision Maker

ASC 280-10-50-5 (Topic 280) defines the chief operating decision maker ("CODM") as an individual or group of individuals responsible for assessing the performance of the operating segments of a public entity and determining the overall resource allocation to those operating segments. Based on these criteria, we deem our Chief Executive Officer as the CODM, as the Chief Executive Officer is responsible for evaluating our operating results and concluding on the overall resource allocation.

Analysis of Operations by Reportable Segment

An analysis of operations by reportable segment is as follows (dollars in millions):

Year Ended December 31, 2025	Packaging	Paper	Corporate and Other	Total
Trade sales	$ 8,293.9	$ 615.4	$ 80.0	$ 8,989.3
Intersegment sales	—	—	154.1	154.1
	8,293.9	615.4	234.1	9,143.4
Elimination of intersegment sales				(154.1)
Net sales (a)				8,989.3
Less (b):				
Variable costs (c)	(4,007.3)	(338.3)	—	—
Fixed costs (d)	(1,902.4)	(80.1)	—	—
Freight	(843.3)	(66.8)	—	—
Other segment items (e)	(415.6)	(0.6)	(382.0)	—
Income (loss) from operations	1,125.3	129.6	(147.9)(f)	1,107.0
Non-operating pension expense				(0.1)
Interest expense, net				(79.1)
Income before taxes				$ 1,027.8
Other segment disclosures:				
Segment sales to external customers	$ 8,293.9	$ 615.4	$ 80.0(g)	$ 8,989.3
Depreciation, amortization, and depletion	616.1	18.5	18.2	652.8
Capital expenditures (h)	779.3	15.4	34.2	828.9
Assets	9,354.8	400.5	970.2	10,725.5

Year Ended December 31, 2024	Packaging	Paper	Corporate and Other	Total
Trade sales	$ 7,668.9	$ 624.7	$ 89.7	$8,383.3
Intersegment sales	22.0	—	157.4	179.4
	7,690.9	624.7	247.1	8,562.7
Elimination of intersegment sales				(179.4)
Net sales (a)				8,383.3
Less (b):				
Variable costs (c)	(3,767.4)	(338.7)	—	—
Fixed costs (d)	(1,679.7)	(81.5)	—	—
Freight	(798.2)	(69.4)	—	—
Other segment items (e)	(344.1)	(5.4)	(377.0)	—
Income (loss) from operations	1,101.5	129.7	(129.9)(f)	1,101.3
Non-operating pension income				4.5
Interest expense, net				(41.4)
Income before taxes				$1,064.4
Other segment disclosures:				
Segment sales to external customers	$ 7,690.9	$ 624.7	$ 67.7(g)	$8,383.3
Depreciation, amortization, and depletion	490.1	19.5	16.0	525.6
Capital expenditures (h)	626.6	15.0	28.1	669.7
Assets	7,253.2	375.7	1,204.3	8,833.2

Year Ended December 31, 2023	Packaging	Paper	Corporate and Other	Total
Trade sales	$ 7,116.7	$ 595.4	$ 90.3	$7,802.4
Intersegment sales	18.9	—	157.6	176.5
	7,135.6	595.4	247.9	7,978.9
Elimination of intersegment sales				(176.5)
Net sales (a)				7,802.4
Less (b):				
Variable costs (c)	(3,406.6)	(317.3)	—	—
Fixed costs (d)	(1,592.0)	(94.1)	—	—
Freight	(747.3)	(62.9)	—	—
Other segment items (e)	(315.4)	(2.2)	(366.0)	—
Income (loss) from operations	1,074.3	118.9	(118.1)(f)	1,075.1
Non-operating pension expense				(7.7)
Interest expense, net				(53.3)
Income before taxes				$1,014.1
Other segment disclosures:				
Segment sales to external customers	$ 7,135.6	$ 595.4	$ 71.4(g)	$7,802.4
Depreciation, amortization, and depletion	472.5	29.6	15.6	517.7
Capital expenditures (h)	426.8	9.7	33.2	469.7
Assets	6,903.7	384.4	1,393.0	8,681.1

(a) Sales to foreign unaffiliated customers during the years ended December 31, 2025, 2024, and 2023 were $377.9 million, $445.8 million, and $402.6 million, respectively.

(b) The significant expense categories align with the segment-level information that is regularly provided to the CODM.

(c) For the Packaging segment, primarily includes expense items for liner consumption, liner board discount, purchased sheets usage, medium consumption, raw materials, and hourly-employee related expenses and benefits. For the Paper segment, primarily includes expense items for chemicals, raw materials, finishing materials, hourly-employee related expenses and benefits, and repair services and materials.

(d) For the Packaging segment, primarily includes expense items for depreciation and salaried employee-related expenses and benefits. For the Paper segment, primarily includes expense items for depreciation, salaried employee-related expenses, and professional services.

(e) Other segment items for each reportable segment primarily include:
   1. Packaging: farmout purchases, certain divisional allocations, and other expense/income items.
   2. Paper: other expense/income items.
   3. Corporate and Other: unallocated corporate costs, transportation business activity, and activity related to LTP.

(f) The significant expense categories reported for the Packaging and Paper segments are not used for Corporate and Other in the segment-level information that is regularly reviewed by the CODM. The CODM makes resource allocation decisions for Corporate and Other based on divisional income (loss) from operations.

(g) The Corporate and Other segment sales to external customers is presented net of total company intersegment eliminations.

(h) Includes "Additions to property, plant, and equipment" and excludes cash used for "Acquisition of business, net of cash acquired" as reported on our Consolidated Statements of Cash Flows.

20. Commitments, Guarantees, Indemnifications, and Legal Proceedings

We have financial commitments and obligations that arise in the ordinary course of our business. These include long-term debt (discussed in Note 11, Debt), lease obligations (discussed in Note 3, Leases), purchase commitments for goods and services, and legal proceedings (discussed below).

Purchase Commitments

In the table below, we set forth our enforceable and legally binding purchase obligations as of December 31, 2025. These obligations relate to various purchase agreements for items such as minimum amounts of energy, fiber, and chemical purchases over periods ranging from one year to 27 years. Some of the amounts are based on management's estimates and assumptions about these obligations, including their duration, anticipated actions by third parties, and other factors. Because these estimates and assumptions are necessarily subjective, our actual payments may vary from those reflected in the table. Total purchase commitments with obligations greater than one year were as follows (dollars in millions):

2026	$ 83.6
2027	61.7
2028	35.8
2029	31.3
2030	31.6
Thereafter	570.7
Total	$814.7

The Company purchased a total of $458.0 million, $403.5 million, and $432.6 million during the years ended December 31, 2025, 2024, and 2023, respectively, under these purchase agreements.

During the fourth quarter of 2025, the Company entered into an agreement with a third-party contractor to design, construct, and operate a new woodyard and chip processing facility at the Valdosta, Georgia mill. Upon completion of construction and commencement of operations in 2028, the Company will lease the woodyard and chip processing facility from the third-party contractor and is obligated to deliver a minimum of 1.8 million tons of roundwood logs per year to be processed by the contractor for a contract term of 25 years. If the minimum annual volume is not delivered, the Company will be required to pay the shortfall at an annual fixed price per ton. The annual amounts for this minimum obligation for 2028, 2029, 2030, and Thereafter are $15.4 million, $15.9 million, $16.4 million, and $508.1 million, respectively.

Environmental Matters

The potential costs for various environmental matters are uncertain due to such factors as the unknown magnitude of possible cleanup costs, the complexity and evolving nature of governmental laws and regulations and their interpretations, and the timing, varying costs and effectiveness of alternative cleanup technologies. From 2006 through 2025, there were no significant environmental remediation costs at PCA's mills and corrugated plants. At December 31, 2025, the Company had $30.9 million of environmental-related reserves recorded on its Consolidated Balance Sheet. Of the $30.9 million, approximately $22.5 million related to environmental-related asset retirement obligations discussed in Note 14, Asset Retirement Obligations, and $8.4 million related to our estimate of other environmental contingencies. The Company recorded $2.7 million in "Accrued liabilities" and $28.2 million in "Other long-term liabilities" on the Consolidated Balance Sheet. Liabilities recorded for environmental contingencies are estimates of the probable costs based upon available information and assumptions. Because of these uncertainties, PCA's estimates may change. The Company believes that it is not reasonably possible that future environmental expenditures for remediation costs and asset retirement obligations above the $30.9 million accrued as of December 31, 2025 will have a material impact on its financial condition, results of operations, or cash flows.

Guarantees and Indemnifications

We provide guarantees, indemnifications, and other assurances to third parties in the normal course of our business. These include tort indemnifications, environmental assurances, and representations and warranties in commercial agreements.

In connection with the agreement described under the "Purchase Commitments" subcaption above, the Company provided a guarantee of certain construction-phase financing obligations of the third-party contractor. The guarantee relates to a delayed-draw term loan facility used to finance construction of the facility and, if triggered, would require us to satisfy the contractor's obligations under the financing agreement, subject to its terms. At December 31, 2025, we recorded a $6.5 million guarantee liability in accordance with ASC 460, *Guarantees*, in "Other long-term liabilities" with an offsetting amount recorded in "Other long-term assets" on the Consolidated Balance Sheet. The recorded liability represents the fair value of the guarantee obligation at inception and does not reflect any assessment that a payment under the guarantee is probable.

We evaluate our guarantees and indemnifications on an ongoing basis and accrue additional amounts when a loss is both probable and reasonably estimable. At December 31, 2025, other than the recorded guarantee liability described above, we were not aware of any material liabilities arising from any guarantees, indemnifications, or other assurances we have provided.

DeRidder Mill Incident

Details on the legal proceedings associated with the incident at the Company's DeRidder, Louisiana mill can be found in Note 19, Commitments, Guarantees, Indemnifications, and Legal Proceedings, of the Notes to Consolidated Financial Statements in "Part II, Item 8. Financial Statements and Supplementary Data" of our 2024 Annual Report on Form 10-K. As of December 31, 2024, the Company had recorded a liability of $59.2 million in "Accrued Liabilities" and a receivable of $59.2 million in "Prepaids and Other Assets" in the Consolidated Balance Sheets for the settlement amount to be paid to the plaintiffs and related insurance recovery from the Company's insurers. As of December 31, 2025, the settlement amount has been paid, and no amounts remain outstanding.

Legal Proceedings

On July 29, 2025, PCA and seven other U.S. and Canadian containerboard producers were named as defendants in a purported class action lawsuit, Artuso Pastry Foods Corp v. Packaging Corporation of America, et al, No. 1:25-cv-08856, filed in the United States District Court for the Northern District of Illinois, alleging violations of the Sherman Act and the Clayton Act. The complaint alleges that the defendants conspired to raise prices of containerboard and restrict containerboard capacity, and that the purpose and effect of the alleged conspiracy was to artificially increase prices of containerboard products during the period of November 1, 2020, to the present. The complaint was filed as a purported class action suit on behalf of all purchasers of containerboard products during such period. The complaint seeks treble damages and costs, including attorney's fees. PCA believes the allegations are without merit and will defend this lawsuit vigorously.

We are also a party to various legal actions arising in the ordinary course of our business. These legal actions include commercial liability claims, premises liability claims, and employment-related claims, among others. As of the date of this filing, we believe it is not reasonably possible that any of the legal actions against us will, either individually or in the aggregate, have a material adverse effect on our financial condition, results of operations, or cash flows.

Item 9.   *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

Not applicable.

Item 9A.   *CONTROLS AND PROCEDURES*

Controls and Procedures

PCA maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934) that are designed to provide reasonable assurance that information required to be disclosed in PCA's filings under the Securities Exchange Act is recorded, processed, summarized and reported within the periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to PCA's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Prior to filing this report, PCA completed an evaluation under the supervision and with the participation of PCA's management, including PCA's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of PCA's disclosure controls and procedures as of December 31, 2025. The evaluation of PCA's disclosure controls and procedures included a review of the controls' objectives and design, PCA's implementation of the controls and the effect of the controls on the information generated for use in this report. Based on this evaluation, PCA's Chief Executive Officer and Chief Financial Officer concluded that PCA's disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2025.

Changes in Internal Control over Financial Reporting

On September 2, 2025, we completed the acquisition of the containerboard business of Greif, Inc. We are currently in the process of evaluating and integrating Greif's controls over financial reporting which may result in changes or additions to PCA's internal control over financial reporting. Under guidelines established by the SEC, companies are permitted to exclude acquisitions from their assessment of internal control over financial reporting during the first year of an acquisition while integrating the acquired company. We excluded Greif from the assessment of internal control over financial reporting at December 31, 2025.

Except as may relate to the integration of the Greif acquisition, there were no other changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the most recent fiscal quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. As of and for the year ended December 31, 2025, Greif accounted for approximately 18% of the Company's consolidated total assets and approximately 4% of the Company's consolidated net sales.

Management's Report on Internal Control Over Financial Reporting

PCA's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only with proper authorizations; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, PCA's internal control over financial reporting may not prevent or detect misstatements. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

PCA's management, under the supervision of and with the participation of the Chief Executive Officer and Chief Financial Officer, assessed the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, PCA's management concluded that its internal control over financial reporting was effective as of December 31, 2025 based on the specified criteria.

KPMG LLP, the independent registered public accounting firm that audited PCA's financial statements included in this Form 10-K, has also audited the effectiveness of the Company's internal control over financial reporting. Their attestation report precedes PCA's audited financial statements included elsewhere in this report.

Item 9B. *OTHER INFORMATION*

During the three months ended December 31, 2025, none of the Company's directors or officers adopted or terminated any contract, instruction, or written plan for the purchase or sale of our securities intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) under the Exchange Act or any non-Rule 10b5-1 trading arrangements as defined in Item 408(a) of Regulation S-K.

Item 9C. *DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS*

Not applicable.

PART III

Item 10. *DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE*

Information regarding PCA's executive officers required by this Item 10 is set forth in Item 1 of Part I of this report under the caption "Executive Officers of the Registrant."

The following information required by this Item 10 will be included in PCA's Proxy Statement for the 2026 Annual Meeting of Stockholders and is incorporated by reference herein:

- Information regarding PCA's directors included under the caption "Election of Directors"

- Information regarding PCA's Audit Committee and financial experts included under the caption "Election of Directors — Audit Committee"

- Information regarding PCA's codes of ethics included under the caption "Election of Directors — Code of Ethics"

- Information regarding PCA's stockholder nominating procedures included under the captions "Election of Directors — Nominating and Governance Committee," "Other Information — Recommendations for Board — Nominated Director Nominees," and "Other Information — Procedures for Nominating Directors or Bringing Business Before the 2026 Annual Meeting"

- Information regarding compliance with Section 16(a) of the Securities Exchange Act of 1934 included under the caption "Delinquent Section 16(a) Reports"

The Company has adopted an insider trading policy which promotes compliance with insider trading, rules and regulations, and any listing standards applicable to the Company. The trading policy applies to all directors, officers, employees, consultants, and contractors of the Company (including its subsidiaries), as well as family members who live in their household whose transactions in Company securities are directed by (or subject to the influence or control of) any such covered person. The trading policy prohibits trading in Company securities while in possession of material, non-public information ("MNPI") and prohibits tipping or otherwise disclosing MNPI. A copy of our trading policy is incorporated herein by reference.

The Company has also adopted an insider trading policy addendum that applies to officers, directors and other specified individuals. These individuals are not permitted to transact in Company securities during blackout periods specified in the policy, which generally begin 15 calendar days before the end of each calendar quarter and run through the business day after we release earnings for that quarter, subject to limited exceptions specified in the addendum. Trades by executive officers and directors require pre-clearance from our chief executive officer and our insider trading compliance officer prior to execution. The addendum is included with our trading policy.

Item 11.   *EXECUTIVE COMPENSATION*

Information with respect to executive compensation required by this Item 11 will be included in PCA's Proxy Statement under the captions "Compensation Discussion and Analysis," "Compensation Committee Report," "Executive Officer Compensation" (including all subcaptions and tables thereunder), "Director Compensation," and "Board Committees — Compensation Committee" and is incorporated herein by reference.

Item 12.   *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

Information with respect to security ownership of certain beneficial owners and management required by this Item 12 will be included in PCA's Proxy Statement under the caption "Ownership of Our Stock" and is incorporated herein by reference.

Authorization of Securities under Equity Compensation Plans — Securities authorized for issuance under our equity compensation plans at December 31, 2025 are as follows:

| | Column | | |
| | A | B | C |
Plan Category	Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants, and Rights (a)	Weighted Average Exercise Price of Outstanding Options, Warrants, and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column A)
Equity compensation plans approved by securityholders	—	$ —	2,467,553
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	**—**	**$ —**	**2,467,553**

(a) Assumes that outstanding performance units pay out at the target level. Does not include 949,672 shares of unvested restricted stock and performance units granted pursuant to our Second Amended and Restated 1999 Long-Term Equity Incentive Plan.

Item 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

Information with respect to certain relationships and related transactions and director independence required by this Item 13 will be included in PCA's Proxy Statement under the captions "Transactions with Related Persons" and "Election of Directors—Determination of Director Independence," respectively, and is incorporated herein by reference.

Item 14. *PRINCIPAL ACCOUNTING FEES AND SERVICES*

Information with respect to fees and services of the principal accountant required by this Item 14 will be included in PCA's Proxy Statement under the caption "Ratification of Appointment of the Independent Registered Public Accounting Firm" under the subcaptions "- Fees to the Independent Registered Public Accounting Firm" and "- Audit Committee Preapproval Policy for Audit and Non-Audit Fees" and are incorporated herein by reference.

Item 15. *EXHIBITS, FINANCIAL STATEMENT SCHEDULES*

(a) The following documents are filed as a part of this report:

(1) The financial statements listed in the "Index to Financial Statements."

(2) Financial Statement Schedule.

All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions, are inapplicable or not material, or the information called for thereby is otherwise included in the financial statements or the accompanying notes to the financial statements and therefore, have been omitted.

(3) Exhibits

Exhibit Number	Description
2.1	Contribution Agreement, dated as of January 25, 1999, among Pactiv Corporation (formerly known as Tenneco Packaging Inc.) ("Pactiv"), PCA Holdings LLC ("PCA Holdings") and Packaging Corporation of America ("PCA"). (Incorporated herein by reference to Exhibit 2.1 to PCA's registration Statement on Form S-4, Registration No. 333-79511).
2.2	Letter Agreement Amending the Contribution Agreement, dated as of April 12, 1999, among Pactiv, PCA Holdings and PCA. (Incorporated herein by reference to Exhibit 2.2 to PCA's Registration Statement on Form S-4, Registration No. 333-79511).
2.3	Agreement and Plan of Merger, dated September 16, 2013, between PCA, Bee Acquisition Corp. and Boise Inc. (Incorporated herein by reference to Exhibit 2.1 to PCA's Current Report on Form 8-K filed September 17, 2013, File No. 1-15399). PCA will furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request; provided, however, that PCA may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedule or exhibit so furnished.
2.4	Purchase and Sale Agreement, dated June 30, 2025, between PCA, Greif, Inc., and Greif Packaging LLC (Incorporated herein by reference to Exhibit 10.1 to PCA's Current Report on Form 8-K filed July 3, 2025, File No. 1-15399). PCA will furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request; provided, however, that PCA may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedule or exhibit so furnished.
3.1	Restated Certificate of Incorporation of PCA. (Incorporated herein by reference to Exhibit 3.1 to PCA's Registration Statement on Form S-4, Registration No. 333-79511).
3.2	Certificate of Amendment to Restated Certificate of Incorporation of PCA. (Incorporated herein by reference to Exhibit 3.2 to PCA's Registration Statement on Form S-4, Registration No. 333-109437.)
3.3	Amended and Restated By-laws of PCA. (Incorporated herein by reference to Exhibit 3.1 to PCA's Current Report on Form 8-K filed December 13, 2020, File No. 1-15399.)
4.1	Form of certificate representing shares of common stock. (Incorporated herein by reference to Exhibit 4.9 to PCA's Registration Statement on Form S-1, Registration No. 333-86963.)
4.2	Indenture, dated as of July 21, 2003, between PCA and U.S. Bank National Association. (Incorporated herein by reference to Exhibit 4.2 to PCA's Quarterly Report on Form 10-Q for the period ended June 30, 2003, File No. 1-15399.)

Exhibit Number	Description
4.3	First Supplemental Indenture, dated as of July 21, 2003, between PCA and U.S. Bank National Association. (Incorporated herein by reference to Exhibit 4.3 to PCA's Quarterly Report on Form 10-Q for the period ended June 30, 2003, File No. 1-15399.)
4.4	Officers' Certificate, dated as of November 21, 2019, pursuant to Section 301 of the Indenture establishing 3.000% Senior Notes due 2029 and 4.050% Senior Notes due 2049. (Incorporated herein by reference to Exhibit 4.1 to PCA's Current Report on Form 8-K filed November 21, 2019, File No. 1-15399.)
4.5	3.000% Senior Notes due 2029. (Incorporated herein by reference to Exhibit 4.2 to PCA's Current Report on Form 8-K filed November 21, 2019, File No. 1-15399.)
4.6	4.050% Senior Notes due 2049. (Incorporated herein by reference to Exhibit 4.3 to PCA's Current Report on Form 8-K filed November 21, 2019, File No. 1-15399.)
4.7	Officer's Certificate, dated December 13, 2017, pursuant to Section 301 of the Indenture establishing 2.450% Senior Notes due 2020 (redeemed and no longer outstanding) and 3.400% Senior Notes due 2027. (Incorporated herein by reference to Exhibit 4.1 to PCA's Current Report on Form 8-K filed December 13, 2017, File No. 1-15399).
4.8	3.400% Senior Notes due 2027 (Incorporated herein by reference to Exhibit 4.3 to PCA's Current Report on Form 8-K filed December 13, 2017, File No. 1-15399).
4.9	Officer's Certificate, dated September 21, 2021, pursuant to Section 301 of the Indenture establishing 3.050% Senior Notes due 2051. (Incorporated herein by reference to Exhibit 4.1 to PCA's Current Report on Form 8-K filed September 21, 2021, File No. 1-15399).
4.10	3.050% Senior Notes due 2051 (Incorporated herein by reference to Exhibit 4.2 to PCA's Current Report on Form 8-K filed September 21, 2021, File No 1-15399.)
4.11	Officers' Certificate, dated November 30, 2023, pursuant to Section 301 of the Indenture establishing 5.700% Senior Notes due 2033. (Incorporated herein by reference to Exhibit 4.1 to PCA's Current Report on Form 8-K filed November 30, 2023, File No. 1-15399).
4.12	5.700% Senior Notes due 2033 (Incorporated herein by reference to Exhibit 4.2 to PCA's Current Report on Form 8-K filed November 30, 2023, File No. 1-15399).
4.13	Officers' Certificate, dated August 15, 2025, pursuant to Section 301 of the Indenture establishing 5.200% Senior Notes due 2035. (Incorporated herein by reference to Exhibit 4.1 to PCA's Current Report on Form 8-K filed August 15, 2025, File No. 1-15399).
4.14	5.200% Senior Notes due 2035 (Incorporated herein by reference to Exhibit 4.2 to PCA's Current Report on Form 8-K filed August 15, 2025, File No. 1-15399).
4.15	Description of Common Stock. (Incorporated herein by reference to Exhibit 4.13 to PCA's Annual Report on Form 10-K for the year ended December 31, 2019, File No. 1-15399).
10.1	Credit Agreement, dated July 31, 2025 between Packaging Corporation of America and the lenders and agents named therein. (Incorporated herein by reference to Exhibit 10.1 to PCA's Current Report on Form 8-K filed August 6, 2025, File No. 1-15399).
10.2	Credit Agreement, dated July 31, 2025 between Packaging Corporation of America and the lenders and agents named therein. (Incorporated herein by reference to Exhibit 10.2 to PCA's Current Report on Form 8-K filed August 6, 2025, File No. 1-15399).
10.3	Packaging Corporation of America Thrift Plan for Hourly Employees and First Amendment of Packaging Corporation of America Thrift Plan for Hourly Employees, effective February 1, 2000. (Incorporated herein by reference to Exhibit 4.5 to PCA's Registration Statement on Form S-8, Registration No. 333-33176.)

Exhibit Number	Description
10.4	Packaging Corporation of America Retirement Savings Plan, effective February 1, 2000. (Incorporated herein by reference to Exhibit 4.6 to PCA's Registration Statement on Form S-8, Registration No. 333-33176.)*
10.5	Packaging Corporation of America Supplemental Executive Retirement Plan, as Amended and Restated Effective as of January 1, 2023. (Incorporated herein by reference to Exhibit 10.4 to PCA's Annual Report on Form 10-K for the year ended December 31, 2022, File No. 1-15399).*
10.6	Packaging Corporation of America Deferred Compensation Plan, as Amended and Restated Effective as of February 27, 2019. (Incorporated herein by reference to Exhibit 10.5 to PCA's Annual Report on Form 10-K for the year ended December 31, 2019, File No. 1-15399).*
10.7	Second Amended and Restated 1999 Long-Term Equity Incentive Plan, effective as of May 8, 2024, conformed to incorporate all amendments. (Incorporated herein by reference to Appendix B to PCA's Proxy Statement for the 2024 Annual Meeting of Stockholders)*
10.8	Amended and Restated Executive Incentive Compensation Plan, effective as of December 29, 2017. (Incorporated herein by reference to Exhibit 10.10 to PCA's Annual Report on Form 10-K for the year ended December 31, 2017, File No. 1-15399.)*
10.9	Trade Vendor Purchasing Agreement, dated December 6, 2019, between Boise White Paper, L.L.C. and Office Depot, Inc. (Incorporated by reference to Exhibit 10.11 to PCA's Annual Report on Form 10-K for the year ended December 31, 2019, File No. 1-15399)**
10.10	Form of Return on Invested Capital Performance Unit Agreement for executive officer awards. (Incorporated by reference to Exhibit 10.2 to PCA's Quarterly Report on Form 10-Q for the period ended June 30, 2018, File No. 1-15399).*
10.11	Form of Total Shareholder Return Performance Unit Agreement for executive officer awards. (Incorporated by reference to Exhibit 10.3 to PCA's Quarterly Report on Form 10-Q for the period ended June 30, 2018, File No. 1-15399).*
10.12	Form of Restricted Stock Agreement for executive officer awards. (Incorporated by reference to Exhibit 10.1 to PCA's Quarterly Report on Form 10-Q for the period ended June 30, 2018, File No. 1-15399).*
19.1	Packaging Corporation of America Insider Trading Policy adopted December 7, 2011 with Addendum applicable to certain designated persons. (Incorporated herein by reference to Exhibit 19 to PCA's Annual Report on Form 10-K for the year ended December 31, 2024, File No. 1-15399).
21.1	Subsidiaries of the Registrant.†
23.1	Consent of KPMG LLP.†
24.1	Powers of Attorney.†
31.1	Certification of Chief Executive Officer, As Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.†
31.2	Certification of Chief Financial Officer, As Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.†
32	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. §1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.†
97	Packaging Corporation of America Clawback Policy, adopted as of December 1, 2023. (Incorporated herein by reference to Exhibit 97 to PCA's Annual Report on Form 10-K for the year ended December 31, 2023, File No. 1-15399).

Exhibit Number	Description
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Management contract or compensatory plan or arrangement.

** Confidential information in this exhibit has been omitted.

† Filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized on February 26, 2026.

Packaging Corporation of America

/s/   MARK W. KOWLZAN

Mark W. Kowlzan
Chairman of the Board and Chief Executive Officer
Principal Executive Officer

/s/   KENT A. PFLEDERER

Kent A. Pflederer
Executive Vice President and Chief Financial Officer
Principal Financial Officer and *Principal Accounting Officer*

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below on February 26, 2026, by the following persons on behalf of the registrants and in the capacities indicated.

Signature	**Capacity**
/s/ MARK W. KOWLZAN Mark W. Kowlzan	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)
/s/ KENT A. PFLEDERER Kent A. Pflederer	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
* Cheryl K. Beebe	Director
* Duane C. Farrington	Director
* Karen E. Gowland	Director
* Donna A. Harman	Director
* Robert C. Lyons	Director
* Samuel M. Mencoff	Director
* Roger B. Porter	Director
* Thomas S. Souleles	Director
* Paul T. Stecko	Director
/s/ KENT A. PFLEDERER Kent A. Pflederer *(Attorney-In-Fact)*	

Exhibit 31.1

CEO CERTIFICATION PURSUANT TO SECTION 302
OF THE SARBANES-OXLEY ACT OF 2002

I, Mark W. Kowlzan, certify that:

(1) I have reviewed this annual report on Form 10-K of Packaging Corporation of America (PCA);

(2) Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

(3) Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of PCA as of, and for, the periods presented in this annual report;

(4) PCA's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for PCA and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to PCA, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of PCA's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in PCA's internal control over financial reporting that occurred during PCA's most recent fiscal quarter (PCA's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, PCA's internal control over financial reporting; and

(5) PCA's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to PCA's auditors and the Audit Committee of PCA's Board of Directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect PCA's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in PCA's internal control over financial reporting.

/s/   MARK W. KOWLZAN

Mark W. Kowlzan
Chairman of the Board and Chief Executive Officer

Date: February 26, 2026

Exhibit 31.2

CFO CERTIFICATION PURSUANT TO SECTION 302
OF THE SARBANES-OXLEY ACT OF 2002

I, Kent A. Pflederer, certify that:

(1) I have reviewed this annual report on Form 10-K of Packaging Corporation of America (PCA);

(2) Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

(3) Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of PCA as of, and for, the periods presented in this annual report;

(4) PCA's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for PCA and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to PCA, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of PCA's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in PCA's internal control over financial reporting that occurred during PCA's most recent fiscal quarter (PCA's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, PCA's internal control over financial reporting; and

(5) PCA's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to PCA's auditors and the Audit Committee of PCA's Board of Directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect PCA's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in PCA's internal control over financial reporting.

/s/   KENT A. PFLEDERER
_____

Kent A. Pflederer
Executive Vice President and Chief Financial Officer

Date: February 26, 2026

Exhibit 32

**CERTIFICATIONS OF CHIEF EXECUTIVE OFFICER AND
CHIEF FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

We are providing this Certificate pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C., Section 1350. It accompanies the Annual Report on Form 10-K of Packaging Corporation of America for the year ended December 31, 2025.

I, Mark W. Kowlzan, Chief Executive Officer of Packaging Corporation of America (the "Company"), certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Annual Report of the Company on Form 10-K for the period ended December 31, 2025 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in such Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ MARK W. KOWLZAN

Mark W. Kowlzan
Chairman of the Board and Chief Executive Officer

Date: February 26, 2026

I, Kent A. Pflederer, Chief Financial Officer of Packaging Corporation of America (the "Company"), certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Annual Report of the Company on Form 10-K for the period ended December 31, 2025 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in such Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ KENT A. PFLEDERER

Kent A. Pflederer
Executive Vice President and Chief Financial Officer

Date: February 26, 2026

Annual Meeting

The annual meeting of shareholders will be held at 8:30 a.m., Central Time, on May 12, 2026, at the Company's office located at 1 North Field Court, Lake Forest, IL 60045.

Shareholder Services

To transfer securities, change address or replace lost certificates, please contact:

Packaging Corporation of America Shareholder Services
c/o Computershare Trust Company N.A., 150 Royall Street, Suite 101, Canton, Massachusetts 02021
Toll Free: (877) 282-1168 Outside North America: (781) 575-2723
Shareholder Website: www.computershare.com/investor

Stock Exchange Information

Packaging Corporation of America's common stock is listed on the New York Stock Exchange under the ticker symbol PKG.

Certifications

On June 16, 2025, the Company filed with the New York Stock Exchange (the "NYSE") the Annual CEO Certification regarding the Company's compliance with the NYSE's Corporate Governance listing standards as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual. In addition, the Company has filed as exhibits to this Annual Report on Form 10-K for the year ended December 31, 2025, the applicable certifications of its Chief Executive Officer and its Chief Financial Officer required under Section 302 of the Sarbanes-Oxley Act of 2002, regarding the quality of the Company's public disclosures.

Website: www.packagingcorp.com

Corporate news releases, Forms 10-K and 10-Q, annual reports and a variety of additional information of potential interest to investors are available through the Company's website.

Requests for Information

Additional information is available without charge. For additional copies of annual reports, Forms 10-K and 10-Q or other financial information, please contact:

Investor Relations, Packaging Corporation of America, 1 North Field Court, Lake Forest, IL 60045
Toll Free: (877) 454-2509

The following page presents Directors, Executive Officers, and Officers as of March 1, 2026:

Board of Directors

Mark W. Kowlzan
Chairman and Chief Executive Officer, Packaging Corporation of America

Cheryl K. Beebe
Retired Executive Vice President and Chief Financial Officer, Ingredion Incorporated

Duane C. Farrington
Retired Executive Vice President and Chief Administrative Officer, State Farm Mutual Automobile Insurance Company

Karen E. Gowland
Retired Senior Vice President, General Counsel and Secretary, Boise, Inc.

Donna A. Harman
Retired President and Chief Executive Officer, American Forest and Paper Association

Robert C. Lyons
Chief Executive Officer, GATX Corporation

Samuel M. Mencoff
Senior Advisor, Madison Dearborn Partners, LLC

Roger B. Porter
IBM Professor of Business and Government, Harvard University

Thomas S. Souleles
Vice Chairman, Madison Dearborn Partners, LLC

Paul T. Stecko
Retired Chairman and Chief Executive Officer, Packaging Corporation of America

Executive Officers

Mark W. Kowlzan
Chairman and Chief Executive Officer

Thomas A. Hassfurther
President

Charles J. Carter
Executive Vice President, Mill Operations

Kent A. Pflederer
Executive Vice President, Chief Financial Officer

Donald R. Shirley
Executive Vice President, Corrugated Products

Darla J. Olivier
Senior Vice President, Tax, ESG & Government Affairs

Heidi L. Patton
Senior Vice President, Containerboard Sales and Supply Chain

Fabian C. Strauss
Senior Vice President, Finance, Controller and Treasurer

Joseph W. Vaughn
Senior Vice President, Engineering and Operations Support

Officers

Mark D. Beyma
Vice President, Area General Manager

Jeffrey A. Caspary
Vice President, Area Mill Manager

James E. Collier
Vice President, Area General Manager

Dana C. Cook
Vice President, Area Mill Manager

S. Ellis Cunningham
Vice President, General Counsel and Secretary

Charles R. Davis
Vice President, Strategic Projects

Prafulla D'Souza
Vice President, Marketing and Communications Corrugated Products

Scott L. Feil
Vice President, Strategic Projects

Keith D. Ferrara
Vice President, Sales and Marketing

Richard E. Ford
Vice President, Area General Manager

Yulia Gurman
Vice President, Internal Audit

Kevin P. Hansell
Vice President, Area General Manager

Richard Hartwick
Vice President, Area General Manager

Thomas J. Hastings
Vice President, Area General Manager

Kevin Kooistra
Vice President, Finance, Corrugated Products

Krishna B. Kumar
Vice President, Application Development

Paul LeBlanc
Vice President, Paper

Peter A. Martens
Vice President, Mill Finance

R. Dennis Martin
Vice President, Purchasing and Real Estate

Frederick R. Parker
Vice President, Reliability and Engineering

John S. Piotrowski
Vice President, Environmental

Dustin D. Sanders
Vice President, Chief Information Officer

James D. Southwell
Vice President, Product Strategy and Quality

David L. Streck
Vice President, Labor Relations

Rodney K. Thomas
Vice President, Project Management & Construction

Steven L. Toffler
Vice President, Area General Manager

Samuel G. Walden
Vice President, Application Development, Mills and CBS

Adam W. Webster
Vice President, Corporate Process Technology

Robert M. Wilhelm
Vice President, Mill Integration

Michelle I. Wojdyla
Vice President, Compensation and Benefits

Halane A. Young
Vice President, Chief Human Resources Officer

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PACKAGING AND PAPER SERVICE NETWORK



Seattle
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WA
Richland
Wallula
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OR
MT
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ME
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ID
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Pearl
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LA
Waco
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Jacksonville
FL
Orlando
Tampa
Winter Haven
Miami
Miami Gardens
Donna

FULL-LINE PLANTS

Arlington, TX
Ashland, OH
Burley, ID
Burlington, WI
Chicago, IL
Columbus, IN
Denver, CO
Garland, TX
Gas City, IN
Golden Valley, MN
Grand Rapids, MI
Grandville, MI
Harrisonburg, VA
Honea Path, SC
Jackson, TN
Jacksonville, FL
Kingsburg, CA
Lancaster, PA
Los Angeles, CA
Louisville, KY
Marshalltown, IA
Marshfield, WI
McClellan, CA
Miami, FL
Middletown, OH
Milwaukee, WI
Minneapolis, MN
Morganton, NC
Nampa, ID
New Oxford, PA
New Oxford Specialty, PA
Newark, OH
Northampton, MA
Omaha, NE
Pearl, MS
Phoenix, AZ
Plano, TX
Plymouth, MI
Reading, PA
Richland, WA
Richmond, VA
Salem, OR
Salt Lake City North, UT
Salt Lake City South, UT
Syracuse, NY
Vincennes, IN
Waco, TX
Wallula, WA
Winter Haven, FL

SHEET/SPECIALTY PLANTS

Akron, OH
Atlanta, GA
Carrollton, TX
Cheswick, PA
Chicago, IL
City of Industry, CA
Conrad, IA
Donna, TX
Edmore, MI
El Paso, TX
Fairfield, OH
Franklin, WI
Gallatin, TN
Greensboro, NC
High Point, NC
Huntsville, AL
Knoxville, TN
Landisville, PA
Miami Gardens, FL
Olive Branch, MS
Opelika, AL
Roanoke, VA
Salt Lake City, UT
San Bernardino, CA
Seattle, WA
South Gate, CA
Tampa, FL
Waco, TX

SHEET FEEDER

Cincinnati, OH
Concord, NC
Dallas, TX
Mason, MI
Massillon, OH
Palmyra, PA
Waco, TX

RESOURCE AND SUPPORT CENTERS

Honea Path, SC
Winter Haven, FL

MILLS

Counce, TN
DeRidder, LA
Filer City, MI
International Falls, MN
Jackson, AL
Massillon, OH
Riverville, VA
Tomahawk, WI
Valdosta, GA
Wallula, WA

RETAIL DESIGN CENTERS

Bentonville, AR
Fairfield, OH
Hackettstown, NJ
Hershey, PA
Mooresville, NC
South Gate, CA
Vernon Hills, IL

ADMINISTRATIVE OFFICES

Boise, ID

RESEARCH AND INNOVATION CENTER

Vernon Hills, IL

HEXACOMB

Arlington, TX
Auburn, WA
Farmville, NC
Kalamazoo, MI
North Haven, CT
Santa Fe Springs, CA
Trenton, IL

CORPORATE HEADQUARTERS

Lake Forest, IL

FULFILLMENT CENTERS

Ashland, OH
Hanover, PA

PACKAGING AND SUPPLY CENTERS

Elizabethtown, PA
Jacksonville, FL
Liverpool, NY
Miami, FL
Orlando, FL
Vista, CA
Westfield, MA
Winchester, VA

PEOPLE · CUSTOMERS · TRUST



When you choose Packaging Corporation of America, you work with **people** who do the right things for each other and for our **customers**. We believe in utilizing the power of strong collaborative relationships, bound by the **trust** we have earned, to deliver innovative paper and packaging solutions and an outstanding service experience.

1 North Field Court
Lake Forest, Illinois 60045
(800) 456-4725
www.packagingcorp.com



PACKAGING CORPORATION OF AMERICA